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03024929

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Singapore Airport Terminal Services Ltd.

*CURRENT ADDRESS

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5117 FISCAL YEAR 3-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF/BY: dlw

DATE : 7/31/03

AR/S
3-31-03 03 JUL 30 7:21

SINGAPORE LOCATION :

Latitude 1° 22'N
Longitude 103° 59'E



MISSION STATEMENT

SATS aims to be the best handling agent in the world, providing airport ground handling, inflight catering and aviation security services of the highest quality, while giving value to customers and shareholders, and career fulfilment to staff.

CONTENTS 

CHAIRMAN'S STATEMENT



Dear Shareholders,

SATS' revenue increased steadily from the start of financial year 2002-03 as passenger numbers and cargo loads rose, a result of the faster-than-expected recovery from the terrible events of 11 September 2001. The second half of the financial year began less auspiciously with the bombing incident in Bali, followed by the threat of war in Iraq and the war itself. The adverse effects of SARS (Severe Acute Respiratory Syndrome), which so decimated the travel industry, were first felt in March, the last month of the financial year.

The SATS Group posted a profit after tax of $214.8 million in 2002-03, a slight increase of 0.9% from the year before. Operating profit was lower by $38.5 million or 14.4%, but this is only because of the provision of profit-sharing bonus amounting to $58.2 million, the equivalent of 3.23 months of basic wage. Associate companies continued to do well, increasing their contribution to Group profit by 38.2% to $31.1 million, which represents 12.0% of the Group's pre-tax profit.

Despite the difficult operating environment, it is a creditable performance.

The Group continued to pursue its policy of growth through acquisitions and joint ventures. In the first half of the year, we increased our stake in our Taiwan associate company Evergreen Air Cargo Services Corporation from 20% to 25%. The cargo handling venture has been fully operational since July 2002 and has been experiencing good growth.

In November 2002 we acquired 57.1% of Country Foods Pte Ltd., a Singapore food processing company, for $4 million. This was boosted by another equity injection of $2 million in March 2003, which took our total shareholding to 66.7%. The capital invested will be used to expand production capacity and develop markets in North and Southeast Asia. This is SATS Catering's first major investment in non-airline food catering and represents a step in diversification from its traditional business. Country Foods has a small facility for production of frozen meals that can be expanded to accommodate a wider variety of meal requirements by airlines in future.

At Changi Airport, new service and product offerings were introduced that help the Airport maintain its position of eminence. Economy class passengers will now have access to spa facilities at our new Rainforest Lounge in Terminal 1, while a new Premier Check-in Lounge is available for use by First and Business Class passengers. SATS Security Services further expanded security measures both at Changi Airport and SATS premises.



Due recognition was given to our employees, who received a record 559 Excellent Service Awards during the year from SPRING Singapore, the National Standards, Productivity and Innovation Board.

As the financial year drew to a close, the Iraq war and SARS caused many airlines to suspend flights. While SARS had minimal impact on our performance in 2002-03, its adverse effect has persisted. Our performance in April 2003, the first month of the current financial year, was severely affected by the dramatic drop in passengers handled and meals catered. The performance in May 2003 is unlikely to be much better. Fortunately, viruses do not affect air cargo directly, although the cutback in passenger flights has marginally reduced cargo capacity of airlines and consequently SATS' handling activities at Changi Airport.

Harsh conditions demand bold if unpopular measures, and the Company has little alternative but to embark on a painful exercise to cut wages and retrench staff. Other less drastic measures to reduce costs have already been implemented, such as a freeze on hiring and deferral of all non-urgent expenditure, as well as the release of casual contract workers.

SATS has grown over the years from an organization that services predominantly the parent airline to a large company listed on the Singapore Exchange which is itself a group of 11 associate companies based in 6 countries. This is not possible without the hard work and dedication of its employees. I am proud to be part of the Board of Directors since 1984 and its Chairman since 1991.

This is my last Chairman's Report. I wish to take this opportunity to thank all the employees of SATS for their contributions, and all my fellow Directors for their efforts and support.

I welcome the in-coming Chairman Mr Edmund Cheng. Mr Cheng is no stranger, as he has been avidly following the fortunes of SATS from his position of Board Director of Singapore Airlines since 1996. He is no stranger to me either, and I know he will make an excellent Chairman.

CHEONG CHOONG KONG
CHAIRMAN, SATS
21 MAY 2003

BOARD OF DIRECTORS

Dr Cheong Choong Kong, 62, was Chairman SATS from February 1991 until 21 May 2003.

Dr Cheong graduated with a Bachelor of Science with First Class Honours in Mathematical Statistics from Australia's University of Adelaide on a Colombo Plan scholarship. He went on to earn a Masters of Science and a Ph.D. in Statistics from the Australian National University in Canberra. Dr Cheong was Associate Professor at the University of Malaya until 1974 when he joined Singapore Airlines Limited. He became its Managing Director in 1984. He held the post of Deputy Chairman and Chief Executive Officer of Singapore Airlines Limited from 1996 until his retirement on 9 June 2003.

Dr Cheong currently serves as Board Director of Singapore Press Holdings Limited and Oversea-Chinese Banking Corporation Limited ("OCBC Bank"). He is also Chairman of the National University of Singapore Council.

Until recently, Dr Cheong had also served on the Boards of SIA Engineering Company Limited (as Chairman), Air New Zealand Limited and Virgin Atlantic Airways Limited.

Dr Cheong will be Executive Director and Chairman of OCBC Bank from 1 July 2003.

Mr Edmund Cheng Wai Wing, 50, was appointed Chairman SATS on 22 May 2003. Mr Cheng is the Deputy Chairman of Wing Tai Holdings Limited.

Mr Cheng graduated with a Bachelor of Science in Civil Engineering from Northwestern University, USA, and also holds a Masters of Architecture from Carnegie Mellon University, USA.

Mr Cheng is a Director of Singapore Airlines Limited, SNP Corporation Ltd, Wing Tai Holdings Limited and Clipsal Industries (Holdings) Limited. Mr Cheng is also the Chairman of the Old Parliament House Ltd and the Deputy Chairman of the National Arts Council and The Esplanade Co Ltd.

Mr Chew Choon Seng, 56, was appointed Deputy Chairman SATS on 22 May 2003. He has held the post of Chief Executive Officer Singapore Airlines Limited since 9 June 2003.

Mr Chew obtained his Bachelor of Engineering degree with First Class Honours from the University of Singapore, followed by a Masters in Operations Research and Management Studies from London's Imperial College.

Mr Chew joined Singapore Airlines Limited in 1972. He has held senior assignments in Tokyo, Rome, Sydney, Los Angeles and London and headed the Planning and Marketing divisions at corporate headquarters. In his previous post of Senior Executive Vice President (Administration), he had overall charge of finance, treasury, corporate planning, human resources, and legal and corporate affairs.

Mr Chew is the Chairman of SMRT Corporation Limited and Singapore Aircraft Leasing Enterprise Pte Ltd, the Deputy Chairman of SIA Engineering Company Limited, and a Director of Singapore Airlines Limited and Virgin Atlantic Limited. Mr Chew is also a Director of the Singapore International Foundation.



A



B



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Mr Tan Jiak Ngee Michael, 61, Senior Executive Vice President (Commercial), in Singapore Airlines Limited, was Deputy Chairman SATS until 21 May 2003. Since then, he has continued to be a Board Director of SATS.

Mr Tan joined Malayan Airways Ltd, a forerunner of Singapore Airlines Limited, in 1960. He rose through the ranks, holding various positions from country manager in a number of Asian countries, to senior positions in Planning, Sales, Marketing and Commercial in Head Office. He has held his current post of Senior Executive Vice President (Commercial) since 2001.

Mr Tan is the Chairman of Singapore Airlines Cargo Pte Ltd and sits on the Board of Virgin Atlantic Limited, Virgin Atlantic Airways Limited and Virgin Travel Group Limited.

Mr Tan served as a member of Singapore National Tourism Plan 21. He also served as a Board member of the Pacific Area Travel Association for many years, and represented Singapore Airlines Limited in the Singapore Government's Manpower 21 Project.

Mr Tan was previously on the Board of Air New Zealand Ltd.

Mr Barry Desker, 56, Director, Institute of Defence and Strategic Studies.

Mr Desker, a President's Scholar, graduated from the University of Singapore with a Bachelor of Arts (First Class Honours) degree and obtained his Master's Degree from the University of London on a Ford Foundation Fellowship. He joined the Singapore Administrative Service and served as Counsellor at the Singapore Embassy in Jakarta, Singapore's Deputy Permanent Representative to the United Nations in New York and Director of the Policy, Planning and Analysis Division of the Ministry of Foreign Affairs. He was Singapore's Ambassador to Indonesia from 1986 to 1993 and Chief Executive Officer of the Trade Development Board from 1994 to 2000.

Mr Desker is the Chairman of the Singapore International Foundation and Vice-Chairman of the Singapore Business Federation. He is also the Chairman of Jurong Port Pte Ltd and Singapore Technologies Marine Ltd and Director of SembCorp Logistics Ltd.

Mr Richard Charles Helfer, 52, was the founding President and Chief Executive Officer of Raffles Holdings Limited ("RHL") and Chairman and Chief Executive Officer of Raffles International Limited up till April 2003.

Mr Helfer graduated with a Bachelor of Arts (Honours) degree in Hotel and Restaurant Management from Michigan State University, USA.

Mr Helfer has been in the hotel and hospitality industry for more than 30 years, with expertise in a broad spectrum of portfolios, including the conceptualization, development and operation of hotels, mixed-use hotel, commercial and retail facilities, and other tourism-related projects. Mr Helfer led the successful public listing of RHL on the Singapore Exchange. He also spearheaded RHL's acquisition of Swissotel Holding AG, which owned the Swissotel hotels and resorts, and the 55% divestment of RHL's interest in the Raffles City Complex. The acquisition doubled the number of hotels of the Raffles Holdings Group and strengthened its balance sheet.

Mr Helfer is also a Member of the World Travel & Tourism Council, Senior Adviser to the Minister of Tourism in Cambodia, Deputy Chairman of the Ministry of Manpower National Advisory Council on Skills Recognition, Chairman of Societe Montreux-Palace SA and a Board member of the Singapore Hotel Association, Preservation of Monuments Board and PSB Corporation. In May 2003, Mr Helfer was conferred Honorary Degree of Doctor of Business Administration in Hospitality Management, Honoris Causa by Johnson & Wales University, USA.


D
E
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Dr Hong Hai, 59, is the Dean of Graduate Programmes, Nanyang Business School, Nanyang Technological University.

Dr Hong obtained a Bachelor of Engineering (First Class Honours) degree from the University of Canterbury on a Colombo Plan scholarship. He also holds a Masters degree in Public Administration from Harvard University and a Ph.D. in Economics from the Carnegie-Mellon University, USA.

Dr Hong's previous position, held until his retirement in April 2003, was President & Chief Executive Officer of Haw Par Corporation Limited and Haw Par Healthcare Limited. He continues to be a Director on the Boards of both companies. Dr Hong was also previously the Group General Manager of Wearne Brothers Limited, Managing Director of Applied Research Corporation, and a Member of Parliament.

Dr Hong serves as a Council member and Chairman of the Economic Committee of the Singapore Chinese Chamber of Commerce and Industry, and member of the Traditional Chinese Medicine Practitioners Board and Singapore Confederation of Industries.

Dr Hong is currently a Director of IDT Holdings (Singapore) Limited, Poh Tiong Choon Logistics Limited, Asia Food and Properties Ltd and Golden Agri-Resources Ltd.

Mr Ng Kee Choe, 59, is currently Vice-Chairman of the Development Bank of Singapore Ltd ("DBS Bank").

Mr Ng graduated with a Bachelor of Science (Honours) degree from the University of Singapore. He joined DBS Bank in 1970.

Mr Ng is on the Board of the Singapore International Foundation. He is also Vice Chairman of the Singapore Institute of Banking & Finance. Mr Ng is the Chairman of Singapore Power Limited. He is also a Director of DBS Group Holdings Limited and Wing Lung Bank Limited.

Mr Ng was previously the Chairman of The Insurance Corporation of Singapore Ltd (now known as Aviva Limited) and a Director of DBS Group Holdings Ltd, DBS Thai Danu Bank Public Co Ltd, DBS Kwong On Bank Limited, and Singapore Technologies Engineering Ltd.

Mr Ng will assume the position of Senior Advisor to the Chief Executive Officer of DBS Bank after his retirement on 30 June 2003.

Dr Ow Chin Hock, 59, is Ambassador-at-large (part-time) at the Ministry of Foreign Affairs.

Dr Ow graduated with a Bachelor of Arts (Honours) degree from the University of Singapore. He also holds a Masters of Arts in Economic Development and a Ph.D. in Economics, both from Vanderbilt University, Nashville, Tennessee, USA.

Dr Ow was a Member of Parliament from 1976 to 2001, and has held several positions in the Singapore government, the most recent being Minister of State for Foreign Affairs, Mayor of Tanjong Pagar CDC District and Chairman of Tanjong Pagar-West Coast Town Council.

Dr Ow was Executive Chairman of Pan-United Corporation Limited, and Chairman of its joint venture companies in China and director of its subsidiaries, from 1993 to 1997. Dr Ow is a Director of People's Food Holdings Limited.

Mr Phoon Siew Heng Jimmy, 39, is Managing Director, Strategic Development (Asia Investments), Temasek Holdings (Private) Limited.

Mr Phoon holds a Bachelor of Economics (Honours) degree from Monash University, Australia. He was previously an Executive Director of Standard Chartered Merchant Bank Asia Limited and a Deputy Director in the Ministry of Finance, Singapore.

Mr Phoon is a Director of SMRT Corporation Limited and SIA Engineering Company Limited.


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FINANCIAL HIGHLIGHTS

	2002-2003	2001-2002	% CHANGE
GROUP ($ MILLION)			
Total revenue	958.1	895.3	+ 7.0
Total expenditure	729.9	628.6	+ 16.1
Operating profit	228.2	266.7	- 14.4
Profit before tax	258.1	287.5	- 10.2
Profit after tax	214.8	212.8	+ 0.9
Profit attributable to shareholders	214.7	212.9	+ 0.8
Share capital	100.0	100.0	-
Distributable reserves	985.2	829.5	+ 18.8
Non-distributable reserves	1.6	0.8	+ 100.0
Shareholders' funds	1,086.8	930.3	+ 16.8
Return on shareholders' funds (%)	21.3	25.2	- 3.9 points
Total assets	1,672.1	1,487.9	+ 12.4
Net liquid assets	268.1	253.5	+ 5.8
Value added	705.4	654.9	+ 7.7
Economic Value Added	136.9	166.3	- 17.7
PER SHARE DATA			
Earnings before tax (cents)	25.8	28.8	- 10.4
Earnings after tax (cents)			
- basic	21.5	21.3	+ 0.9
- diluted	21.4	21.3	+ 0.5
Net tangible assets (cents)	107.8	92.2	+ 16.9
Net asset value (cents)	108.7	93.0	+ 16.9
DIVIDENDS			
Interim dividends (cents per share)	3.0	2.0	+ 50.0
Proposed final dividend (cents per share)	4.0	4.0	-
Dividend cover (times)	3.9	4.6	- 0.7 time
EMPLOYEE PRODUCTIVITY			
Average number of employees	9,327	9,227	+ 1.1
Revenue per employee ($)	102,728	97,028	+ 5.9
Value added per employee ($)	75,628	70,973	+ 6.6
OPERATING DATA			
Airfreight throughput (in million tones)	1.44	1.32	+ 8.8
Passengers served (in millions)	24.48	23.68	+ 3.4
Inflight meals prepared (in millions)	22.19	21.77	+ 1.9
Flights handled (in thousands)	75.11	75.95	- 1.1

Notes:

1. SATS financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2. Return on shareholders' funds is the profit after taxation and minority interests expressed as a percentage of the average shareholders funds.
3. Net liquid assets is derived by offsetting current loan liabilities against liquid assets.
4. Basic earnings per share is computed by dividing the profit attributable to shareholders by the weighted average number of fully paid shares in issue.
5. Diluted earnings per share is computed by dividing the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
6. Dividend cover is profit attributable to shareholders divided by net dividends.

FINANCIAL CALENDAR

31 MARCH 2003
Financial Year-End

21 MAY 2003
Announced 2002-2003 results

22 MAY 2003
Media / analysts' briefing on 2002-2003 results

12 JUNE 2003
Despatch of Summary Financial Report to Shareholders

26 JUNE 2003
Despatch of Annual Report to Shareholders

19 JULY 2003
Annual General Meeting

30 JULY 2003
Announcement of 2003-2004 first quarter results

08 AUGUST 2003
Payment of 2002-2003 Final Dividend

29 OCTOBER 2003
Announcement of 2003-2004 second quarter results

OVERSEAS INVESTMENTS

(49.0%) Taj SATS Air Catering (TSAC)

(40.0%) Beijing Airport Inflight Kitchen (BAIK)

Maldives Inflight Catering (MIC) (35.0%)

(30.0%) Taj Madras Flight Kitchen (TMFK)

INFLIGHT CATERING

(20.0%) MacroAsia-Eurest Catering Services (MECS)

(16.7%) Macau Catering Services (MCS)

(15.0%) Evergreen Sky Catering (ESC)

GROUND HANDLING

(40.0%) Beijing Aviation Ground Services (BGS)

(30.0%) Tan Son Nhat Cargo Services (TCS)

(25.0%) Evergreen Air Cargo Services Corporation (EGAC)

(24.5%) Asia Airfreight Terminal (AAT)

(20.0%) Evergreen Airline Services Corporation (EGAS)

OVERSEAS INVESTMENTS

SATS' GEOGRAPHICAL PRESENCE

1 CHINA

Beijing
> *BGS (40.0%)*
> *BAIK (40.0%)*

Hong Kong
> *AAT (24.5%)*

Macau
> *MCS (16.7%)*

2 TAIWAN

Taipei
> *ESC (15.0%)*
> *EGAS (20.0%)*
> *EGAC (25.0%)*

3 PHILIPPINES

Manila
> *MECS (20.0%)*

4 MALDIVES

Male
> *MIC (35.0%)*

5 VIETNAM

Ho Chi Minh City
> *TCS (30.0%)*

6 INDIA

Chennai
> *TMFK (30.0%)*

Mumbai

Delhi

Kolkata

Hyderabad

Goa
> *TSAC (49.0%)*

1

2

3

4

5

6


SATS SUBSIDIARIES
AS AT 31 MARCH 2003

SATS Catering 100%

SATS Airport Services 100%

SATS Security Services 100%

Aero Laundry & Linen Services 100%

100% Asia-Pacific Star Pte Ltd

70% Aerolog Express

SINGAPORE AIRPORT TERMINAL SERVICES (SATS)


Country Foods
67%

MILESTONES 2002-2003




B-MAB


27 JUNE

Minister for Manpower, Dr Lee Boon Yang, officially opened SATS' new $217 million Inflight Catering Centre 1 at Singapore Changi Airport. The new centre uses the latest manufacturing technology and houses state-of-the-art research facilities including the world's first Simulated Aircraft Cabin designed for food testing.

5 JULY

SATS joint-venture company, Evergreen Air Cargo Services Corporation (EGAC), officially commenced operations of its new 53,000 square metre on-airport facility at Taipei's Chiang Kai Shek Airport.

21 AUGUST

Air Macau became SATS' third new customer in five months.

17 OCTOBER

SATS Deputy Chairman Mr Michael Tan launched SATS' Occupational Health and Safety Policy to promote healthy and safe work practices for employees.

25 OCTOBER

SATS Group posted a half year profit of $118.2 million.

28 OCTOBER

SATS ventured into catering related business by acquiring a majority stake in Singapore food processing company, Country Foods Pte Ltd.

21 NOVEMBER

The inaugural flight of Australian Airlines touched down in Singapore. The airline appointed SATS as its ground handling agent.

27 NOVEMBER

SPRING Singapore recognised SATS employees' service excellence by awarding a record 559 Excellent Service Awards.

12 JANUARY

Xiamen Airlines started operations at Changi and chose SATS as its quality ground handling agent.

26 FEBRUARY

SATS increased its commitment to the Taiwan ground handling market by upping its shareholding in Evergreen Air Cargo Services Corporation from 20% to 25%.

20 MARCH

SATS increased its shareholding in Country Foods from 57% to 66.7% to help the company expand its production facilities.

21 MAY

SATS Group posts net profit of $214.7 million for 2002-2003 financial year.


SINGAPORE AIRPORT TERMINAL SERVICES



Growing SHAREHOLDER VALUE with international expansion



The Group continues to look at investments in overseas markets to develop its business and help deliver greater shareholder value.

GROWING IN CHALLENGING TIMES

The Group continued expanding its geographic base and entered into non-airline related business sectors to broaden its revenue streams and boost shareholder value.



Through the year in review, the international economy remained under pressure.

The war in Iraq and the accounting scandals affected consumer and investor confidence all over the world. Closer to home, the impact of SARS at the very end of the financial year in March 2003 and the terrorist attacks in Bali on 12 October 2002, underlined the vulnerability of Southeast Asia's travel and tourism industries.

Despite this challenging environment, the SATS Group maintained strong business fundamentals and confidence in its strategy for growth.

In Singapore, we grew our customer base, won awards and continued to improve productivity with technology and automation.

During the year, the Group continued expanding its geographic base and entered into non-airline related business sectors to broaden its revenue streams and boost shareholder value.

SATS overseas joint venture companies continued to grow their client bases, receive industry accolades and introduce new initiatives to help them deliver better service.

Overall, the Group's 12 established overseas ground handling and inflight catering investments increased profit contributions by 38.2% year on year to a total of $31.1 million.

During the year in review, Asia Airfreight Terminal (AAT) in Hong Kong won four new customers, taking total client numbers to 22. In April 2002, AAT received approval from the Airport Authority of Hong Kong to commence operation of a new subsidiary Asia Airfreight Services (AAS). The airport authority also recognised AAT for its outstanding commitment and contribution to the cargo industry.

Beijing Aviation Ground Services grew its customer base with five new airline clients, was awarded Best Worldwide Station by Scandinavian Airline System and implemented a range of training initiatives to boost service levels.

On 26 February 2002, SATS joint-venture company, Evergreen Air Cargo Services began partial operations at its new 53,000 square metre airfreight terminal in Taipei. The facility was officially opened on 5 July 2002.

From April 2002 to March 2003, EGAC handled 187,488 tonnes of cargo for 28 carriers at Chiang Kai Shek International Airport.

The $150 million, fully automated terminal is Taipei's second on-airport cargo facility and has a handling capacity of 500,000 tonnes a year.



SATS overseas inflight catering associate companies also increased client numbers, gaining non-airline customers to diversify revenue streams. They also won awards, competed in food festivals and made valuable contributions to the communities they operate in.

TAJ SATS Air Catering (TSAC) based in Mumbai, India, in which SATS has a 49 per cent stake, received Cathay Pacific's Most Consistent Caterer Award. Air France also named TSAC its Second Best Caterer for the period November 2001 to March 2002.

During the year TSAC commenced operation of its catering unit in Kolkata, while TAJ Madras Flight Kitchen in Chennai began institutional catering for TATA Group's Barista cafe, and corporate organisations.

SATS associate catering company in the Philippines, Macroasia-Eurest Catering Services (MECS), diversified its revenue sources by providing catering to established fast food chains, making it less reliant on airline business. MECS also celebrated its five millionth meal produced since operations began in 1998.

Beijing Airport Inflight Kitchen (BAIK), in which SATS has a 40% stake, won the Gold Chef Award and Gold Wing Award at the first Civil Aviation Air Catering Culinary Competition.

BAIK held inaugural flight ceremonies for new clients Air Astana and Pulkovo Aviation Enterprise and began implementation of Hazard Analysis Critical Control Points (HACCP) requirements in September 2002. It received the HACCP certification in May 2003.









Growing revenue through DIVERSIFIED sources



SATS is widening its revenue base by investing in related non-airline businesses. By diversifying its interests, SATS is finding new ways to grow the company.

DIVERSIFYING TO INCREASE SHAREHOLDER VALUE

SATS acquired a stake in Singapore food processing company, Country Foods Pte. Ltd.



During the year the SATS Group developed a key pillar of its growth strategy by diversifying into non-airline catering.

In November 2002, we acquired a controlling stake in Singapore food processing company, Country Foods Pte Ltd.

The move was in line with our goal of diversifying revenue sources by moving into related areas of business.

Along with strengthening market share in Singapore, building overseas investments, growing our international network of associate companies and developing partnerships, the diversification strategy is expected to be a key driver of future growth.

Our $4 million investment in Country Foods gave us an initial 57.1 per cent controlling stake in the company, which we extended to 66.7% in March 2003.

Country Foods is a quality manufacturer of processed food that supplies international fast food and restaurant chains, convenience stores, and supermarkets in Singapore.

We believe Country Foods has strong export growth potential in regional markets like Japan, Australia, Hong Kong and the Philippines. We will support the company as it seeks to accelerate exports and move into these new markets.

The acquisition became SATS' seventh subsidiary. It will enable us to broaden our customer base, widen revenue sources and provide SATS Catering with the opportunity to outsource some production functions, which will lower our cost base.

In 2002-2003, SATS' subsidiary Aerolog Express, an air cargo logistics joint venture with YCH Group, continued to grow.

The cargo tonnage handled by Aerolog Express increased three-fold from 2000 tonnes per month during the last financial year to over 7000 tonnes per month during the year in review.

During the year, a research team from the National University of Singapore's Department of Industrial and System Engineering studied the efficiency of Aerolog Express' online Aerogistics System and found it helped to reduce cargo clearance time by more than 30%.

Our related non-airline businesses will continue to be an important part of our growth strategy.


AEROLOG


AKE 6901 TG
W8
5393A
DOLL
DOLL
SATS

Confidence in STRONG business fundamentals



SATS' strong business fundamentals provide the company with stability in today's challenging climate. We have proven operational and service strengths, an experienced management team, and the commitment to grow the business.

PEOPLE AND AWARDS

During the year, the Civil Aviation Authority of Singapore awarded a SATS Customer Service Officer the coveted national Service Personality of the Year Award.



SATS employees made significant contributions to the company during another challenging year, improving services and winning awards.

Their commitment to providing exceptional customer service was recognised with a number of different awards, including 559 Service Excellence Awards from Singapore's national standards, productivity and innovation body, SPRING Singapore.

The Civil Aviation Authority of Singapore awarded SATS Customer Service Officer Cecilia Estrop the coveted national Service Personality of the Year Award.

Qantas presented SATS with the Preferred Supplier Award 2002, in recognition of outstanding performance in Passenger Services, Apron, Baggage and Load Control, Aircraft Interior Cleaning and Catering.

All Nippon Airways also gave SATS its "On time departure Performance of 100%" award and British Airways presented SATS with a Silver Award for the 'Most Improved Station', recognising further improvements in on-time departure, baggage handling, and customer service.

During the year, SATS' employees served the community with as much dedication as they served customers. The SATS Staff Association continued to run the SATS Home for Senior Citizens at Bedok South with funds contributed by employees. SATS departments also organized visits to the Home and distributed food parcels to needy residents in the Bedok area.

Employees also helped the Movement for the Intellectually Disabled of Singapore (MINDS) through activity days and school visits.

In 2002-2003, the Group extended its community programme by giving a helping hand to the Alzheimer's Disease Association (ADA) and the Children's Cancer Foundation (CCF).

SATS adopted the CCF and plans to organize fundraising activities and encourage employees to volunteer their time to support the Foundation.

SATS also supported the ADA by providing a mini-van, complete with wheelchair lift, to help transport members around.

In 2002-2003 the SATS Group continued to invest heavily in employee upskilling and initiatives to make the Group a good and caring employer to work for.

The SATS Undergraduate Scholarship programme for talented future managers got underway, following its launch last year. After receiving more than 200 applications, three candidates were selected and granted overseas scholarships worth over $100,000 each.

During the year SATS committed over 215,152 hours to employee training, equivalent to three training days per employee. The Group also assisted a further 189 staff to complete the Power IT Basic Course, bringing the number of employees who have completed the course to 1,101.

On 17 October 2002, the SATS Occupational Health and Safety Policy was launched to promote healthy and safe workplace practices for employees.

With employee health one of SATS' core values, we strongly encourage employees to exercise and maintain a healthy lifestyle.

Our A.C.T.I.V.E Day 2002 on 31 October featured a health bazaar and a series of 'work fit' exercises for staff. More than 700 employees participated in health screening programmes, conducted by the National Kidney Foundation in July 2002.

On 4 June 2002, we also held a Blood Donation Drive with the Singapore Red Cross and received an overwhelmingly positive response from employees.









SATS Cargo built its customer base and continued to improve services in Singapore, while growing overseas operations.

During the year in review, SATS Cargo reinforced its position as one of Asia's leading air cargo handlers. It expanded its customer base, and continued to improve services in Singapore.

For 2002-2003, SATS Cargo handled 1.44 million tonnes of cargo at Singapore Changi Airport, an increase of 8.8% on the previous year. We gained several new clients in Singapore, including Swiss Air Lines, Air Macau and Australian Airlines and improved customer services by upgrading technology.

In April 2002, SATS Cargo launched its new web-based cargo Track and Trace service for airline customers and freight forwarders. The online service allows shippers, consignees, and freight forwarders to track the status of their imports and exports. Customers can also compute freight charges for their shipment online.

In August 2002, we began upgrading our automated Material Handling System in Airfreight Terminals 1,2,3, and 4 at Singapore Changi Airport at a cost of about $6.5 million. The first phase of the two-phase project is due for completion in mid-2003. The final phase is due to be completed in September 2004. The system enhancements will improve efficiency and lengthen the lifespan of the systems by 15 years.

SATS Cargo also launched new initiatives to improve efficiency. In May 2002, we introduced a new delivery scheme at Airfreight Terminals 1 and 4 at Changi Airport. It allows freight forwarders and direct consignees to give prior notice of a collection date and time for their goods. Pre-arrangement of collection date and time enables freight forwarders to reduce waiting time at the airfreight terminals and to make their schedule of goods delivery to their customers more efficient.

SATS Cargo also started a Truck Dock Acceptance Scheme, where customers use trucks instead of forklifts and flatbed trolleys when they deliver outgoing cargo to the airfreight terminals. This allows goods to be processed directly at the truck docks rather than inside the terminal, which improves the processing time for outgoing shipments.

During the year we reviewed security measures at our cargo handling facilities at Changi Singapore Airport.

We subsequently stepped up cargo terminal security commensurate with threat profiles. Extra personnel were deployed to carry out patrols and screening at entry and exit points.

As well as increasing our level of security manpower, we also installed additional surveillance and X-ray equipment.

SATS hosted a series of half-day Dangerous Goods seminars for members of the local air cargo community in September. Over 150 people from 70 local freight agencies participated in the seminars.

These seminars were designed to increase awareness of the proper declaration procedures for dangerous goods shipments.






5017

APRON SERVICES, BAGGAGE HANDLING, LOAD CONTROL AND MAINTENANCE


9V-SMA

SATS Apron Services, Baggage Handling, Load Control and Maintenance upgraded equipment, and improved operational efficiency while maintaining high standards of service.

APRON SERVICES

SATS Apron Services introduced on a trial basis a continuous refrigerated chain for airport transshipment cargo. Using special refrigerated trailers, perishables in transit are kept at a continuous cool temperature, which improves the quality of goods when they arrive at their final destination.

During the year we invested more than $3 million in new ground servicing equipment to maintain our competitive advantage at Singapore Changi Airport. We place strong emphasis on equipment fleet renewal.

We also implemented new Apron training programmes to enhance service and skill levels and held our first 'Mission Zero Workshop', which looked at ways we can achieve zero accidents, zero delays, and zero mishandling.

We continued to receive significant service awards from customers. Emirates Airlines presented us with the High Service Level Agreement Award (West Asia and Pacific Rim), which placed SATS as the best apron services station in the region.

Scandinavian Airline System gave us its 'Best Station' award for 2002 and we received a Supplier Award from Qantas. Singapore Airlines Cargo awarded the Deputy Chairman's Award to the SATS' Apron Transit Team, in recognition of the team's many customer compliments and its ability to meet service delivery deadlines under all operational conditions.

In 2002-2003, SATS handled 75,106 flights, a decrease of 1.1% on the previous year.

BAGGAGE HANDLING

In April 2002, SATS Baggage Handling created a dedicated handling team to improve the speed and accuracy of baggage transfer between terminals. It also purchased new baggage strapping machines to improve security.

LOAD CONTROL

For the first time SATS began providing load control services for flights operating from airports outside Singapore Changi Airport. It was a milestone that saw Qantas and SATS formalize a partnership for SATS to operate Qantas' Regionalized Load Control Centre at Changi. Qantas chose SATS as its service provider to prepare aircraft loading plans, despatch the instructions and coordinate the loading for flights departing from four of its European stations.

MAINTENANCE

At the end of the financial year the SATS Group had a total of 3,476 ground support equipment units and vehicles in its fleet, which SATS Maintenance is responsible for maintaining and repairing.

SATS Maintenance increased the service reliability rate for motorised ground servicing equipment from 96.7% in the previous year to 97.6%. This was achieved by reorganizing repair areas and modifying equipment.

We also continued to tighten our inventory control in the year in review by outsourcing the repair of a small number of vehicles and through more judicious management of spare parts. This helped to reduce our spares inventory, which dropped from $1.99 million in April 2002 to $1.54 million at the end of March 2003.

SATS Maintenance won the SIA Group Staff Ideas in Action Best Department Award for the third year in a row.








QANTAS
QF15
Rome
QANTAS
QF15
Rome

SATS Passenger Services opened new facilities, improved technology and won a host of service awards.

SATS Passenger Services continued to set new standards for passenger convenience in 2002-2003, opening new facilities at Singapore Changi Airport, improving technology and winning a host of service awards.

In February 2003, we opened a new facility, called the Rainforest Lounge, for transit passengers. Located in the West Wing of Singapore Changi Airport Terminal 1, the lounge offers spa, massage and shower facilities and has a gym, business centre, bar and snacks area. Its modern and relaxing décor, coupled with a nice view of the runway, enhances the transit experience for passengers.

In the same month, we opened a Premier Check-In Lounge in Terminal 1 for First and Business Class passengers of 26 carriers. The separate lounge also gives passengers a dedicated channel through which to clear immigration.

During the year we upgraded check-in software at Terminals 1 and 2 to make the system easier and faster to operate, freeing staff to focus on additional customer servicing needs. We also launched a computerized staff review system in July 2002 that gives fast and accurate reports and statistics in real time. The system has resulted in higher staff efficiency and reduced the need to keep manual records.

Our commitment to excellent passenger service was reinforced with the launch of a number of new training programmes, such as the 'Art of Service', 'SMILE' and the 'Mind Your Language' initiative, which teaches staff what to say and what not to say when helping upset passengers. An "Innovation Week" campaign was also launched to encourage creative ideas on improving our level of customer service.

SATS Passenger Services employees were once again commended for the service and care they gave passengers. In November 2002, the national standards, productivity and innovation body, SPRING Singapore, awarded SATS employees a total of 559 Service Excellence Awards. The awards recognize individuals that have delivered exceptional service to customers.

SATS Passenger Services employees also bagged the lion's share of the Civil Aviation Authority of Singapore awards, with Customer Services Officer Cecilia Estrop winning the top "Service Personality of the Year" award.

For 2002-2003, SATS Passenger Services handled 24.48 million passengers at Changi Airport, a 3.4% increase on the previous financial year.









SATS Catering officially opened its new Inflight Catering Centre 1 at Singapore Changi Airport and expanded R & D Facilities.

As well as acquiring Singapore-based food processing company Country Foods, SATS Catering officially opened its $217 million Inflight Catering Centre 1 (ICC1) at Singapore Changi Airport and integrated new technology into operations.

Minister for Manpower Dr Lee Boon Yang was guest of honour at the June 2002 ICC1 opening event, which was attended by more than 200 customers, overseas associates and media. The catering centre is one of the largest and most modern inflight catering kitchens in the region, with a gross floor area of 60,000 sq.m. and capacity to produce 45,000 meals per day.

We spent $80 million equipping the centre with the latest technology, including computerized food handling, automated storage and retrieval facilities, state-of-the-art research and development laboratories, and an automated cart transport system. ICC1 also has a Simulated Aircraft Cabin (SAC), which our chefs use to test menu items for quality assurance.

The implementation of a SAP information management system at the start of the year helped us to improve inventory control and streamline data processing, retrieval and information management. The comprehensive $17 million system replaces and integrates our previous stand-alone information handling systems and facilitates the smooth flow of information within the company.

During the year our talented team of chefs continued to win industry recognition. SATS Executive Chef John Sloane captained the Singapore National Team at the 2002 Food and Hotel Asia Culinary Challenge in April which won a gold, three silvers and a bronze medal.

SATS Catering's 17 international chefs come from renowned hotels all over the world to create authentic meals for customers. Our Asian cuisine chefs come from Indonesia, India, Japan, Thailand and Hong Kong, while our chefs from Italy, Austria, Switzerland, and Germany create continental cuisine. And with our Australian and New Zealand chefs, we fuse Eastern with Western cuisines.

In July 2002, we strengthened our food Research and Development (R&D) efforts by recruiting an R&D specialist Executive Sous Chef. Working with two of our R&D food technologists and the pool of international chefs, the team designed and tested new menus, conducted sensory evaluation in our Simulated Aircraft Cabin, and researched cooking methods that improve the quality and yield of cooked food. This constant menu fine tuning and testing helps us deliver fine food for every destination.

Hygiene is also a priority in all SATS kitchen and food production areas. We go to great lengths to ensure that all food handling, preparation and packaging are in accordance with the strictest hygiene standards.

In November 2002, our inflight catering centres received re-certification for the ISO9000 standard as well as conversion to ISO9001: 2000. In June 2002, the centres were also awarded the Hazard Analysis Critical Control Points (HACCP) accreditation in recognition of our high hygiene standards and stringent food safety programme.

During the year in review, SATS Catering produced 22.19 million meals for airline clients, an increase of 1.9% on the previous year.







SECURITY



In 2002-2003, demand for our aviation security services increased and so did our staff numbers.

Following the events of 11 September 2001 and the threats of terrorist attacks, SATS Security Services (SSS) continued to expand services to meet its customer needs.

During 2002-2003, our airline customers increased from 41 to 45 and we continued serving non-airline customers. In response to this higher demand, we increased our permanent workforce by 9%. The new employees are across a range of disciplines, including surveillance, inspection and training.

To keep pace with the continued need for greater security we also purchased new and additional equipment during the year, including screening, monitoring, communication tools and weapons. We expect to continue acquiring more new equipment as part of an ongoing upgrade initiative.

SATS Security worked closely with SATS Airport Services to upgrade the security of the Airfreight Terminals and Express Courier Centres as part of the strategy to position Changi Airport as a 'Secure Cargo Hub'. This will boost Changi's competitive advantage among the region's airports.

During the year we also continued to invest in our people and held 140 training courses at all levels of the company. These included X-Ray Screener Courses, Defence Tactics and Forgery Detection Courses.

We also took part in several security conferences and seminars to help forge a strong dialogue between different industries on best security practices. These included a collaboration with the Ministry of Foreign Affairs in April 2002, when SATS Security organized a seminar on 'Management of Aviation Security' for 21 legislators and policy makers from developing countries.

We also organized the biennial Aviation Security Conference, 'The Borderless World - Challenges for Aviation Security' in April 2002, which was attended by about 300 local and international delegates.

In September 2002, we organized a one-day Office Security Seminar for 13 organizations that included both security and non-security personnel. The seminar dealt with workplace threat management, postal bombs threats and handling methods, security audits and computer security.

In January 2003, SATS Security organized a five-day, 'Understanding Security Technology' seminar for several Singapore government agencies, including the Ministry of Defence, Singapore Armed Forces and Singapore Police Force.







LAUNDRY



SATS Group subsidiary Aero Laundry and Linen Services (ALLS) built its non-airline client base while expanding capacity.

During the year in review, Aero Laundry and Linen Services (ALLS) continued to build its non-airline client base while expanding capacity.

We increased non-airline clients by 66%, with four new one-year contracts worth $327,000 and one new three-year contract worth $420,000.

Country clubs, fitness centres, a hotel and the Ministry of Defence were among the new non-airline clients. We continue to service 32 airline and 12 airline-related clients.

During the year we implemented an extensive improvement programme at a cost of $1.2 million. The programme included installing a comprehensive soiled linen sorting and storage feeding system. This enables full automation of the washing process using the continuous batch tunnel washer. Our investments have also increased ALLS flatwork ironing capacity by 25%.

In July 2002, we received ISO 14001 accreditation for our environmental protection practices and Occupational Health and Safety 18001 certification in recognition of the policies we have in place to promote employee health and safety. The certification programmes are part of our commitment to continually improve our integrated environmental, health and safety management system.



CORPORATE INFORMATION

BOARD OF DIRECTORS

Cheong Choong Kong
(until 21 May 2003)

Cheng Wai Wing Edmund
(appointed 22 May 2003)
Chairman

Tan Jiak Ngee Michael
*(until 21 May 2003) **

Chew Choon Seng
(from 22 May 2003)
Deputy Chairman

Barry Desker
Director

Richard Charles Helfer
Director

Hong Hai
Director

Ng Kee Choe
Director

Ow Chin Hock
Director

Phoon Siew Heng Jimmy
Director

** Mr Tan continues as Director from 22 May 2003*

AUDIT COMMITTEE

Ng Kee Choe
Chairman

Chew Choon Seng
Member

Hong Hai
Member

SATS BOARD COMMITTEE

Cheong Choong Kong
(until 21 May 2003)

Cheng Wai Wing Edmund
(from 22 May 2003)
Chairman

Tan Jiak Ngee Michael
Member

Chew Choon Seng
Member

REMUNERATION COMMITTEE

Richard Charles Helfer
Chairman

Tan Jiak Ngee Michael
Member

Hong Hai
Member

NOMINATING COMMITTEE

Barry Desker
Chairman

Cheong Choong Kong
(until 21 May 2003)

Chew Choon Seng
(from 22 May 2003)
Member

Ng Kee Choe
Member

RISK MANAGEMENT COMMITTEE

Hong Hai
Chairman

Tan Jiak Ngee Michael
Member

Ow Chin Hock
Member

CAPITAL STRUCTURE COMMITTEE

Chew Choon Seng
Chairman

Ng Kee Choe
Member

Phoon Siew Heng Jimmy
Member

COMPANY SECRETARY

Yip Wai Ping Annabelle

SHARE REGISTRAR

KPMG
Registrar and Transfer Office
138 Robinson Road, #17-00
The Corporate Office
Singapore 068906

AUDITORS

Ernst & Young
Certified Public Accountants
10 Collyer Quay, #21-01
Ocean Building
Singapore 049315

Nagaraj Sivaram
Audit Partner-in-charge
(appointed in FY2000/2001)

CORPORATE MANAGEMENT

Prush Nadaisan
Chief Executive Officer
Singapore Airport Terminal Services Limited

Karmjit Singh
Chief Executive
SATS Airport Services Pte Ltd

Chew Khiam Soon Joseph
Chief Executive
SATS Catering Pte Ltd

Lim Kei Hin
Chief Financial Officer

Leong Kok Hong
Senior Vice-President (Cargo)

Tan Chuan Lye
Senior Vice-President (Catering)

Denis Marie
General Manager
SATS Security Services Pte Ltd

Wong See Heng
General Manager
Aero Laundry & Linen Services Pte Ltd

Ong Thiam Guan
General Manager
Aerolog Express Pte Ltd

Tan Chiew Kuang Frankie
Chief Executive Officer
Country Foods Pte Ltd

1. BOARD OF DIRECTORS

1.1 BOARD MEMBERS

The Board members as at the end of financial year 2002/2003 ("**FY02/03**") were:

NAME OF DIRECTOR	POSITION HELD ON THE BOARD	DATE OF FIRST APPOINTMENT TO THE BOARD	DATE OF LAST RE-ELECTION AS A DIRECTOR
Dr Cheong Choong Kong	Chairman	1 October 1984 (as Director) 1 February 1991 (as Chairman)	14 July 2000
Mr Tan Jiak Ngee Michael	Deputy Chairman	1 September 1977 (as Director) 1 February 1991 (as Deputy Chairman)	9 July 2002
Mr Chew Choon Seng	Director	1 June 1996	7 July 2001
Mr Barry Henry Patrick Desker	Director	1 August 1999	7 July 2001
Mr Richard Charles Helfer	Director	1 March 2000	9 July 2002
Dr Hong Hai	Director	1 March 2000	9 July 2002
Mr Ng Kee Choe	Director	1 March 2000	14 July 2000
Dr Ow Chin Hock	Director	21 May 2002	9 July 2002
Mr Phoon Siew Heng Jimmy	Director	21 May 2002	9 July 2002

After the end of FY02/03, on 22 May 2003, Dr Cheong Choong Kong resigned as Chairman and Director following his retirement as Deputy Chairman and Chief Executive Officer of the Company's holding company, Singapore Airlines Limited ("SIA") on 9 June 2003, and Mr Cheng Wai Wing Edmund was appointed as Chairman and Director on the Board. Mr Chew Choon Seng was also appointed as Deputy Chairman in place of Mr Michael Tan on the same day.

1.2 DIRECTORS' INDEPENDENCE

All Directors on the Board are non-executive Directors. Mr Barry Desker, Mr Ng Kee Choe, Dr Hong Hai, Mr Richard Helfer* and Dr Ow Chin Hock are considered by the Nominating Committee to be independent Directors. Mr Edmund Cheng, Mr Chew Choon Seng, Mr Michael Tan and Mr Jimmy Phoon are considered by the Nominating Committee to be non-independent Directors.

* *Mr Helfer was until 2 April 2003 the President and Chief Executive Officer of Raffles Holdings Limited ("RHL") and the Chairman and Chief Executive Officer of Raffles International Limited ("RHI"). Both RHL and RHI are related companies of the Company through their common ultimate controlling shareholder Temasek Holdings (Private) Limited ("Temasek"). Mr Helfer was appointed to the Board prior to RHL and RHI becoming Temasek group companies, and he has continued to be a Director of the Company after his recent departure from RHL and RHI. The Nominating Committee and the Board regard Mr Helfer as independent; they consider that his previous employment by RHL and RHI would not interfere, nor would it be reasonably perceived to interfere, with the exercise of his independent business judgement with a view to the best interests of the Company.*

1.3 NEW DIRECTORS' ORIENTATION

Dr Ow Chin Hock and Mr Jimmy Phoon, who were appointed Directors during FY02/03, and Mr Edmund Cheng, who was appointed as Chairman and Director after FY02/03, were given a tour and briefing of key facilities and activities of the Company (including an inflight kitchen and an airfreight terminal, and a live demonstration of the handling of a flight), as well as a detailed presentation by key Senior Management covering the structure, business and activities and growth strategies of the SATS Group of Companies (the "Group") and an overview of the more significant business risks, issues and challenges it faces. They were also given corporate materials and documents such as the latest Annual Report and Summary Financial Statement, minutes of recent Board meetings, and Memorandum and Articles of Association of the Company, for their better understanding of the structure and operations of the Group.

1.4 CONTINUING TRAINING FOR DIRECTORS

During FY02/03, a half-day joint presentation to the Boards of the Company and SIA Engineering Company Limited, the Company's sister company, and the Senior Management of both companies, was organized. The presentation included an update on key changes in financial reporting standards and practices and the implications of quarterly reporting, and a briefing on principal changes in the law and the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST").

In addition, Directors are encouraged to attend relevant and useful seminars for their continuing education and skills improvement, conducted by external organizations, at the Company's cost.

BOARD MEETINGS AND OVERSIGHT

1.5 The Board supervises the management of the Company. It meets every 2 months on average, with optional meetings scheduled during the months in between which are held as scheduled if there are matters requiring the Board's decision at the relevant time. Article 100 of the Company's Articles of Association ("Articles") allows a Director to participate in a Board meeting by telephone conference or other similar means whereby all persons participating in the meeting are able to hear each other, without requiring a Director's physical presence at the meeting.

1.6 Decisions of the Board are communicated to Management (Chief Executive Officer and Chief Financial Officer of the Company, Chief Executive of SATS Airport Services and Chief Executive of SATS Catering) through their attendance at Board meetings and circulation of the minutes of Board meetings to them. Board meetings are also attended by chairmen of the Company's principal subsidiaries.

1.7 The Board is issued with detailed Board papers by Management giving the background, explanatory information and justification for each decision and mandate sought by Management, including, where applicable, relevant budgets, forecasts and projections. Information papers are also circulated to the Board to inform the Board of material matters and issues currently being dealt with by Management. As part of good corporate governance, Board papers for decision or discussion at Board meetings are circulated a reasonable period in advance of the meetings for Directors' review and consideration, and key decisions are reserved for decision at Board meetings rather than by circulation to facilitate discussion. The detailed agenda of each Board meeting, prepared by Management and approved by the Chairman, contain both regular items such as reports on principal subsidiaries and associated companies, updates on business development, latest monthly management accounts of the Group (covering, inter alia, consolidated unaudited profit and loss account, revenue breakdown by client, consolidated balance sheet and explanatory notes explaining variances), and productivity and performance indicators, as well as particular matters for the decision or information of the Board.

1.8 Monthly management accounts of the Group which are not circulated to the Board for discussion at Board meetings are circulated separately to the Board for their information. Board Directors who require any clarification of the contents of Board papers or any other matters relating to the management or operations of the Group have access to Management who will respond to their queries appropriately.

1.9 In FY02/03, 6 scheduled Board meetings and one ad hoc Board meeting were held. The attendance of the individual Directors at the scheduled Board meetings was as follows:

NAME OF DIRECTOR	NUMBER OF SCHEDULED BOARD MEETINGS ATTENDED DURING FY 02/03
Dr Cheong Choong Kong	6
Mr Michael Tan	6
Mr Chew Choon Seng	4
Mr Barry Desker	6
Mr Richard Charles Helfer	5
Dr Hong Hai	6
Mr Ng Kee Choe	6
Dr Ow Chin Hock	4*
Mr Jimmy Phoon	4*

* Dr Ow Chin Hock and Mr Jimmy Phoon were appointed on 21 May 2002 and were eligible to attend only 5 scheduled Board meetings during FY02/03.

1.10 The Board has adopted a set of Guidelines on matters that require its approval. Matters requiring the Board's approval specified in the Guidelines include all matters of strategic importance, corporate governance practices, legal and regulatory compliance, risk management, maintenance of performance standards, corporate strategy, approval of business plans, approval of manpower establishment, operating and capital expenditure budgets, and approval and monitoring of major investment and strategic commitments.

1.11 The Directors have also approved a procedure for the Directors, either individually or as a group, in furtherance of their duties, to take independent professional advice at the Company's expense.

RETIREMENT AND RE-ELECTION AT AGM

1.12 Under Article 83 of the Articles, at each Annual General Meeting ("AGM"), 1/3 of the Directors for the time being, or, if their number is not 3 or a multiple of 3, then the number nearest 1/3 are required to retire from office. Retiring Directors are selected on the basis of those who have been longest in office since their last election, failing which they shall be selected by agreement or by lot. They are eligible for re-election under Article 84. An amendment to the Articles has been tabled before Shareholders at the Company's Extraordinary General Meeting scheduled on 19 July 2003 ("EGM") to the effect that all Directors are required to submit themselves for re-nomination and re-election at least once every three years, in accordance with the requirements of Guidance Note 4.2 of the Code of Corporate Governance (the "Code").

1.13 The Directors standing for re-election at the AGM for FY02/03 are Mr Ng Kee Choe, Mr Chew Choon Seng and Mr Barry Desker. The Nominating Committee recommends their re-election, after assessing their contribution and performance (including attendance, preparedness, participation and candour) and in the case of Mr Ng Kee Choe and Mr Barry Desker, their designation as independent Directors. Mr Edmund Cheng, as a new member of the Board, will also be standing for re-election at the AGM for FY02/03 under Article 90.

1.14 NO RELATIONSHIP BETWEEN CHAIRMAN AND CEO

The Chairman and Chief Executive Officer of the Company are not related to each other.

2. SATS BOARD COMMITTEE

2.1 For better operational efficiency, the SATS Board Committee was established on 24 March 2000 to deputise for the Board in operational matters, and is duly empowered to, inter alia, open bank accounts, grant Powers of Attorney, affix the Company's seal, and nominate board members to the Company's subsidiaries and associated companies. The SATS Board Committee does not meet regularly and did not have any meetings throughout the whole of FY02/03. In practice, resolutions are passed by the SATS Board Committee by circulation in writing and unanimous written approval by the SATS Board Committee members. In FY02/03, 14 resolutions were passed by the SATS Board Committee.

2.2 The 3 members of the SATS Board Committee are:

* Mr Edmund Cheng	-	Chairman
Mr Chew Choon Seng	-	Member
Mr Michael Tan	-	Member

* Mr Cheng took over from Dr Cheong Choong Kong as Chairman of the SATS Board Committee on 22 May 2003.

2.3 Resolutions approved by the SATS Board Committee are duly notified to fellow Directors through their inclusion in the minutes of Board meetings.

3. AUDIT COMMITTEE

3.1 The Audit Committee, which was formed on 2 March 2000, comprises 3 members, 2 of whom are independent non-executive Directors. The members of the Audit Committee are:

Mr Ng Kee Choe	-	Chairman
Mr Chew Choon Seng	-	Member
Dr Hong Hai	-	Member

The Board is of the view that the Audit Committee has the necessary expertise and experience required by the Code.

3.2 The Audit Committee is required by the Company's Audit Committee Charter to meet at least 3 times a year, and in practice, is scheduled to meet on a quarterly basis, with the internal and external auditors of the Company, including at least once without the presence of Management. In FY02/03, 3 Audit Committee meetings were scheduled and held. All the Audit Committee members attended each of the meetings.

3.3 The Audit Committee's functions under its Charter include review of the following:

- interim and annual financial statements and financial announcements
- the audit plan, the external auditors' management letter, any reservations arising from the audit, and the scope and results of the external audit
- independence and objectivity of the external auditors, consideration of their appointment, and their audit fee

- adequacy of the internal audit function (on an annual basis), scope of internal audit work and audit programme, and co-ordination between internal and external auditors
- major findings of the internal auditors, Management's responses, difficulties encountered during the course of the internal audit, and compliance with relevant professional internal audit standards
- effectiveness of the Company's material internal controls, on an annual basis, with Management and the internal and/or external auditors
- suspected fraud or irregularity, or suspected infringement of any Singapore law, rule and regulation, of which the Audit Committee is aware, which has or is likely to have a material impact on the Company's or Group's operating results and/or financial position, and the findings of any internal investigations, and Management's response thereto
- Interested Person Transactions.

The Audit Committee is also tasked to perform all other functions and responsibilities of an audit committee that may be imposed by the Companies Act (Cap. 50), the Listing Manual of the SGX-ST including the Code, and other relevant laws and regulations.

In FY02/03, the Audit Committee reviewed the non-audit services provided by the external auditors, and was satisfied that the provision of these services did not affect the independence of the external auditors.

3.4 The Audit Committee has full access to and co-operation of Management, and has full discretion to invite any Director or executive officer to attend its meetings. It also has reasonable resources to enable it to discharge its functions.

3.5 Minutes of Audit Committee meetings are circulated to fellow Directors by the Company Secretary or the Secretary to the Audit Committee.

4. REMUNERATION COMMITTEE

4.1 The Senior Officers' Remuneration Committee, formed on 17 February 2000, was on 23 October 2001 renamed by the Board as the Remuneration Committee and vested additionally with the duties of the remuneration committee as set out in the Code as well as the duties of the SATS Committee on Staff Matters which was then disbanded.

4.2 The Remuneration Committee's terms of reference include the following:

- reviewing and recommending the remuneration framework for the Board, including Directors' Fees and Allowances
- overseeing the terms of appointment, scope of duties and remuneration of those occupying the position of Vice President and above within the Group
- implementing and administering the Company's Employee Share Option Plan ("Plan") in accordance with the prevailing Rules of the Plan, requirements of the SGX-ST and applicable laws and regulations
- overseeing the recruitment and promotion of sufficient numbers to leadership positions, identification of talent, implementation of leadership development programs, and distribution of talent within the Group
- doing all other things and exercising all other discretions as may form part of the responsibilities of the remuneration committee under the provisions of the Code.

4.3 The Remuneration Committee comprises the following members:

Mr Richard Helfer	-	Chairman
Mr Michael Tan	-	Member
Dr Hong Hai	-	Member

4.4 The Remuneration Committee met once during FY02/03. All its members attended the meeting.

4.5 During FY02/03, the Remuneration Committee passed resolutions in relation to the following matters:

(a) SATS Employee Share Option Plan
  (i) Fourth Grant of Options under the Plan for senior executives
  (ii) Fourth Grant of Options under the Plan for all other employees
  (iii) Grant of Options to Managers with less than 2 years' service
  (iv) Procedures in relation to exercise of Options under the Plan

(b) Salary Review of Vice Presidents, Senior Vice Presidents and Chief Executives

(c) Directors' Renumeration for the financial year 2001/2002

5. NOMINATING COMMITTEE

5.1 The Nominating Committee was formed on 23 October 2001. Under the Company's Nominating Committee Charter adopted by the Board, the Nominating Committee's functions include the following: to review and make recommendations to the Board on the structure, size and composition of the Board, make recommendations to the Board regarding selection of new Directors and re-nominations and re-elections of existing Directors, evaluate the independence of Directors, and do all things as may form part of the responsibilities of the Nominating Committee under the provisions of the Code. The Nominating Committee comprises the following members:

Mr Barry Desker	-	Chairman
* Mr Chew Choon Seng	-	Member
Mr Ng Kee Choe	-	Member

* Mr Chew took over from Dr Cheong Choong Kong as a member of the Nominating Committee on 22 May 2003.

5.2 The Nominating Committee met once during FY02/03. All its members were present at the meeting.

5.3 The Nominating Committee has adopted principles for the determination of the Board size and composition and Directors' independence, based on the principles of the Code. The Nominating Committee's conclusions in this regard have been accepted by the Board.

6. BOARD EVALUATION

6.1 The Board has implemented a formal process for assessing the effectiveness of the Board as a whole, with the objective of continuous improvement. The Board has appointed a consulting firm specialising in board evaluation and human resource to assist the Board to design and implement the process. Briefly, the process is in 2 parts - a structured qualitative assessment of the functioning of the Board, and a review of selected financial performance indicators. Both sets of performance criteria were recommended by the consultants and approved by the Nominating Committee and the Board.

6.2 The consultants have issued a Board evaluation report to Board members. Board members will be discussing the consultants' report, evaluation and recommended actions, and considering the adoption of an action plan to further improve the Board's performance.

6.3 The Nominating Committee and the Board will implement a formal process for assessing the contribution of each Director to the effectiveness of the Board as a second phase. The consultants have been appointed for a 3-year term to guide the Nominating Committee and the Board in the annual evaluation process.

7. BOARD RISK MANAGEMENT COMMITTEE

7.1 The Board Risk Management Committee was formed on 30 October 2002. The terms of reference of the Board Risk Management Committee include the review and approval of policies, limits and directives proposed by the SATS Group Risk Management Committee ("SGRMC") with regard to risk management, and the oversight of the SGRMC.

7.2 The Board Risk Management Committee comprises the following members:

Dr Hong Hai	-	Chairman
Dr Ow Chin Hock	-	Member
Mr Michael Tan	-	Member

7.3 The Board Risk Management Committee met once during FY02/03. All its members attended the meeting. At the meeting, the Committee decided on a categorisation of significant risks facing the Group into macro risks and risks specific to the Group. The Committee also decided on the establishment of statistical evidence, where possible, for some of the plans for mitigation of the significant risks, to allow for monitoring and tracking of their effectiveness and improvement. The Board Risk Management Committee was also given a tour of key SATS facilities by the General Manager of SATS Security Services to brief them on the increased security measures taken by the Group.

7.4 The SGRMC issues to the Board Risk Management Committee periodic status reports on Risk Management exercises and processes being implemented throughout the Group, and includes in it a summary of key matters discussed during SGRMC meetings as well as the meetings of the individual operating subsidiaries' separate Risk Management committees.

7.5 The SATS Board Risk Management Committee will report to the Board significant changes in the business and external environment which affect key risks. Minutes of its meetings are circulated to the Board for its information.

8. CAPITAL STRUCTURE COMMITTEE

8.1 The Capital Structure Committee was formed on 5 September 2002 as a non-standing Board Committee. The primary function of the Committee is to assist the Board to improve the capital structure of the Company in order to maximise shareholders' returns. To achieve this, the Capital Structure Committee reviewed the current gearing of the Company and determined what would be the optimal capital structure for the Company, which would enable the Company to reduce its weighted average cost of capital ("WACC") and enhance its Return on Equity ("RoE"), and the means to attain the optimal structure.

8.2 The Capital Structure Committee comprises the following members:

Mr Chew Choon Seng	-	Chairman
Mr Ng Kee Choe	-	Member
Mr Jimmy Phoon	-	Member

8.3 The Capital Structure Committee met twice during FY02/03. All its members attended both meetings.

9. COMPANY SECRETARY

9.1 The Directors have separate and independent access to the Company Secretary. The role of the Company Secretary has been defined by the Board to include supervising, monitoring and advising on compliance by the Company with its Memorandum and Articles of Association, laws and regulations, and the Listing Manual of the SGX-ST; communicating with the SGX-ST, the Registry of Companies and Shareholders on behalf of the Company; and performing such other duties of a company secretary, as required under laws and regulations or as specified in the SGX-ST Listing Manual or the Articles or as required by Chairman SATS or the Chairman of any Board Committee or the Directors (or any of them), as the case may be.

10. ANNUAL REMUNERATION REPORT

10.1 The Fees and Allowances proposed to be paid to Directors for FY02/03 are as follows:

TYPE OF APPOINTMENT	EXISTING FEE * (paid in FY01/02)	PROPOSED FEE @
BOARD OF DIRECTORS	$	$
Basic Fee	23,800	28,000
Chairman's Allowance	23,800	28,000
Deputy Chairman's Allowance	11,900	14,000
AUDIT COMMITTEE		
Chairman's Allowance	14,280	16,800
Member's Allowance	7,140	8,400
OTHER BOARD COMMITTEES **		
Chairman's Allowance	7,140	8,400
Member's Allowance	3,570	4,200
OVERALL CAP ON FEES AND ALLOWANCES		
Chairman of the Board	71,400	84,000
Deputy Chairman of the Board	59,500	70,000
Director	47,600	56,000

** Excluding non-standing or ad hoc Board Committees

* In the financial year ended 31 March 2002, there was a 15% reduction in the basic fee for Directors, in the light of the general economic downturn and operating environment, the events of 11 September 2001, and the wage cuts and lack of bonus for the Group's employees

@ The proposed fees and allowances in this column are based on a restoration of the Basic Fee for Directors to the Basic Fee paid in the financial year ended 31 March 2001.The Directors have decided to waive 50% of the proposed fees and allowances in this column, in the light of the difficult economic conditions facing the Company following the war in Iraq and impact of Severe Acute Respiratory Syndrome (SARS), and the cost cutting measures taken as well as under consideration by the Company, relating to staff and other costs.

Every Director will receive the Basic Fee. In addition, he will receive the Chairman's or Deputy Chairman's Allowance if he is Chairman or Deputy Chairman of the Board respectively, as well as the relevant Allowance (depending on whether he is Chairman or Member of the relevant Board Committee) for each position he holds on a Board Committee, subject to an overall cap on the total fees and allowances to be received by him. If he occupies a position for part of FY02/03, the Fee or Allowance payable will be prorated accordingly.

For at least as long as individual Directors' performance evaluation has not been implemented (please see Paragraph 6.3 above), the performance of individual Directors will not be taken into account in determining the fees and allowances payable to them.

10.2 Based on the proposed formula set out above, all 9 Directors on the Board at the end of FY02/03 will each receive total fees and allowances not exceeding $250,000. Taking into account the 50% waiver by the Directors of the proposed Directors' fees and allowances for FY02/03, each individual Director will receive fees and allowances as follows:

NAME OF DIRECTOR	TOTAL FEES AND ALLOWANCES ($) (AFTER 50% WAIVER)
Cheong Choong Kong	34,300.00
Michael Tan	26,080.27
Chew Choon Seng	20,300.00
Barry Desker	18,200.00
Richard Helfer	18,200.00
Hong Hai	22,060.55
Ng Kee Choe	24,500.00
Ow Chin Hock	12,962.46
Jimmy Phoon	12,082.19
Total fees and allowances payable to all Directors	188,685.47

10.3 The remuneration of the top 5 key executives of the Group for FY02/03 is as follows:

REMUNERATION BAND & NAME OF KEY EXECUTIVE	SALARY (%)	BONUSES		BENEFITS (%)	TOTAL (%)	SHARE OPTIONS#
		FIXED (%)	VARIABLE * (%)			
$500,001 - $750,000						
Joseph Chew Chief Executive SATS Catering	58	5	19	18	100	244,000
Karmjit Singh Chief Executive SATS Airport Services	55	4	24	17	100	272,000
$250,000 - $500,000						
Prush Nadaisan Chief Executive Officer SATS	69	6	20	5	100	94,000
Leong Kok Hong Senior Vice President (Cargo)	69	6	20	5	100	116,000
Tan Chuan Lye Senior Vice President (Catering)	69	6	20	5	100	116,000

* Includes profit-sharing bonus determined on an accrual basis for the financial year ended 31 March 2003.

Share options granted on 1 July 2002 under the Senior Executive Share Option Scheme exercisable at a price of $1.90 each.

The Remuneration Bands above do not include the value of the share options granted on 1 July 2002.

10.4 None of the immediate family members of a Director on the Board at the end of FY02/03 or of a Chief Executive is employed by the Company or its related companies at a remuneration exceeding $150,000 during the year.

10.5 DETAILS OF THE SATS EMPLOYEE SHARE OPTION PLAN

The Plan comprises 2 schemes, namely:
(a) The Senior Executive Share Option Scheme for senior executives; and
(b) The Employee Share Option Scheme for all other employees.

Its objective is to promote group cohesiveness and team spirit through a sense of ownership of the Company. The Senior Executive Share Option Scheme is also intended to attract, retain and motivate senior executives whose participation in policy and decision-making can influence the Company's performance and returns to Shareholders.

Options under the Plan may be granted only to full-time and part-time employees of the Company or of its wholly-owned subsidiaries (other than subsidiaries whose shares become listed on a recognised stock exchange), who satisfy the eligibility criteria under the Plan.

Non-executive Directors of the Company are not eligible to be granted Options. Directors and employees of SIA or of SIA's subsidiaries (other than the Company itself) are also not eligible as such to be granted Options. No controlling shareholder (as defined in the Listing Manual of the SGX-ST) of the Company, or the associates (as so defined) of such controlling shareholder, have been granted Options under the Plan. No grantee of Options under the Plan has received 5% or more of the total number of Options available under the Plan.

The aggregate nominal amount of shares over which Options may be granted on any date, when added to the nominal amount of shares issued and issuable in respect of all Options granted under the Plan, shall not exceed 15% of the issued share capital of the Company on the day preceding that date.

The maximum number of shares over which Options may be granted under the Plan in each financial year to any employee, based on the Company's current issued share capital, ranges from:

- 272,000 for Grade I senior executives to 7,800 for Grade VI senior executives, under the Senior Executive Share Option Scheme; and
- 4,800 for administrative officers to 2,600 for employees other than administrative officers and supervisors, under the Employee Share Option Scheme.

At the EGM, an amendment will be tabled before Shareholders to remove the maximum limits under the Senior Executive Share Option Scheme to allow greater flexibility in putting together appropriate renumeration packages for senior executives.

The actual number of shares to be offered to any employee under the Plan will be determined by the Remuneration Committee at its absolute discretion after taking into account the employee's performance and/or other criteria as the Remuneration Committee may consider appropriate, subject to these maximum limits.

The Exercise Price for each share on exercise of an Option shall be the average of the last dealt prices for the shares (as determined by reference to the daily official list or any other publication published by the SGX-ST) for the 5 consecutive market days immediately preceding the date of grant of the Option, but shall not be less than the nominal value of the shares. No Options are granted on the basis that the Exercise Price is at a discount to the market price for the relevant period.

Options granted may be exercised in whole or in part during the period commencing on the first anniversary of the date of grant and expiring on its 10th anniversary, subject to the following vesting schedule:

(i) for senior executives, 25% of the total amount of the grant will vest on each of the first to fourth anniversaries of the date of grant; and
(ii) for all other employees, the grant of Options will vest on the second anniversary of the date of grant.

11. INTERNAL AUDIT

11.1 The Company has an internal audit function, which is undertaken by SIA's Internal Audit department. It is designed to provide reasonable assurance about the effectiveness and efficiency of operations, reliability of financial information and compliance with the Company's policies and procedures, applicable laws and regulations. At present, the internal auditors issue summaries of its findings and reports to the Audit Committee at least 4 times a year, and sends copies of its detailed reports to the chairmen of the boards of the relevant Group companies whose activities are the subject of its report. In situations where the audit work to be carried out by SIA's Internal Audit department could give rise to potential conflicts of interest, such as audit work relating to transactions between the Company and SIA, the Audit Committee may authorize such audit work to be carried out by an independent third party as it deems appropriate. The Company's internal audit function meets the standards set by the Institute of Internal Auditors.

12. INTERNAL CONTROLS

12.1 INTRODUCTION

The Code requires the boards of companies listed on the SGX-ST to ensure that Management maintains a sound system of internal controls to safeguard Shareholders' investments and the Group's assets. Guidance Note 12.2 of the Code provides that the Board should comment on the adequacy of the internal controls in the Annual Report.

12.2 RISK MANAGEMENT UNIT

Management set up a dedicated Risk Management unit on 19 November 2001 and appointed a dedicated Risk Manager to oversee it on 15 January 2003. The Risk Management unit is tasked with overseeing, implementing and administering risk management.

SATS GROUP RISK MANAGEMENT COMMITTEE

12.3 In addition, the SATS Group Risk Management Committee ("SGRMC") was formed on 11 September 2002. The SGRMC comprises Chief Executive Officer SATS as Chairman, and the Chief Executives and General Managers of the Company's principal operating subsidiaries or their representatives as members, with the Risk Manager as Secretary. On a quarterly basis, these Chief Executives and General Managers will report on risk management issues at their individual operating subsidiary levels.

12.4 The SGRMC is scheduled to meet at least 4 times a year, with additional meetings held whenever necessary to address specific needs. During FY02/03, the SGRMC met twice. It decided on, amongst other matters, the implementation of the Control Self Assessment-Risk Evaluation ("CSA-RE") exercises across the Group, and adopted the risk management guidelines of the SIA group modified to cater to the Group's specific requirements.

12.5 The SGRMC's key objectives are:

- To ensure that the processes and methodologies of risk management are put in place
- To ensure that an assessment of the level of compliance with the risk management plan is carried out at least annually
- To develop a risk profile of the Company and review this annually with a view to adequately protecting the Company's assets and Shareholders' investments
- To identify and highlight to the SATS Board Risk Management Committee umbrella risks (such as business, geo-political and political risks) that would not normally be captured at the departmental or divisional level
- To ensure that Company and divisional risk registers are updated and that mitigation plans identified are effective in controlling risks

12.6 The SGRMC, as part of its functions, considers what changes to risk management and control processes should be recommended. Its review covers matters such as responses to significant risks identified, output from monitoring processes, and changes made to the system of internal controls.

OTHER RISK MANAGEMENT ORGANIZATIONAL STRUCTURES

12.7 The Company's principal operating subsidiaries have their own separate risk management committees which meet regularly. The SGRMC is also represented at regular meetings with the SIA Group Executive Risk Management Committee, and the 2 Committees, as well as the SIA and SATS Risk Management units, share information to facilitate a more comprehensive, cohesive, integrated, SIA group-wide approach to risk management.

12.8 Key Senior Management of the Group sit on the SATS Group Management Committee which meets on a scheduled bi-monthly basis to discuss key issues facing the Group. While discussions at these meetings are not limited to specific risk management issues, they provide a useful forum for discussion amongst the heads of the different business units of significant issues facing them which may also apply to other business units, and the opportunity to explore and implement effective integrated Group-wide solutions and improvements. In addition, commercial meetings amongst Senior Management in charge of fostering and managing relationships with current and potential clients are conducted monthly to establish cohesive commercial strategies on a Group-wide basis.

12.9 The Group has in place an on-going process for identifying, evaluating, monitoring and managing significant risks affecting the achievement of its business objectives. This process is regularly reviewed by the Board Risk Management Committee. Minutes of the Board Risk Management Committee are circulated to the full Board for its information and discussion as appropriate. In addition, the Audit Committee has a role in reviewing the effectiveness of the Group's internal controls, with its external and internal auditors.

RISK MANAGEMENT INITIATIVES

12.10 Some of the risk management initiatives conducted in FY02/03 included:

(i) the conduct of a Risk Awareness Workshop for the Group
(ii) the conduct of CSA-RE exercises for the Group on a regular basis to update the risk register of the Group
(iii) the continuation of conduct of Fraud Prevention and Internal Controls seminars for all senior staff, and Crime and Security Awareness seminars for all junior staff
(iv) the implementation of additional security measures in response to current terrorist threats
(v) the institution of OHSAS (Occupational, Health and Safety Assessment Series) 18001 Safety Management Systems, with the help of specialised safety consultants appointed by the Company. OHSAS is a formalised system of safety data collection and monitoring of systems for the Group, with the use of standardised formats for reporting data and other elements of the ground safety manual and safety management process
(vi) conformity to the Hazard Analysis Critical Control Points (HACCP) system, a food system that permits kitchen management to systematically review and monitor the food production and service system in order to assess the presence of any hazards within the food production chain
(vii) the development of Crisis Management Plans to further incorporate additional crisis scenarios and alternative measures and means in handling disruptions
(viii) the conduct of fire drills.

12.11 The Computer Incidence Response Team (CIRT) continues to support the Group's Information Security Policy.

12.12 Towards and after the end of FY02/03, in response to the outbreak of Severe Acute Respiratory Syndrome (SARS), the Group established strict precautionary measures to prevent the spread of SARS as well as business continuity plans in the event of a SARS outbreak within the Group. These included:

(i) disseminating advisories and information on SARS to all staff;
(ii) prohibiting meetings with visitors from SARS-affected areas and minimising meetings with colleagues and visitors from overseas;
(iii) reducing meetings and programmes that involve large groups of people;
(iv) requiring daily temperature checks for all staff and the submission by staff of health declarations to the Personnel department;
(v) requiring subcontractors and vendors to monitor temperatures of their staff and to make health declarations before they are permitted to proceed into the Group's premises;
(vi) stepping up the cleaning of common areas;
(vii) making arrangements for the segregation of certain operational divisions and departments into 2 or more groups working in seperate areas, for the purpose of ensuring that if a quarantine order is enforced on one group, another group will be able to continue operations.

12.13 RISK MANAGEMENT PRACTICES AND PROCESSES

Central to the Group's Internal Control and Risk Management Systems is its CSA-RE process which it has developed and improved over several years. Risk assessment and evaluation take place as an integral part of the annual business planning cycle. Having identified the risks to achievement of their business objectives, each business unit is required to document the management and mitigating actions for each significant risk. New areas are introduced for assessment as the business risk profile changes. The information is reviewed by Management and the risk management committees of each principal operating subsidiary.

Every year, each principal operating subsidiary prepares a risk register which summarises the risks, controls and processes in managing them and the means for assuring Management that the processes are effective.

Minor internal control weaknesses which were identified during FY02/03 have been, or are being, addressed.

The Board has approved a detailed checklist of key elements of internal controls which each operating subsidiary must ensure has been complied with, and based on which the executive heads of all the operating subsidiaries are required on an annual basis to make a representation to the Board that the internal controls at their respective operating subsidiary levels are adequate. Similar assurances or representations will be obtained from the Chairman, Board, executive head or other appropriate officer of the Company's associated companies wherever possible.

Around the end of FY02/03, all of the Company's active associated companies were asked to implement a similar detailed checklist of key elements of internal controls, and all of them furnished written assurances to the Company that their internal controls were adequate.

12.14 BOARD RESPONSIBILITY

The Board recognises the importance of sound system of internal controls and risk management practices to good corporate governance. The Board affirms its overall responsibility for the Group's system of internal controls and risk management, and for reviewing the adequacy and integrity of those systems. It should be noted, however, that such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives. Additionally, it should be noted that any reasonable system of internal controls will contain inherent limitations and that no cost-effective system of internal controls can provide absolute protection against poor judgement in decision-making, human error, losses, fraud and other irregularities.

12.15 CONCLUSION

The Board believes that, in the absence of any evidence to the contrary, and taking into account the views of the Board Risk Management Committee and Audit Committee in the exercise of their responsibilities under their terms of reference and Charter respectively, the system of internal control maintained by the Group's Management and that was in place throughout FY02/03 and up to and as of the date of this Annual Report, provides reasonable, but not absolute, assurance against material financial misstatement or loss, and on the whole is adequate to meet the needs of the Group in its current business environment.

13. COMMUNICATIONS WITH SHAREHOLDERS

13.1 The Company set up on 1 April 2001 a dedicated Investor Relations department, to manage the dissemination of corporate information to the media, the public, as well as institutional investors and public Shareholders, and to promote relations with and act as a liaison point for such entities and parties.

13.2 Briefings of media and analysts are held by the Company after announcement of its full-year and half-year results, and the results are published on MASNET, through media releases, and on the Company's website. The Company also releases operating data on a monthly basis on MASNET and on its website.

13.3 The Company strives to convey to Shareholders pertinent information in a clear, forthcoming, detailed, timely manner and on a regular basis, and to take into consideration their views and inputs, and address Shareholders' concerns. While the Company's Investor Relations department communicates with analysts regularly, the Company monitors the dissemination of material information to ensure that it is made publicly available on a timely and non-selective basis.

13.4 While Shareholders do have a right to appoint a proxy to attend and vote at General Meetings on their behalf, the Articles currently do not provide for Shareholders to vote at General Meetings in absentia such as by mail, email or fax. The Company will consider implementing the relevant amendment to the Articles if the Board is of the view that there is a demand for the same, and after the Company has evaluated and put in place the necessary security and other measures to facilitate absentia voting and protect against errors, fraud and other irregularities.

13.5 Chairmen of the Audit, Nominating and Remuneration Committees, or members of the respective Committees standing in for them, as well as the external auditors, will be present and available to address questions at the AGM and EGM.

14. SECURITIES TRANSACTIONS

14.1 As recommended by the SGX-ST's Best Practices Guide, the Company has a set of Policy and Guidelines for Dealings in the Company's securities, which has been disseminated to employees of the Group and Directors of the Group companies. The Policy and Guidelines restrict certain employees (all administrative officers and employees of managerial grade, and certain other employees in departments which are likely to be privy to confidential material price-sensitive information, such as the Legal, Finance and Business Planning and Development departments) from trading in the Company's securities during the period falling one month prior to each announcement of financial results by the Company. The Policy and Guidelines also remind Group employees and Directors to be mindful of the insider trading prohibitions under the Securities and Futures Act 2001 whenever trading in the Company's or any other corporation's securities.

KEY MANAGEMENT

The key management of the Group as at the date of this report is as follows:

PRUSH NADAISAN (AGE: 52)

Mr Nadaisan is the Chief Executive Officer of SATS Ltd. He joined SATS in 1976 and was appointed to his present post in February 2000. He previously worked in the areas of cargo systems and operations, corporate planning, IT systems and human resource. He holds a Bachelor of Science (Honours) degree in Chemistry from the University of Singapore.

KARMJIT SINGH (AGE: 55)

Mr Singh is the Chief Executive of SATS Airport Services Pte Ltd. Prior to joining SATS in July 1998, he spent 24 years with Singapore Airlines (SIA), serving the airline in a variety of managerial capacities covering corporate affairs, planning, aviation fuel and administrative services. Mr Singh graduated from the University of Singapore with a Bachelor of Arts (Honours) degree, majoring in Geography.

JOSEPH CHEW (AGE: 59)

Mr Chew is the Chief Executive of SATS Catering Pte Ltd. He joined SATS in February 2000. Prior to this, he was with Singapore Airlines (SIA) for 30 years, serving the airline as Manager Switzerland, Manager Hong Kong, Vice President Eastern Division North America, Assistant Director of Cabin Crew, Director of Marketing Services, Senior Vice President South West Pacific and Senior Vice President West Asia and Africa. Mr Chew was also seconded to the Singapore Tourist Promotion Board as Executive Director. Mr Chew holds a Bachelor of Arts (Honours) degree in Economics from the University of Singapore.

LEONG KOK HONG (AGE: 52)

Mr Leong is the Senior Vice President (Cargo) of SATS Airport Services Pte Ltd. He joined SATS in 1976 and was appointed to his present post in February 2000. He previously worked in the areas of Catering, Cargo, IT systems and corporate planning. He graduated from the University of Singapore with a Bachelor of Science (Honours) degree in Physics.

TAN CHUAN LYE (AGE: 53)

Mr Tan is the Senior Vice President (Catering) of SATS Catering Pte Ltd. He joined SATS in 1976 and was appointed to his present post in February 2000. Mr Tan previously held positions in SIA Ground Services and SATS Airport Services, and was also put in charge of managing Changi Airport Passenger Terminal 2 for SIA and SATS Operations. He holds a Bachelor of Social Science (Honours) degree, majoring in Economics, from the University of Singapore.


FINANCIALS
53 Financial Review
62 Report of Directors
69 Profit and Loss Accounts
70 Balance Sheets
71 Consolidated Statement of Changes in Shareholders' Equity
72 Consolidated Cash Flow Statement
74 Notes to Financial Statements
97 Additional Information
98 Statement By Directors
99 Auditors' Report
100 Half-Yearly Results of The Group
101 Five-Year Financial Summary of The Group
104 Information on Shareholdings
105 Share Prices and Turnover
106 Notice of Annual General Meeting

EARNINGS

The SATS Group's operating profit decreased $38.5 million (-14.4%) to $228.2 million. Profit before tax was $258.1 million, a decrease of $29.4 million (-10.2%). Profit after tax however, increased marginally by $2.0 million (+0.9%) to $214.8 million and profit attributable to shareholders increased $1.8 million (+0.8%) to $214.7 million.

Basic earnings per share rose 0.2 cent (+0.9%) to 21.5 cents. Profit margin dropped 1.4 percentage points to 22.4%. Return on average shareholders' funds was 21.3%, a decrease of 3.9 percentage points.


GROUP REVENUE AND EXPENDITURE
$ MILLION
1000
800
600
400
200
0
98/99
99/00
00/01
01/02
02/03
REVENUE
EXPENDITURE
GROUP PROFIT BEFORE AND AFTER TAX
$ MILLION
300
240
180
120
60
0
98/99
99/00
00/01
01/02
02/03
PROFIT BEFORE TAX
PROFIT AFTER TAX


GROUP RESULTS
$ MILLION
1200
1000
800
600
400
200
0
98/99
99/00
00/01
01/02
02/03
REVENUE
EXPENDITURE
OPERATING PROFIT
PROFIT AFTER TAX
GROUP PROFITABILITY RATIOS
PERCENT
CENTS
30
25
20
15
10
5
0
98/99
99/00
00/01
01/02
02/03
RETURN ON AVE. SHAREHOLDERS' FUNDS (%)
NET PROFIT MARGIN (%)
RETURN ON TOTAL ASSETS (%)
EARNINGS PER SHARE (CENTS)

REVENUE

The Group's revenue rose $62.8 million (+7.0%) to $958.1 million. Inflight catering revenue contributed $416.1 million, up $9.8 million (+2.4%) due to an increase in the number of meals sold. Ground handling revenue was $37.9 million (+8.9%) higher at $463.7 million because of more cargo handled. Together, ground handling and inflight catering revenue accounted for 91.8% of the Group's total revenue. Revenue from services other than inflight catering and ground handling amounted to $78.3 million, up $15.1 million (+23.9%) because of additional security services purchased by airlines after September 11, 2001.

GROUP REVENUE COMPOSITION

	2002-2003		2001-2002		CHANGE
	$ MILLION	%	$ MILLION	%	%
Inflight catering	416.1	43.4	406.3	45.4	+ 2.4
Ground handling	463.7	48.4	425.8	47.6	+ 8.9
Others #	78.3	8.2	63.2	7.0	+ 23.9
Total	958.1	100.0	895.3	100.0	+ 7.0

Other services include aviation security services, airline laundry services, cargo delivery, manufacturing of frozen processed food, and leasing of office space to airline clients and cargo agents.

GROUP REVENUE COMPOSITION

(A) 2002 - 2003


48.4%
8.2%
43.4%

(B) 2001 - 2002


47.6%
7.0%
45.4%

INFLIGHT CATERING
GROUND HANDLING
OTHERS

EXPENDITURE

The Group's expenditure increased 16.1% or $101.3 million to $729.9 million. The increase came from:

	2002-2003	2001-2002	CHANGE	
	$ MILLION	$ MILLION	$ MILLION	%
Staff costs	402.6	324.3	+ 78.3	+ 24.1
Cost of raw materials	70.5	67.5	+ 3.0	+ 4.4
Licensing fees	68.5	64.4	+ 4.1	+ 6.4
Depreciation charges	60.4	56.8	+ 3.6	+ 6.3
Company accommodation and utilities	56.6	54.1	+ 2.5	+ 4.6
Other costs	71.3	61.5	+ 9.8	+ 15.9
Total	729.9	628.6	+101.3	+ 16.1

Staff costs was $402.6 million, an increase of $78.3 million (+24.1%) mainly from the profit-sharing bonus provision (+$58.2 million). This is in accordance with a profit-sharing agreement based on the profits of the SIA Group and applicable until the end of financial year 2003-04. In addition, the 1.1% increase in the average staff strength, and the restoration of 5% service increment for October 2001 and 2.5% service increment for October 2002 also contributed to the increase in staff costs (+$9.8 million). Overtime and allowances also increased (+$7.7 million) due to an increase in operating activities. Staff costs alone accounted for 55.2% of the Group's total expenditure.

Cost of raw materials increased $3.0 million (+4.4%) to $70.5 million as a result of a higher number of meals produced.

Licensing fees increased $4.1 million (+6.4%) because of higher revenue earned.

Depreciation charges went up $3.6 million (+6.3%) mainly because of a full year's impact of the SAP system which was depreciated from November 2001.

Company accommodation and utilities increased $2.5 million (+4.6%) mainly from higher maintenance costs for airfreight terminals and inflight kitchens (+$2.3 million), and increase in comprehensive insurance premium (+$0.7 million). The increase was offset by lower utilities charges (-$1.8 million) as a result of rate reduction.

Other costs rose $9.8 million (+15.9%) mainly because of higher war risk insurance costs (+$4.4 million) as a result of September 11, higher equipment maintenance costs (+$1.8 million), and increase in IT expenses (+$1.1 million).

GROUP EXPENDITURE COMPOSITION

	2002-2003		2001-2002		CHANGE
	$ MILLION	%	$ MILLION	%	%
Staff costs	402.6	55.2	324.3	51.6	+ 24.1
Cost of raw materials	70.5	9.7	67.5	10.7	+ 4.4
Licensing fees	68.5	9.4	64.4	10.3	+ 6.4
Depreciation charges	60.4	8.3	56.8	9.0	+ 6.3
Company accommodation and utilities	56.6	7.7	54.1	8.6	+ 4.6
Other costs	71.3	9.7	61.5	9.8	+ 15.9
Total	729.9	100.0	628.6	100.0	+ 16.1

EXPENDITURE (CONT'D)

GROUP EXPENDITURE COMPOSITION

(A) 2001 - 2002


10.3%
9.0%
8.6%
9.8%
10.7%
51.6%

(B) 2002 - 2003


9.4%
8.3%
7.7%
9.7%
9.7%
55.2%

STAFF COSTS
COST OF RAW MATERIALS
LICENSING FEES
DEPRECIATION CHARGES
COMPANY ACCOMMODATION AND UTILITIES
OTHER COSTS

SHARE OF RESULTS OF ASSOCIATED COMPANIES

Share of profits from overseas operations through associated companies increased $8.6 million (+38.2%) to $31.1 million and represent 12.0% of the Group's profit before tax. The increase came mainly from Beijing Aviation Ground Services (+$2.3 million), Asia Airfreight Terminal (+$2.0 million), Tan Son Nhat Cargo Services (+$2.0 million) and Taj SATS Air Catering (+$1.8 million).

TAXATION

The Group's provision for taxation in financial year 2002-03 was $43.3 million, a decrease of $31.4 million (-42.0%) because of a $17.8 million tax write-back for financial year 2001-02 as a result of the reduction in Singapore corporate tax rate from 24.5% to 22.0%.

DIVIDENDS

An interm dividend of 3 cents per share, amounting to $23.4 million after tax, was paid on 28 November 2002. The directors propose that a final dividend of 4 cents per share, amounting to $31.2 million after tax, be paid. The total dividend less tax, payable out of profits for financial year 2002-03, will amount to $54.6 million compare to $46.3 million in the previous financial year.

FINANCIAL POSITION

At 31 March 2003, the shareholders' funds of the Group was $1,086.8 million, up $156.5 million (+16.8%).

Total assets of the Group was $1,672.1 million at 31 March 2003, up $184.2 million (+12.4%).

The net tangible assets per share of the Group rose 15.6 cents (+16.9%) to $1.08 on 31 March 2003.

Net liquid assets of the Group was $268.1 million at 31 March 2003, up $14.6 million from $253.5 million. The debt equity ratio declined from 0.27:1 to 0.23:1 at 31 March 2003.


SHAREHOLDERS' FUNDS, TOTAL ASSETS AND NET TANGIBLE ASSETS PER SHARE
$ MILLION
CENTS
1800
1600
1400
1200
1000
800
600
400
200
0
120
100
80
60
40
20
0
98/99
99/00
00/01
01/02
02/03
SHAREHOLDERS' FUNDS ($ MILLION)
TOTAL ASSETS ($ MILLION)
NET TANGIBLE ASSETS PER SHARE (CENTS)
NET LIQUID ASSETS/(LIABILITIES)
$ MILLION
360
280
200
120
40
-40
-120
-200
98/99
99/00
00/01
01/02
02/03

SHARE OPTIONS

On 1 July 2002, options were granted under the SATS Employee Share Option Plan ("Plan") to eligible employees to subscribe for 17,457,400 ordinary shares of $0.10 each of the Company ("Shares"), out of which options in respect of 15,239,500 Shares were accepted by the employees. The exercise periods of the said options commence on 1 July 2003 for Senior Executives (as defined under the Plan) and 1 July 2004 for other employees, and expire on 30 June 2012. The exercise price of the Shares under the said options was $1.90 per Share.

As at 31 March 2003, options to subscribe for a total of 61,799,200 Shares are outstanding under the Plan (options to subscribe for a total of 751,000 Shares lapsed pursuant to Rule 8 of the Plan).

None of the options granted on 28 March 2000, 3 July 2000, 2 July 2001 or 1 July 2002 have been exercised to date.

CAPITAL EXPENDITURE AND CASH FLOW

The Group's capital expenditure was $21.2 million, $59.5 million (-73.7%) lower than the preceding year.

Internally generated cash flow was $306.5 million, $66.9 million higher than last year. As a result, the self-financing ratio of cash flow to capital expenditure rose to 14.4:1 from 2.97:1. The Group's cash and cash equivalents, including short-term non-equity investments, stands at $468.0 million, $214.0 million or 84.2% higher than last year.


CAPITAL EXPENDITURE AND
INTERNALLY GENERATED CASH FLOW
$ MILLION
RATIO
300
250
200
150
100
50
0
15
12
9
6
3
0
98/99
99/00
00/01
01/02
02/03
CAPITAL EXPENDITURE ($ MILLION)
INTERNALLY GENERATED CASH FLOW ($ MILLION)
SELF FINANCING RATIO
REVENUE AND OPERATING PROFIT
BY SEGMENT
$ '000
1200
1000
800
600
400
200
0
REVENUE
OPERATING PROFIT
98/99
99/00
00/01
01/02
02/03
INFLIGHT CATERING
GROUND HANDLING
OTHERS

BREAKDOWN BY BUSINESS ACTIVITIES

	REVENUE $ MILLION		OPERATING PROFIT $ MILLION	
	2002-2003	2001-2002	2002-2003	2001-2002
Inflight catering	416.1	406.3	102.4	117.0
Ground handling	463.7	425.8	91.7	109.9
Others #	78.3	63.2	34.1	39.8
	958.1	895.3	228.2	266.7

	PROFIT BEFORE TAX $ MILLION		AVERAGE NUMBER OF EMPLOYEE*	
	2002-2003	2001-2002	2002-2003	2001-2002
Inflight catering	111.5	123.8	2,844	2,852
Ground handling	115.2	129.1	5,174	5,207
Others #	31.4	34.6	1,309	1,168
	258.1	287.5	9,327	9,227

	TOTAL ASSETS $ MILLION		CAPITAL EXPENDITURE $ MILLION	
	2002-2003	2001-2002	2002-2003	2001-2002
Inflight catering	553.3	595.5	3.9	14.8
Ground handling	712.0	726.8	15.2	62.9
Others #	406.8	165.6	2.1	3.0
	1,672.1	1,487.9	21.2	80.7

\# Others include aviation security services, airline laundry services, cargo delivery, manufacturing of frozen processed food and leasing of office space to airline clients and cargo agents.

* Figures did not include number of contract workers.

INFLIGHT CATERING

Revenue increased $9.8 million (+2.4%) to $416.1 million due to 1.9% increase in the number of meals uplifted. Revenue from SIA Group went up 4.5%, while that from other operators decreased by 1.0% because of the termination of the outhouse catering business from April 2002.

The operating profit decreased $14.6 million (-12.5%) to $102.4 million due to higher staff costs. Profit before tax was down $12.3 million (-9.9%) to $111.5 million.

Total assets amounted to $553.3 million, decrease of $42.2 million (-7.1%) from a year ago.

The capital expenditure for inflight catering was $3.9 million, $10.9 million lower than last financial year.

GROUND HANDLING

Revenue rose $37.9 million (+8.9%) to $463.7 million because of a 8.8% increase in cargo throughput. Revenue from SIA Group went up 14.8%, while that from other operators increased 1.3%.

The operating profit decreased $18.2 million (-16.6%) to $91.7 million, and profit before tax dropped $13.9 million (-10.8%) to $115.2 million.

Total assets amounted to $712.0 million, a decrease of $14.8 million (-2.0%) from a year ago.

The capital expenditure was $15.2 million, $47.7 million lower than last financial year. The capital expenditure of $15.2 million was mainly from the additional $6 million capitalized for the material handling system at the sixth airfreight terminal and the progress payments for the new IT systems ($2.7 million).

BREAKDOWN BY GEOGRAPHICAL LOCATION

	REVENUE $ MILLION		PROFIT BEFORE TAX $ MILLION	
	2002-2003	2001-2002	2002-2003	2001-2002
Singapore	958.1	895.3	227.0	264.6
Overseas	-	-	31.1	22.9
	958.1	895.3	258.1	287.5

	TOTAL ASSETS $ MILLION		CAPITAL EXPENDITURE $ MILLION	
	2002-2003	2001-2002	2002-2003	2001-2002
Singapore	1,455.2	1,305.0	21.2	80.7
Overseas	216.9	182.9	-	-
	1,672.1	1,487.9	21.2	80.7

VALUE ADDED

The total value added of the Group was $705.4 million, up $50.5 million (+7.7%) from financial year 2001-02.

Of the total value added of $705.4 million, $380.2 million (53.9%) went to salaries and other staff costs. Shareholders received $54.6 million (7.8%) in dividends, interest on borrowings accounted for $5.8 million (0.8%) while corporate taxes accounted for $43.3 million (6.1%). The remaining $221.5 million (31.4%) was retained for future capital requirements.

STATEMENT OF VALUE ADDED AND ITS DISTRIBUTION (IN $ MILLION)

	2002-2003	2001-2002	2000-2001	1999-2000	1998-1999
Total revenue	958.1	895.3	887.2	790.2	746.1
Less: Purchases of goods & services	289.3	267.5	266.7	226.0	208.7
Value added by the Group	668.8	627.8	620.5	564.2	537.4
Add/(less):					
Interest income	3.9	4.0	2.9	2.0	4.1
Share of results of associated companies	31.1	22.5	17.7	17.5	9.3
Net loss from short-term investments	-	-	-	-	(33.2)
Net income/(loss) on long-term investments	0.7	0.6	0.4	(1.0)	(2.3)
Amortization of deferred income	0.9	-	-	-	-
Total value added available for distribution	705.4	654.9	641.5	582.7	515.3
Applied as follows:					
To employee					
- Salaries and other staff costs	380.2	304.3	385.9	344.3	334.1
To government					
- Corporate taxes	43.3	74.7	40.3	39.5	28.4
To supplier of capital					
- Dividends	54.6	45.3	15.1	148.7	81.4
- Minority interests	0.1	(0.1)	-	-	-
- Interest on borrowings	5.8	5.9	4.7	0.4	0.3
Retained for future capital requirements					
- Amortisation of goodwill	0.9	0.4	-	-	-
- Depreciation	60.4	56.8	40.0	38.5	42.4
- Retained earnings	160.1	167.6	155.5	11.3	28.7
Total value added	705.4	654.9	641.5	582.7	515.3
Value added per $ revenue	0.74	0.73	0.72	0.74	0.69
Value added per $ employment cost	1.86	2.15	1.66	1.69	1.54
Value added per $ investment in fixed assets	0.57	0.53	0.69	0.73	0.65

Value added is a measure of wealth created. The statement above shows the Group's value added from 1998-1999 to 2002-2003 and its distribution by way of payments to employees, government, and to those who have provided capital. It also indicates the portion retained in the business for future captital requirements.


VALUE ADDED FOR THE GROUP
$ MILLION
RATIO
800
600
400
200
0
2.4
1.8
1.2
0.6
0.0
98/99
99/00
00/01
01/02
02/03
VALUE ADDED ($ MILLION)
VALUE ADDED PER $ EMPLOYMENT COST
VALUE ADDED PER $ REVENUE
VALUE ADDED PER $ INVESTMENT IN FIXED ASSETS

STAFF STRENGTH AND PRODUCTIVITY

The Group's average staff strength rose 1.1% from 9,227 to 9,327. A breakdown of the Group's staff strength is as follows:

	2002-2003	2001-2002	% CHANGE
Inflight catering	2,844	2,852	- 0.3
Ground handling	5,174	5,207	- 0.6
Aviation security	888	825	+ 7.6
Others	421	343	+ 22.7
	9,327	9,227	+ 1.1

Staff productivity measured by value added per employee improved 6.6% to $75,628. Revenue per employee increased 5.9% to $102,728 and staff cost per employee increased 23.6% to $40,758.

	2002-2003	2001-2002	% CHANGE
Value added per employee ($)	75,628	70,973	+ 6.6
Revenue per employee ($)	102,728	97,028	+ 5.9
Staff cost per employee ($)	40,758	32,971	+ 23.6

GROUP STAFF STRENGTH AND PRODUCTIVITY


NO. OF STAFF
$'000
10000
8000
6000
4000
2000
0
120
100
80
60
40
20
0
98/99
99/00
00/01
01/02
02/03
GROUP STAFF STRENGTH
VALUE ADDED PER EMPLOYEE ($'000)
REVENUE PER EMPLOYEE ($'000)
STAFF COST PER EMPLOYEE ($'000)

ECONOMIC VALUE ADDED

Economic Value Added (EVA) for the Group was $136.9 million, a decrease of $29.4 million or 17.7% over last year. The weighted cost of capital was 8.3% for this year (financial year 2001-2002 - 8.3%).

SENSITIVITY ANALYSIS

REVENUE

Inflight catering and ground handling revenue contributed 43.4% and 48.4% of the total group's revenue in financial year 2002-2003. Inflight catering's revenue is mainly dependent on passenger number and the types of meals uplifted by airline customers, while ground handling revenue is dependent on both flight frequency and cargo throughput. A one percent change in the passenger number will have an impact of approximately $4.2 million in revenue for inflight catering. For ground handling, a one percent movement in flight frequency and cargo throughput will result in a change of $4.6 million in its revenue.

PROFIT MARGIN

Based on revenue of $958.1 million for financial year 2002-2003, a one percent movement in the net profit margin will result in a change of $9.6 million in the Group's profit after tax.

INTEREST RATE

As at 31 March 2003, the Group has a total cash and cash equivalents of $468.0 million. These are mainly invested in short-term deposits and non-equity instruments. A one percentage point movement in the interest rate will lead to an annual $4.7 million change in interest income for the Group.

The directors have pleasure in presenting their report together with the audited financial statements of the Company and of the Group for the year ended 31 March 2003.

1. ACCOUNTS (IN $ THOUSANDS)

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Profit attributable to shareholders	214,758	212,857	254,516	123,540
Transfer to statutory reserve	(779)	(196)	-	-
	213,979	212,661	254,516	123,540
Dividends paid, less tax	(54,600)	(45,300)	(54,600)	(45,300)
Profit retained	159,379	167,361	199,916	78,240

In the opinion of the directors, the results of the operations of the Company and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature.

2. TRANSFER TO/FROM RESERVES AND PROVISIONS

There were no material transfers to or from reserves and provisions of the Company and of the Group during the financial year except as disclosed in the financial statements.

3. DIVIDENDS

A final dividend of 4 cents per share, less tax of 22.0%, amounting to $31,200,000 was paid in respect of the previous financial year as proposed in the Directors' report of that year.

An interim dividend of 3 cents per share, less tax of 22.0%, amounting to $23,400,000 was paid on 28 November 2002, in respect of the financial year under review.

The directors propose that a final dividend of 4 cents per share, less tax of 22.0%, amounting to $31,200,000 be paid.

4. PRINCIPAL ACTIVITIES

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including
  - airfreight handling services
  - passenger services
  - baggage handling services
  - apron services
- Inflight catering services including
  - aircraft interior cleaning
  - cabin handling services
- Aviation security services
- Airline laundry services
- Airport cargo delivery management services

4. PRINCIPAL ACTIVITIES (CONT'D)

During the financial year, the Group acquired 67% interest in Country Foods Pte Ltd and included manufacturing and distribution of chilled and frozen processed foods in its principal activities. There have been no other significant changes in the nature of these activities during the financial year.

5. DIRECTORS

a) The names of the directors in office at the date of this report are:

Cheong Choong Kong	-	Chairman
Michael Tan Jiak Ngee	-	Deputy Chairman
Chew Choon Seng		
Barry Desker		
Richard Charles Helfer		
Hong Hai		
Ng Kee Choe		
Ow Chin Hock	-	appointed on 21 May 2002
Jimmy Phoon Siew Heng	-	appointed on 21 May 2002

b) The following directors who held office at the end of the financial year had, according to the register required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in shares of the Company, the Company's immediate holding company and subsidiary companies of the Company's immediate and ultimate holding company, as stated below:

	DIRECT INTEREST			DEEMED INTEREST		
NAME OF DIRECTOR	AT 1.4.2002/ DATE OF APPOINTMENT	AT 31.3.2003	AT 21.4.2003	AT 1.4.2002/ DATE OF APPOINTMENT	AT 31.3.2003	AT 21.4.2003
Interest in Singapore Airlines Limited's ordinary shares of $0.50 each						
Cheong Choong Kong	480,800	480,800	480,800	24,000	24,000	24,000
Michael Tan Jiak Ngee	79,600	79,600	79,600	-	-	-
Chew Choon Seng	214,000	214,000	214,000	-	-	-
Barry Desker	2,000	2,000	2,000	4,000	4,000	4,000
Hong Hai	18,000	20,000	20,000	-	-	-
Interest in Singapore Airport Terminal Services Limited's ordinary shares of $0.10 each						
Cheong Choong Kong	56,000	56,000	56,000	3,000	3,000	3,000
Michael Tan Jiak Ngee	16,000	16,000	16,000	-	-	-
Chew Choon Seng	10,000	10,000	10,000	-	-	-
Barry Desker	11,000	11,000	11,000	-	-	-
Richard Charles Helfer	11,000	11,000	11,000	-	-	-
Ng Kee Choe	11,000	11,000	11,000	-	-	-
Interest in SIA Engineering Company Limited's ordinary shares of $0.10 each						
Cheong Choong Kong	58,000	58,000	58,000	3,000	3,000	3,000
Michael Tan Jiak Ngee	41,000	41,000	41,000	-	-	-
Chew Choon Seng	20,000	20,000	20,000	-	-	-
Barry Desker	-	-	-	5,000	5,000	5,000

5. DIRECTORS (CONT'D)

NAME OF DIRECTOR	DIRECT INTEREST AT 1.4.2002/ DATE OF APPOINTMENT	DIRECT INTEREST AT 31.3.2003	DIRECT INTEREST AT 21.4.2003	DEEMED INTEREST AT 1.4.2002/ DATE OF APPOINTMENT	DEEMED INTEREST AT 31.3.2003	DEEMED INTEREST AT 21.4.2003
Interest in Singapore Telecommunications Limited's ordinary shares of $0.15 each						
Cheong Choong Kong	121,690	1,740	1,740	1,690	1,740	1,740
Michael Tan Jiak Ngee	6,690	6,740	6,740	-	-	-
Chew Choon Seng	11,820	11,880	11,880	-	-	-
Barry Desker	1,490	1,540	1,540	7,690	7,740	7,740
Hong Hai	1,490	1,540	1,540	1,490	1,540	1,540
Ng Kee Choe	1,690	1,740	1,740	1,690	1,740	1,740
Ow Chin Hock	8,490	8,540	8,540	-	-	-
Jimmy Phoon Siew Heng	1,750	1,820	1,820	2,690	2,740	2,740
Interest in Singapore Technologies Engineering Limited's ordinary shares of $0.10 each						
Barry Desker	-	-	-	5,000	5,000	5,000
Interest in SNP Corporation Limited's ordinary shares of $0.50 each						
Barry Desker	-	-	-	3,000	3,000	3,000
Interest in Raffles Holding Limited's ordinary shares of $0.50 each						
Michael Tan Jiak Ngee	16,000	16,000	16,000	-	-	-
Chew Choon Seng	12,000	12,000	12,000	-	-	-
Barry Desker	-	-	-	20,000	60,000	60,000
Hong Hai	20,000	20,000	20,000	-	-	-
Ng Kee Choe	10,000	10,000	10,000	-	-	-
Richard Charles Helfer	250,000	250,000	250,000	-	-	-
Interest in SMRT Corporation Limited's ordinary shares of $0.10 each						
Chew Choon Seng	50,000	50,000	50,000	-	-	-
Interest in CapitaLand Limited's ordinary shares of $1 each						
Richard Charles Helfer	70,000	70,000	70,000	-	-	-
Interest in ST Assembly Test Services Limited's ordinary shares of $0.25 each						
Hong Hai	10,000	10,000	10,000	-	-	-
Barry Desker	-	-	-	20,000	20,000	20,000
Interest in Chartered Semiconductor Manufacturing Limited's ordinary shares of $0.26 each						
Hong Hai	4,000	4,000	4,000	-	-	-
Barry Desker	-	-	-	5,000	5,000	5,000

5. DIRECTORS (CONT'D)

NAME OF DIRECTOR	DIRECT INTEREST AT 1.4.2002/ DATE OF APPOINTMENT	DIRECT INTEREST AT 31.3.2003	DIRECT INTEREST AT 21.4.2003	DEEMED INTEREST AT 1.4.2002/ DATE OF APPOINTMENT	DEEMED INTEREST AT 31.3.2003	DEEMED INTEREST AT 21.4.2003
Interest in SembCorp Logistics Limited's ordinary shares of $0.25 each						
Barry Desker	-	-	-	10,000	10,000	10,000
Interest in Singapore Airlines Limited's Fixed Rate Notes 2011 of $250,000 each						
Cheong Choong Kong	1	1	1	-	-	-
Interest in CapitaLand Limited's Fixed Rate Notes 2003 of $250,000 each						
Cheong Choong Kong	1	-	-	-	-	-
Interest in CapitaMall Trust's Units of $100,000 each						
Richard Charles Helfer	-	1	1	-	-	-

NAME OF DIRECTOR	DIRECT INTEREST AT 1.4.2002	DIRECT INTEREST AT 31.3.2003	DIRECT INTEREST AT 21.4.2003
Options to subscribe for Singapore Airlines Limited's ordinary shares of $0.50 each			
Cheong Choong Kong	708,000	936,000	936,000
Michael Tan Jiak Ngee	302,000	454,000	454,000
Chew Choon Seng	302,000	454,000	454,000
Options to subscribe for CapitaLand Limited's ordinary shares of $1 each			
Richard Charles Helfer	750,149	1,045,064	-
Options to subscribe for Raffles Holdings Limited's ordinary shares of $0.50 each			
Richard Charles Helfer	1,000,000	2,000,000	-
Options to subscribe for The Ascott Group Limited's ordinary shares of $0.20 each			
Richard Charles Helfer	60,000	120,000	-

c) No director who held office at the end of the financial year had an interest in shares or debentures of the Company's ultimate holding company or any of the subsidiary companies of the Company's ultimate holding company except as disclosed above.

5. DIRECTORS (CONT'D)

d) Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangements whereby directors might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate other than under the Employee Share Option Plan of its immediate holding company, and the subsidiary companies of the Company's ultimate holding company.

e) Since the end of the previous financial year, no director has received or has become entitled to receive benefits under contracts required to be disclosed by Section 201(8) of the Companies Act, Cap. 50 except those disclosed in Note 4 to the financial statements.

6. AUDIT COMMITTEE

The Audit Committee comprises three members, two of whom are independent non-executive directors. The members of the Audit Committee at the date of this report are:

Ng Kee Choe (Chairman)
Chew Choon Seng
Hong Hai

The Audit Committee carried out its function in accordance with Section 201B(5) of the Companies Act, Cap. 50 and performed the following functions:-

a) reviewed the audit plans of the internal and external auditors of the Group and the Company, the results of their examination of the Group and the Company's system of internal accounting controls and the co-operation given by the Group and the Company's officers to the internal and external auditors;

b) reviewed the financial statements of the Group and the Company for the year and the auditors' report thereon before their submission to the Board of Directors; and

c) reviewed interested persons transactions.

The Audit Committee has nominated Ernst and Young for re-appointment as auditors of the Company by shareholders for the ensuing financial year commencing 1 April 2003.

7. SHARE CAPITAL

No shares were issued by the Company during the year.

During the financial year, the subsidiary company, Country Foods Pte Ltd issued additional 1,142,858 ordinary shares of $1 each to the Company at a premium of $0.75 per share to raise additional working capital.

8. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

During the financial year, the Company acquired the following subsidiary company:-

NAME OF SUBSIDIARY	COST OF INVESTMENT	NET ASSETS ACQUIRED	INTEREST ACQUIRED
Country Foods Pte Ltd	S$4,000,000	S$2,661,000	57%

Subsequent to the initial acquisition of Country Foods Pte Ltd, the Company subscribed additional 1,142,858 ordinary shares of $1 each in the share capital of Country Foods Pte Ltd to increase its interest in Country Foods Pte Ltd from 57% to 67%.

There was no other acquisition or disposal of a subsidiary company by the Company during the year.

9. OPTIONS ON SHARES OF THE COMPANY

SATS Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, was approved by Shareholders of the Company at the Company's Extraordinary General Meeting held on 7 July 2001.

Under the plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the last dealt prices of the Company's ordinary shares on the SGX-ST for the five consecutive market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;

b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;

c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and

d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

The Committee administering the Plan comprises the following directors as at the date of this report:

Richard Charles Helfer	-	Chairman
Michael Tan Jiak Ngee	-	Member
Hong Hai	-	Member

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan and no option was granted at a discount.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 17,457,400 unissued ordinary shares of $0.10 each in the Company at an offering price of $1.90 per share.

At the end of the financial year, options to take up 61,799,200 unissued ordinary shares of $0.10 each in the Company were outstanding:

	NUMBER OF UNISSUED ORDINARY SHARES OF $0.10 EACH					
DATE OF GRANT	BALANCE AT 1.4.2002/ DATE OF GRANT	OPTIONS NOT ACCEPTED	OPTIONS LAPSED	BALANCE AT 31.3.2003	EXERCISE PRICE	EXPIRY DATE
28.3.2000	18,150,000	-	312,800	17,837,200	$2.50	27.3.2010
3.7.2000	13,917,300	-	137,300	13,780,000	$2.10	2.7.2010
2.7.2001	15,243,400	-	162,600	15,080,800	$1.54	1.7.2011
1.7.2002	17,457,400	2,217,900	138,300	15,101,200	$1.90	30.6.2012
	64,768,100	2,217,900	751,000	61,799,200		

10. OTHER STATUTORY INFORMATION

a) Before the profit and loss account and balance sheet of the Company and of the Group were made out, the directors took reasonable steps:
   i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts and have satisfied themselves that all known bad debts had been written-off and that adequate provision had been made for doubtful debts; and
   ii) to ensure that any current assets which were unlikely to realise their book value in the ordinary course of business had been written down to their estimated realisable values.

b) At the date of this report, the directors are not aware of any circumstances which would render:
   i) the amount written-off for bad debts or the amount of the provision for doubtful debts in the Group inadequate to any substantial extent; and
   ii) the values attributed to current assets in the consolidated financial statements misleading.

c) At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in the report or financial statements which would render any amount stated in the financial statements of the Company and the Group misleading.

d) As at the date of this report:
   i) there are no charges on the assets of the Company and of the Group which have arisen since the end of the financial year to secure the liabilities of any other person; and
   ii) there are no contingent liabilities which have arisen since the end of the financial year in respect of the Company and of the Group, except those mentioned in Note 33 to the financial statements.

e) No contingent liability or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the Company or of the Group to meet their obligations as and when they fall due.

f) In the opinion of the directors, no other item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Company or of the Group for the financial year in which this report is made.

11. AUDITORS

Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment as auditors of the Company.

On behalf of the Board,

CHEONG CHOONG KONG
Chairman

MICHAEL TAN JIAK NGEE
Deputy Chairman

Dated this 19th day of May, 2003
Singapore

PROFIT AND LOSS ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2003

(IN $ THOUSANDS)

	Notes	GROUP 2002-2003	GROUP 2001-2002	COMPANY 2002-2003	COMPANY 2001-2002
REVENUE	3	958,145	895,279	74,301	70,864
EXPENDITURE					
Staff costs	29	(402,637)	(324,303)	(16,173)	(12,961)
Cost of raw materials		(70,436)	(67,469)	-	-
Licensing fees		(68,479)	(64,416)	-	-
Depreciation charges		(60,440)	(56,824)	(27,170)	(26,309)
Company accommodation and utilities		(56,563)	(54,116)	(7,904)	(7,057)
Other costs		(71,316)	(61,435)	(7,485)	(5,265)
		(729,871)	(628,563)	(58,732)	(51,592)
OPERATING PROFIT	4	228,274	266,716	15,569	19,272
Interest on borrowings	5	(5,834)	(5,938)	(7,690)	(9,309)
Interest income	6	3,856	3,996	3,841	3,949
Gross dividends from subsidiary companies		-	-	294,305	135,223
Gross dividends from associated companies		-	-	18,494	18,067
Gross dividends from long-term investment		691	615	691	615
Share of results of associated companies		31,061	22,486	-	-
Amortisation of goodwill		(888)	(429)	-	-
Amortisation of deferred income		911	-	911	-
PROFIT BEFORE TAXATION		258,071	287,446	326,121	167,817
Taxation	7	(43,259)	(74,659)	(71,605)	(44,277)
PROFIT AFTER TAXATION		214,812	212,787	254,516	123,540
Minority interests		(54)	70	-	-
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		214,758	212,857	254,516	123,540
Basic earnings per share (cents)	9	21.5	21.3		
Diluted earnings per share (cents)	9	21.4	21.3		

The notes on pages 74 to 96 form an integral part of the financial statements.

BALANCE SHEETS

AS AT 31 MARCH 2003

(IN $ THOUSANDS)

	Notes	GROUP 31.3.2003	GROUP 31.3.2002	COMPANY 31.3.2003	COMPANY 31.3.2002
SHARE CAPITAL					
Authorised	10	200,000	200,000	200,000	200,000
Issued and fully paid	10	100,000	100,000	100,000	100,000
RESERVES					
Distributable					
Revenue reserve		978,875	819,496	619,797	419,881
Foreign currency translation reserve		6,357	9,939	-	-
Non-distributable					
Statutory reserve		1,601	822	-	-
	11	986,833	830,257	619,797	419,881
SHARE CAPITAL AND RESERVES		1,086,833	930,257	719,797	519,881
MINORITY INTERESTS		2,726	470	-	-
DEFERRED TAXATION	12	103,808	113,298	51,564	60,778
NOTES PAYABLE	13	-	200,000	-	200,000
LOAN FROM IMMEDIATE HOLDING COMPANY	14	45,965	48,016	45,965	48,016
TERM LOAN	15	863	1,483	-	-
HIRE PURCHASE CREDITORS	16	-	9	-	-
DEFERRED INCOME	17	31,891	-	31,891	-
		1,272,086	1,293,533	849,217	828,675
Represented by:					
FIXED ASSETS	18				
Leasehold land and buildings		593,304	617,224	587,560	614,597
Progress payments		17,260	8,831	748	432
Others		207,052	231,391	1,802	2,529
		817,616	857,446	590,110	617,558
INVESTMENT IN SUBSIDIARY COMPANIES	19	-	-	43,275	37,275
LONG-TERM INVESTMENTS	20	7,886	7,886	7,886	7,886
ASSOCIATED COMPANIES	21	130,259	122,195	95,231	92,722
GOODWILL	22	9,164	8,156	-	-
LOAN TO THIRD PARTY	23	45,965	48,016	45,965	48,016
DEFERRED TAXATION	12	85	-	-	-
CURRENT ASSETS					
Trade debtors	24	67,454	56,931	526	37
Other debtors	25	29,087	31,560	25,952	29,521
Related companies	26	238,583	293,729	185,678	247,146
Associated companies	21	1,108	757	1,108	733
Stocks	27	10,108	8,745	454	465
Short-term non-equity investments		117,785	-	117,785	-
Bank fixed deposits		182,168	46,208	182,168	42,707
Cash and bank balance		14,811	6,252	6,157	2,028
		661,104	444,182	519,828	322,637
Less:					
CURRENT LIABILITIES					
Term loan	15	620	620	-	-
Trade creditors		104,633	52,503	4,181	3,945
Other creditors	28	30,620	70,517	21,192	33,577
Related companies	26	-	-	211,056	255,812
Notes payable	13	200,000	-	200,000	-
Provision for taxation		64,120	70,708	16,649	4,085
		399,993	194,348	453,078	297,419
NET CURRENT ASSETS		261,111	249,834	66,750	25,218
		1,272,086	1,293,533	849,217	828,675

The notes on pages 74 to 96 form an integral part of the financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED 31 MARCH 2003

(IN $ THOUSANDS)

	NOTE	SHARE CAPITAL	REVENUE RESERVE	STATUTORY RESERVE*	FOREIGN CURRENCY TRANSLATION RESERVE	TOTAL SHAREHOLDERS' EQUITY
GROUP						
Balance at 1 April 2001		100,000	650,065	626	10,567	761,258
Transfer to statutory reserve		-	(196)	196	-	-
Share of an associated company's revenue reserve arising from equity accounting		-	2,070	-	-	2,070
Foreign currency translation adjustment		-	-	-	(628)	(628)
Net gain/(loss) not recognised in the profit and loss accounts		-	1,874	196	(628)	1,442
Profit attributable to shareholders for the year		-	212,857	-	-	212,857
Dividends, net	8	-	(45,300)	-	-	(45,300)
Balance at 31 March 2002		100,000	819,496	822	9,939	930,257
Transfer to statutory reserve		-	(779)	779	-	-
Foreign currency translation adjustment		-	-	-	(3,582)	(3,582)
Net gain/(loss) not recognised in the profit and loss accounts		-	(779)	779	(3,582)	(3,582)
Profit attributable to shareholders for the year		-	214,758	-	-	214,758
Dividends, net	8	-	(54,600)	-	-	(54,600)
Balance at 31 March 2003		100,000	978,875	1,601	6,357	1,086,833

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

	NOTE	SHARE CAPITAL	REVENUE RESERVE	TOTAL SHAREHOLDERS' EQUITY
COMPANY				
Balance at 1 April 2001		100,000	341,641	441,641
Profit attributable to shareholders for the year		-	123,540	123,540
Dividends, net	8	-	(45,300)	(45,300)
Balance at 31 March 2002		100,000	419,881	519,881
Profit attributable to shareholders for the year		-	254,516	254,516
Dividends, net	8	-	(54,600)	(54,600)
Balance at 31 March 2003		100,000	619,797	719,797

The notes on pages 74 to 96 form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 MARCH 2003
(IN $ THOUSANDS)

	Note	2002-2003	2001-2002
Cash flows from operating activities			
Profit before taxation		258,071	287,446
Adjustments for:			
Interest income		(3,856)	(3,996)
Interest on borrowings		5,834	5,938
Dividend from long-term investment		(691)	(615)
Depreciation of fixed assets		60,440	56,824
Unrealised foreign exchange loss/(gain)		3,013	(872)
Gain on sale of fixed assets		(83)	(973)
Share of results of associated companies		(31,061)	(22,486)
Amortisation of goodwill		888	429
Amortisation of deferred income		(911)	-
Operating profit before working capital changes		291,644	321,695
Increase in debtors		(8,558)	(2,099)
(Increase)/decrease in stocks		(905)	1,623
Decrease/(increase) in amounts owing by related companies		6,639	(7,205)
Increase/(decrease) in creditors		1,510	(92,078)
Increase in amounts due from associated companies		(152)	(29)
Cash generated from operations		290,178	221,907
Interest paid to third parties		(5,882)	(5,890)
Tax paid		(51,109)	(21,230)
Net cash provided by operating activities		233,187	194,787
Cash flows from investing activities			
Purchase of fixed assets	30	(12,429)	(43,108)
Investment in associated companies		(3,447)	(45,618)
Repayment of loan from associated companies		739	1,498
Dividends from associated companies		15,687	15,776
Proceeds from sale of fixed assets		3,634	1,056
Interest received from deposits		3,614	3,672
Dividends received from long-term investments		691	615
Purchase of short-term non-equity investments		(117,785)	-
Acquisition of subsidiary company, net of cash acquired		(2,093)	-
Net cash used in investing activities		(111,389)	(66,109)
Cash flows from financing activities			
Repayment of term loan		(620)	(620)
Issuance of shares by a subsidiary company to a minority shareholder		-	540
Repayment of hire purchase creditor		(193)	(394)
Dividends paid		(54,600)	(45,300)
Deferred income		32,802	-
Net cash used in financing activities		(22,611)	(45,774)
Net increase in cash and cash equivalents		99,187	82,904
Effects of exchange rate changes		(3,013)	872
Cash and cash equivalents at beginning of financial year		254,056	170,280
Cash and cash equivalents at end of financial year	30	350,230	254,056

The notes on pages 74 to 96 form an integral part of the financial statements.

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 MARCH 2003
(IN $ THOUSANDS)

Summary of Effects of Changes on Acquisition of Subsidiary Company

	2002-2003
Net Assets acquired:	
Fixed assets	2,930
Stocks	459
Debtors	1,941
Cash and bank balances	1,907
Creditors	(2,581)
	4,656
Less: Minority interests	(1,995)
Goodwill on acquisition	1,339
	4,000
Less: Cash and cash equivalent of subsidiary company acquired	(1,907)
Cash outflow on acquisition, net of cash acquired	2,093

1. GENERAL

The consolidated financial statements of Singapore Airport Terminal Services Limited ("the Company") for the year ended 31 March 2003 were authorised for issue in accordance with a resolution of the Directors on 19 May 2003.

The Company is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited. The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- Inflight catering services including aircraft interior cleaning and cabin handling services;
- Aviation security services;
- Airline laundry services; and
- Airport cargo delivery management services.

During the financial year, the Group acquired 67% interest in Country Foods Pte Ltd and in its principal activities included manufacturing and distribution of chilled and frozen processed foods. There have been no other significant changes in the nature of the activities during the financial year.

2. SIGNIFICANT ACCOUNTING POLICIES

The main accounting policies of the Group, which have been consistently applied except where indicated otherwise, are described in the following paragraphs.

(a) BASIS OF ACCOUNTING

The financial statements of the Company and of the Group, which are expressed in Singapore dollars, are prepared under the historical cost convention and in accordance with Singapore Statements of Accounting Standard and the applicable provisions of the Companies Act, Cap. 50.

(b) CHANGES IN ACCOUNTING POLICIES

The revised Statement of Accounting Standard (SAS) 20- "The effects of Changes in Foreign Exchange Rates" came into effect on 1 April 2002. Accordingly, financial results of foreign associated companies are now translated into Singapore dollars at the average exchange rates for the period. Previously, such results were translated at exchange rates on balance sheet date. The change in accounting policy is applied prospectively because the effects of adopting the revised SAS 20 is not significant.

(c) CONSOLIDATION

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiary companies for the year ended 31 March. A list of the Group's subsidiary companies is shown in Note 19 to the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(d) FIXED ASSETS

Fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditures for additions, improvements and renewals are capitalised and expenditures for maintenance and repairs are charged to the profit and loss accounts. When assets are sold or retired, their cost and accumulated depreciation are removed from the accounts and any gain or loss resulting from their disposal is included in the profit and loss accounts.

The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amount, and if the carrying values exceed this recoverable amount, assets are written-down. In determining the recoverable amount for fixed assets, the higher of the net selling price and the value in use of the fixed assets is considered.

(e) DEPRECIATION OF FIXED ASSETS

Fixed assets are depreciated on a straight-line basis at rates which are calculated to write-down their cost to their estimated residual values at the end of their useful lives. The estimated useful lives are as follows :

Leasehold land and buildings	-	over the term of the lease or 30 years whichever is the shorter
Office fittings & fixtures and office & commercial equipment	-	1 to 5 years
Fixed and mobile ground support equipment and motor vehicles	-	1 to 12 years

No depreciation is provided for progress payments.

Fully-depreciated fixed assets are retained in the financial statements until they are no longer in use. No depreciation is charged after assets are depreciated to their residual values.

(f) UNQUOTED INVESTMENTS

Unquoted investments held on a long-term basis are stated at cost. Provision is made for any impairment in value.

(g) INCOME FROM INVESTMENTS

Dividend income from investments is recognised when the shareholders' right to receive payments is established. Interest income from investments and fixed deposits is accrued on a day-to-day basis.

(h) SUBSIDIARY AND ASSOCIATED COMPANIES

Shares in subsidiary and associated companies are stated at cost. Provision is made for any impairment in value.

Subsidiary companies are those companies in which the Group holds more than 50% of the issued share capital and over which the Group exercises management control.

An associated company is defined as a company, not being a subsidiary, in which the Group has a long-term interest of not less than 20% in the equity and in whose financial and operating policy decisions the Group exercises significant influence.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(h) SUBSIDIARY AND ASSOCIATED COMPANIES (CONT'D)

The Group's share of the results of associated companies is included in the consolidated profit and loss accounts of the Group and the Group's share of the post-acquisition changes in shareholder's equity is added to the value of investments in associated companies shown in the consolidated balance sheet. These amounts are taken from the latest audited financial statements of the associated companies concerned, made up as appropriate, to the end of the financial year.

(i) STOCKS

Stocks, which consist mainly of equipment spare parts and food supplies, are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis.

(j) TRADE AND OTHER DEBTORS

Trade and other debtors, which generally have 30-90 day terms, are recognised and carried at original invoiced amount less an allowance for any uncollectible amounts. A provision for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Amounts owing by the holding company and the related companies are recognised and carried at cost less provisions for any uncollectible amounts.

(k) TRADE AND OTHER CREDITORS

Trade and other creditors, which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for the goods and services received, whether or not billed to the Group.

Amounts owing to the holding company and the related companies are carried at cost.

(l) PROVISIONS

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(m) LEASED ASSETS

Finance leases, which effectively transfer to the Group substantially all the risks and benefits incidental to ownership of the leased asset, are capitalised at the present value of the minimum lease payments at the inception of the lease term and disclosed as leased fixed assets and the corresponding lease commitments are included under liabilities. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against the profit and loss accounts. Depreciation on the relevant assets is charged to the profit and loss accounts.

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased assets are classified as operating leases. Operating lease payments are recognised as an expense in the profit and loss accounts on a straight-line basis over the lease term.

Gains arising from sale and operating leaseback of assets are determined based upon fair values. Sale proceeds in excess of fair values are deferred and amortised over the minimum lease terms.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(n) DEFERRED TAXATION

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Additionally, the Group's deferred tax liabilities include all taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilised. For deductible temporary differences associated with investments in subsidiaries and associated companies, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or subsequently enacted at the balance sheet date.

(o) GOODWILL

When subsidiary companies or interests in associated companies are acquired, any excess of the consideration over the fair value of the net assets as at the date of acquisition represents goodwill. Goodwill is amortised using the straight-line method over a period not exceeding 20 years. When determining goodwill, assets and liabilities of the acquired interest are translated using the exchange rate at the date of acquisition if the financial statements of the acquired interest are not denominated in Singapore dollars.

(p) FOREIGN CURRENCIES

Foreign currency transactions are converted into Singapore dollars at exchange rates which approximate bank rates prevailing on the dates of transactions. All foreign currency monetary assets and liabilities are stated on the balance sheet at year-end exchange rates. Non-monetary assets and liabilities are translated using exchange rates that existed when the values were determined. Gains and losses arising from the conversion of current assets and liabilities are dealt with in the profit and loss accounts.

For the purposes of the group accounts, the net assets of the foreign associated companies are translated into Singapore dollars at the exchange rates ruling at the balance sheet date. The share of results of the foreign associated companies are translated at average exchange rates for the year. The resultant gain or loss on translation is taken to the foreign currency translation reserve.

(q) REVENUE RECOGNITION

Revenue from ground handling, inflight catering, aviation security services, airline laundry and airport cargo delivery management services is recognised upon the rendering of services. Revenue from manufacturing and exporting chilled and frozen processed foods is recognised upon delivery and acceptance of goods sold.

2. SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

(r) EMPLOYEE BENEFITS

Defined contribution plans

As required by law, the Group's companies in Singapore make contributions to the state provident fund, The Central Provident Fund ("CPF"), for the benefits of its employees. The Group's companies also contribute to its immediate holding company's group pension scheme, the SIA Singapore Provident Fund, for the benefits of certain of its employees. Such contributions are recognised as compensation expense in the same period as the employment that gives rise to the contributions.

Equity Compensation Plan

The Group has in place an Employee Share Option Plan (the "Plan") for the granting of share options to senior executives and all other employees to subscribe for shares in the Company. There are no charges to the profit and loss accounts upon the grant or exercise of the options. The exercise price approximates the market value of the shares on the date of grant.

Details of the Plan are disclosed in Note 29 to the financial statements.

(s) CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and bank balances, bank fixed deposits and deposits with the immediate holding company.

3. REVENUE (IN $ THOUSANDS)

(a) REVENUE

Revenue represents rental income, airport ground handling services, inflight catering, aviation security services, airline laundry services, airport cargo delivery management services rendered and manufacturing and sale of processed food by the Company and the Group. It excludes dividends, interest income and, in respect of the Group, intra-Group transactions. Revenue is analysed as follows:

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
External customers	382,727	371,508	8,009	6,661
Immediate holding company	418,192	417,780	610	1,555
Subsidiary companies	-	-	63,257	60,583
Related companies	157,226	105,991	2,425	2,065
	958,145	895,279	74,301	70,864

(b) ANALYSIS BY ACTIVITY

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Inflight catering services	416,115	406,281	-	-
Ground handling services	463,680	425,834	-	-
Others	78,350	63,164	74,301	70,864
	958,145	895,279	74,301	70,864

4. OPERATING PROFIT (IN $ THOUSANDS)

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Operating profit is stated after charging/(crediting) :				
Depreciation of fixed assets	60,440	56,824	27,170	26,309
Directors' emoluments				
- Directors of the Company	377	266	377	266
- Other directors of subsidiary companies	1,411	1,243	-	-
Auditors' remuneration				
- Audit fee	144	124	32	32
- Non-audit fee	294	211	198	154
Exchange loss/(gain), net	2,788	(910)	2,601	(910)
Gain on sale of fixed assets	(83)	(973)	(21)	(810)
Provision for doubtful debts	83	26	-	-
Bad debts written-off	25	38	-	-

5. INTEREST ON BORROWINGS (IN $ THOUSANDS)

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Interest expense on:				
Loan from third parties	5,834	5,938	5,799	5,872
Deposit from subsidiary companies	-	-	1,891	3,437
	5,834	5,938	7,690	9,309

6. INTEREST INCOME (IN $ THOUSANDS)

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Interest income from :				
Immediate holding company	1,448	2,662	1,448	2,662
Third parties	2,361	1,145	2,346	1,098
Associated companies	47	189	47	189
	3,856	3,996	3,841	3,949

7. TAXATION (IN $ THOUSANDS)

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Taxation in respect of profit for the year :				
Current taxation	50,484	62,384	78,615	37,476
Deferred taxation (Note 12)	(9,575)	10,963	(9,214)	5,674
Over provision of current taxation in respect of prior years	(3,538)	(2,310)	(603)	(268)
Associated companies	5,888	3,622	2,807	1,395
	43,259	74,659	71,605	44,277

The current year's taxation charge for the Group and the Company is computed after taking into account non-taxable income and non-deductible expenses, and therefore differs from the amount determined by applying the statutory tax rate to the financial year's profit.

A reconciliation of the statutory tax rate to the Group and the Company's effective tax rate applicable to profit before taxation was as follows:

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Profit before taxation for the year	258,071	287,446	326,121	167,817
Taxation on profit before taxation for the year at 22% (2002: 24.5%)	56,776	70,424	71,747	41,115
Adjustments				
Permanent differences/expenses not deductible for tax purposes	1,979	4,114	1,534	2,187
Investment allowance	(1,591)	(1,530)	-	-
Additional tax on income of an associated company whose effective tax rate is higher than the statutory tax rate	3,581	4,159	1,609	1,396
Changes in statutory tax rate	(17,828)	-	(6,547)	-
Underprovision of deferred taxation in respect of prior years	3,379	-	3,379	-
Overprovision of current taxation in respect of prior years	(3,538)	(2,310)	(603)	(268)
Others	501	(198)	486	(153)
Current financial year's taxation charge	43,259	74,659	71,605	44,277

The statutory income tax rate applicable to Singapore companies of the Group was reduced to 22% for year of assessment 2003 from 24.5% for year of assessment 2002.

8. DIVIDENDS (IN $ THOUSANDS)

	GROUP	
	2002-2003	2001-2002
Final dividend of 4 cents per ordinary share of $0.10 each less 22% (2002: 24.5%) tax in respect of previous financial year	31,200	30,200
Interim dividend of 3 cents (2002: 2 cents) per ordinary share of $0.10 each less 22% (2002: 24.5%) tax in respect of current financial year	23,400	15,100
	54,600	45,300

The Directors propose that a final dividend of 4 cents per ordinary share of $0.10 each less 22.0% tax, amounting to $31,200,000 be paid for the financial year ended 31 March 2003.

9. EARNINGS PER SHARE

	GROUP	
	2002-2003	2001-2002
Profit attributable to shareholders (In $ Thousands)	214,758	212,857

	GROUP 31 MARCH	
	2003	2002
Weighted average number of ordinary shares in issue used for computing basic earnings per share	1,000,000,000	1,000,000,000
Adjustment for share options	1,996,613	-
Weighted average number of ordinary shares in issue used for computing diluted earnings per share	1,001,996,613	1,000,000,000
Basic earnings per share (cents)	21.5	21.3
Diluted earnings per share (cents)	21.4	21.3

Basic earnings per share is calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect on the exercise of all outstanding share options granted to employees. This dilutive effect is computed based on the difference between the number of shares under option and the number of shares that could have been issued at fair values.

10. SHARE CAPITAL (IN $ THOUSANDS)

	GROUP AND COMPANY 31 MARCH	
	2003	2002
Authorised :		
Balance at beginning and end of the year		
2,000,000,000 ordinary shares of $0.10 each	200,000	200,000
Issued and fully paid:		
Balance at beginning and end of the year		
1,000,000,000 ordinary shares of $0.10 each	100,000	100,000

11. RESERVES (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Revenue reserve	978,875	819,496	619,797	419,881
Foreign currency translation reserve	6,357	9,939	-	-
Total distributable reserves	985,232	829,435	619,797	419,881
Non-distributable statutory reserve	1,601	822	-	-
Total reserves	986,833	830,257	619,797	419,881

12. DEFERRED TAXATION (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Balance at beginning of year	113,298	102,335	60,778	55,104
Write-back due to change in tax rate	(11,590)	-	(6,232)	-
Provided during the year	2,015	10,963	(2,982)	5,674
Balance at end of year	103,723	113,298	51,564	60,778
Comprising:				
Deferred tax assets	(85)	-	-	-
Deferred tax liabilities	103,808	113,298	51,564	60,778
	103,723	113,298	51,564	60,778
The deferred taxation principally arises as a result of:				
Excess of net book value over tax written-down value of fixed assets	93,831	95,963	47,513	50,738
Undistributed profits of overseas associated companies and unremitted foreign dividend and interest income	20,009	18,134	11,035	9,767
Provisions	(10,117)	(799)	(6,984)	273
	103,723	113,298	51,564	60,778

13. NOTES PAYABLE

Notes payable refers to unsecured medium-term notes which bear effective interest at 2.94% per annum and are repayable on 29 March 2004.

14. LOAN FROM IMMEDIATE HOLDING COMPANY

The loan from the immediate holding company is to finance the loan to August Skyfreighter 1994 Trust (Note 23). It is unsecured and bears interest rates ranging from 1.74% to 2.30% (2002: 2.28% to 4.23%) per annum. The loan is scheduled to mature on 28 March 2007.

15. TERM LOAN

The unsecured term loan is repayable over 10 years commencing 31 July 1996 and bears interest at 1/4% per annum above the one month (Singapore) swap offer rate for the first five years and 3/8% per annum above the one month (Singapore) swap offer rate for the next five years. In respect of the current financial year, interest rates ranged from 1.055% to 1.795% (2002: 1.185% to 2.815%) per annum.

16. HIRE PURCHASE CREDITORS (IN $ THOUSANDS)

	GROUP 31 MARCH	
	2003	2002
Repayable within one year (included in other creditors)	-	184
Repayable after one year	-	9
	-	193

	GROUP 31 MARCH			
	2003		2002	
	MINIMUM PAYMENTS	PRESENT VALUE OF PAYMENTS	MINIMUM PAYMENTS	PRESENT VALUE OF PAYMENTS
Within one year	-	-	186	184
After one year but not more than five years	-	-	9	9
Total future lease payments	-	-	195	193
Amounts representing interest	-	-	(2)	-
Present value of minimum lease payments	-	-	193	193

The average discount rate implicit in the hire purchase is 3.5% (2002: 3.5%) per annum.

17. DEFERRED INCOME (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Gain on sale and leaseback arrangement				
Amount deferred during the year	32,802	-	32,802	-
Amount recognised as income during the year	(911)	-	(911)	-
Balance as at 31 March	31,891	-	31,891	-

18. FIXED ASSETS (IN $ THOUSANDS)

GROUP

COST	AT 1.4.02	RECLASSIFI-CATIONS	ADDITIONS	FIXED ASSETS OF SUBSIDIARY CO. ACQUIRED	DISPOSALS	AT 31.3.03
Leasehold land and buildings	753,053	-	416	-	(1,461)	752,008
Office fittings and fixtures	16,097	872	68	-	-	17,037
Fixed ground support equipment	330,467	75	6,502	-	(3,610)	333,434
Mobile ground support equipment	53,690	-	719	-	(820)	53,589
Office and commercial equipment	51,341	212	3,833	4,564	(1,970)	57,980
Motor vehicles	29,419	-	104	35	(1,155)	28,403
	1,234,067	1,159	11,642	4,599	(9,016)	1,242,451
Progress payments	8,831	(1,159)	9,588	-	-	17,260
	1,242,898	-	21,230	4,599	(9,016)	1,259,711
Accumulated depreciation						
Leasehold land and buildings	135,829	-	25,948	-	(137)	161,640
Office fittings and fixtures	12,638	-	1,463	-	-	14,101
Fixed ground support equipment	141,815	-	21,794	-	(1,534)	162,075
Mobile ground support equipment	46,322	-	2,136	-	(821)	47,637
Office and commercial equipment	23,134	-	7,874	1,642	(1,819)	30,831
Motor vehicles	25,714	-	1,225	27	(1,155)	25,811
	385,452	-	60,440	1,669	(5,466)	442,095
Net book value	857,446					817,616

Net book value of fixed assets under finance lease is $159,742,000.

COMPANY

COST	AT 1.4.02	RECLASSIFI-CATIONS	ADDITIONS	DISPOSALS	TRANSFER FROM SUBSIDIARY COMPANY	AT 31.3.03
Leasehold land and buildings	749,432	111	419	(1,460)	398	748,900
Fixed ground support equipment	1,157	-	-	-	78	1,235
Mobile ground support equipment	10,127	-	-	(275)	137	9,989
Office and commercial equipment	4,503	200	7	(101)	646	5,255
Motor vehicles	5,624	-	-	-	27	5,651
	770,843	311	426	(1,836)	1,286	771,030
Progress payments	432	(311)	627	-	-	748
	771,275	-	1,053	(1,836)	1,286	771,778
Accumulated depreciation						
Leasehold land and buildings	134,835	-	26,245	(137)	397	161,340
Fixed ground support equipment	1,157	-	-	-	78	1,235
Mobile ground support equipment	9,993	-	31	(275)	137	9,886
Office and commercial equipment	2,133	-	880	(93)	647	3,567
Motor vehicles	5,599	-	14	-	27	5,640
	153,717	-	27,170	(505)	1,286	181,668
Net book value	617,558					590,110

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Depreciation charge for the financial year				
Leasehold land and buildings	25,948	25,649	26,245	25,478
Office fittings and fixtures	1,463	973	-	-
Fixed ground support equipment	21,794	21,374	-	-
Mobile ground support equipment	2,136	1,948	31	31
Office and commercial equipment	7,874	5,424	880	787
Motor vehicles	1,225	1,456	14	13
	60,440	56,824	27,170	26,309

19. INVESTMENTS IN SUBSIDIARY COMPANIES (IN $ THOUSANDS)

	COMPANY 31 MARCH	
	2003	2002
Unquoted shares, at cost	43,275	37,275

The subsidiary companies are:

NAME OF COMPANIES (COUNTRY OF INCORPORATION)	PRINCIPAL ACTIVITIES (PLACE OF BUSINESS)	COST TO COMPANY 31 MARCH		PERCENTAGE OF EQUITY HELD 31 MARCH	
		2003	2002	2003 %	2002 %
Held by the Company					
SATS Airport Services Pte Ltd (Singapore)	Airport ground handling services (Singapore)	16,500	16,500	100	100
SATS Catering Pte Ltd (Singapore)	Inflight catering services (Singapore)	14,000	14,000	100	100
SATS Security Services Pte Ltd (Singapore)	Aviation security services (Singapore)	3,000	3,000	100	100
Aero Laundry and Linen Services Pte Ltd (Singapore)	Providing and selling laundry and linen services (Singapore)	2,515	2,515	100	100
Aerolog Express Pte Ltd (Singapore)	Air cargo delivery management services (Singapore)	1,260	1,260	70	70
Country Foods Pte Ltd (Singapore)	Manufacturing and sale of processed foods (Singapore)	6,000	-	67	-
Asia-Pacific Star Pte Ltd (Singapore)	Dormant (Singapore)	#	#	100	100
		43,275	37,275		

# Denotes less than $1,000.

20. LONG-TERM INVESTMENT (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Unquoted equity investments at cost	7,886	7,886	7,886	7,886

21. ASSOCIATED COMPANIES (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Unquoted shares, at cost	99,966	96,519	99,966	96,519
Provision for impairment	(3,313)	(3,313)	(4,735)	(4,735)
Goodwill on acquisition	(9,674)	(9,324)	-	-
	86,979	83,882	95,231	91,784
Share of post-acquisition profits of associated companies	35,322	26,614	-	-
Share of statutory reserves of associated companies	1,601	822	-	-
Foreign currency translation adjustment	6,357	9,939	-	-
	43,280	37,375	-	-
Amounts receivable on :				
current account	449	297	449	273
loans due from associated companies	659	1,398	659	1,398
	131,367	122,952	96,339	93,455
Receivable within one year	(1,108)	(757)	(1,108)	(733)
	130,259	122,195	95,231	92,722

The loans due from associated companies bear interest between 8.692% and 19.453% (2002: 3% and 19.453%) per annum. The loan is due from one associated companies and is payable in the next financial year.

The amounts receivable on current account are interest-free and have no fixed terms of repayment.

21. ASSOCIATED COMPANIES (IN $ THOUSANDS) (CONT'D)

The associated companies are:

NAME OF COMPANIES (COUNTRY OF INCORPORATION)	PRINCIPAL ACTIVITIES (PLACE OF BUSINESS)	COST TO COMPANY 31 MARCH		PERCENTAGE OF EQUITY HELD 31 MARCH	
		2003	2002	2003	2002
				%	%
Maldives Inflight Catering Private Ltd * (Republic of Maldives)	Inflight catering services (Republic of Maldives)	287	287	35.0	35.0
Beijing Airport Inflight Kitchen Ltd # (Peoples' Republic of China)	Inflight catering services (Peoples' Republic of China)	13,882	13,882	40.0	40.0
Beijing Aviation Ground Services Co Ltd # (Peoples' Republic of China)	Airport ground handling services (Peoples' Republic of China)	5,710	5,710	40.0	40.0
AVISERV Ltd # (Ireland)	Inflight catering services (Pakistan)	3,313	3,313	49.0	49.0
Tan Son Nhat Cargo Services Ltd * (Vietnam)	Airport ground handling services (Vietnam)	1,958	1,958	30.0	30.0
Asia Airfreight Terminal Co Ltd # (Hong Kong)	Air cargo handling services (Hong Kong)	16,162	16,162	24.5	24.5
SERVAIR - SATS Holding Company Pte Ltd # (Singapore)	Investment holding company (Singapore)	509	509	49.0	49.0
MacroAsia-Eurest Catering Services, Inc * (Philippines)	Inflight catering services (Philippines)	2,027	2,027	20.0	20.0
Taj Madras Flight Kitchen Limited # (India)	Inflight catering services (India)	1,901	1,901	30.0	30.0
Singapore Airport Duty-Free Emporium (Pte) Ltd @ (Singapore)	Dormant (Singapore)	1,560	1,560	24.0	24.0
Evergreen Airline Services Corporation # (Taiwan)	Airport ground handling services (Taiwan)	5,234	4,893	20.0	20.0
Evergreen Air Cargo Services Corporation * (Taiwan)	Air cargo handling services (Taiwan)	16,163	13,057	25.0	20.0
Taj SATS Air Catering Limited # (India)	Catering services (India)	31,260	31,260	49.0	49.0
		99,966	96,519		

@ - Audited by Ernst & Young, Singapore
* - Audited by associated firms of Ernst & Young, Singapore
# - Audited by other firms

22. GOODWILL (IN $ THOUSANDS)

	GROUP 31 MARCH	
	2003	2002
At Cost		
Balance at beginning of the year	8,585	-
Goodwill on acquisition of a subsidiary company	1,339	-
Goodwill on subscription of additional shares in a subsidiary company	207	-
Goodwill on acquisition of associated company	350	8,585
Balance at end of the year	10,481	8,585
Accumulated amortisation		
Balance at beginning of the year	429	-
Charge for the year	888	429
Balance at end of the year	1,317	429
Net book value	9,164	8,156

23. LOAN TO THIRD PARTY (IN $ THOUSANDS)

The loan to August Skyfreighter 1994 Trust is unsecured and bears interest between 1.74% and 2.30% (2002 : 2.28% to 4.23%) per annum. The loan is repayable on 28 March 2007.

24. TRADE DEBTORS (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Trade debtors are stated after deducting provision for doubtful debts of	3,908	3,825	30	30
Analysis of the movements in provision for doubtful debts				
Balance at beginning of year	3,825	3,799	30	30
Charge to profit and loss accounts	83	26	-	-
Balance at end of year	3,908	3,825	30	30
Bad debts written-off directly to profit and loss accounts	25	38	-	-

25. OTHER DEBTORS (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Staff loans	4,488	5,263	4,441	5,230
Prepaid expenses	2,530	2,918	1,700	1,953
Sundry receivables	3,408	2,292	1,150	1,251
Tax recoverable	18,661	21,087	18,661	21,087
	29,087	31,560	25,952	29,521

Included in staff loans are loans to the Company's staff who are directors of its subsidiary companies, amounting to approximately $65,267 (2002 : $102,649). These loans have been granted in accordance with schemes approved by the shareholders of Company.

26. RELATED COMPANIES (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Deposits with immediate holding company	153,251	201,596	153,251	201,596
Amounts owing by/(to) immediate holding company	62,624	53,794	1,600	(302)
Amounts owing by/(to) related companies	22,708	38,339	(2,408)	(322)
Amounts owing by subsidiary companies	-	-	30,827	45,550
Deposits placed by subsidiary companies	-	-	(208,648)	(255,188)
	238,583	293,729	(25,378)	(8,666)
Disclosed as:				
Current assets	238,583	293,729	185,678	247,146
Current liabilities	-	-	(211,056)	(255,812)
	238,583	293,729	(25,378)	(8,666)

Deposits placed with the immediate holding company are available on demand and have interest rates ranging from 0.5% to 1.18% (2002: 0.59% to 2.31%) per annum.

The amounts owing by/(to) the immediate holding and related companies are trade-related, interest-free and have no fixed terms of repayment.

The amounts owing by subsidiary companies are interest-free and have no fixed terms of repayment. The deposits placed by subsidiary companies bear interest rates ranging from 0.52% to 1.15% (2002: 0.63% to 2.31%) per annum.

27. STOCKS (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Food supplies and dry stores at net realisable value	4,982	3,689	-	-
Other consumable stores at net realisable value	1,777	1,733	-	-
Technical spares at net realisable value	2,225	2,724	-	-
Foods supplies at cost	530	-	-	-
Other consumables at cost	594	599	454	465
Total general consumable stores at lower *of cost or net realisable value*	10,108	8,745	454	465
General consumable stores are stated after deducting a provision for obsolescence:				
Food supplies and dry stores	225	225	-	-
Technical spares	500	500	-	-
Other consumable stores	25	25	-	-
	750	750	-	-

28. OTHER CREDITORS (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Tender deposits	829	1,194	459	358
Accrued expenses	12,784	11,650	11,676	10,862
Purchase of fixed assets	17,007	57,489	9,057	22,357
Hire purchase creditors (Note 16)	-	184	-	-
	30,620	70,517	21,192	33,577

29. EMPLOYEE BENEFITS (IN $ THOUSANDS)

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Number of employees at end of year	9,516	9,137	214	206
Staff costs (including Executive Directors) :				
- Salaries, bonuses and other costs	367,337	292,042	14,941	11,822
- Staff Provident Fund	35,300	32,261	1,232	1,139
	402,637	324,303	16,173	12,961

The SATS Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, grants non-transferrable options to selected employees. Options are granted for terms of 10 years to purchase the shares of the Company at an exercise price equivalent to the average of the last dealt prices of the Company's ordinary shares on the SGX-ST for the five consecutive market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

The Committee administering the Plan comprises the following directors as at the date of this report:

Richard Charles Helfer - Chairman
Michael Tan Jiak Ngee - Member
Hong Hai - Member

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

Information with respect to the number of options granted under the Plan is as follows :

	GROUP 31 MARCH	
	2003	2002
Outstanding at beginning of the year	47,310,700	32,452,600
Granted	17,457,400	16,784,200
Options not accepted	(2,217,900)	(1,434,000)
Options lapsed	(751,000)	(492,100)
Outstanding at end of the year	61,799,200	47,310,700
Exercisable at end of the year	31,095,500	17,959,200
Details of share options granted during the financial year :		
Expiry date	30.6.2012	1.7.2011
Exercise price	$1.90	$1.54

No share options were exercised during the financial year.

29. EMPLOYEE BENEFITS (CONT'D)

Terms of share options outstanding as at 31 March 2003 :

EXERCISE PERIOD	EXERCISE PRICE	NUMBER OUTSTANDING	NUMBER EXERCISABLE
28.03.2001 to 27.03.2010	$2.50	275,150	275,150
28.03.2002 to 27.03.2010	$2.50	17,011,750	17,011,750
28.03.2003 to 27.03.2010	$2.50	275,150	275,150
28.03.2004 to 27.03.2010	$2.50	275,150	-
03.07.2001 to 02.07.2010	$2.10	356,350	356,350
03.07.2002 to 02.07.2010	$2.10	12,710,950	12,710,950
03.07.2003 to 02.07.2010	$2.10	356,350	-
03.07.2004 to 02.07.2010	$2.10	356,350	-
02.07.2002 to 01.07.2011	$1.54	466,150	466,150
02.07.2003 to 01.07.2011	$1.54	13,682,350	-
02.07.2004 to 01.07.2011	$1.54	466,150	-
02.07.2005 to 01.07.2011	$1.54	466,150	-
01.07.2003 to 30.06.2012	$1.90	499,500	-
01.07.2004 to 30.06.2012	$1.90	13,602,700	-
01.07.2005 to 30.06.2012	$1.90	499,500	-
01.07.2006 to 30.06.2012	$1.90	499,500	-
		61,799,200	31,095,500*

* The total number of options outstanding includes 1,532,150 share options not exercised by departed employees who have retired or ceased to be employed by the Company or any of the subsidiary companies by reason of (i) ill health, injury or disability or death; (ii) redundancy; or (iii) any other reason approved in writing by the Committee. The said options are exercisable up to the expiration of the applicable exercise period or the period of 5 years from the date of retirement or cessation of employment, whichever is earlier.

30. CASH AND CASH EQUIVALENTS (IN $ THOUSANDS)

(a) Cash and cash equivalents included in the Group's consolidated cash flow statement comprise the following balance sheet amounts:

	GROUP 31 MARCH	
	2003	2002
Bank fixed deposits	182,168	46,208
Cash and bank balances	14,811	6,252
Deposits with immediate holding company (Note 26)	153,251	201,596
	350,230	254,056

(b) Analysis of capital expenditure cash flow:

	GROUP 31 MARCH	
	2003	2002
Addition of fixed assets	21,230	80,745
Adjustment for fixed assets acquired under credit terms	(8,801)	(37,637)
Cash invested in fixed assets	12,429	43,108

31. RELATED PARTY TRANSACTIONS (IN $ THOUSANDS)

The following transactions are entered into by the Group with related parties at market rates:

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Services rendered by:				
Immediate holding company	15,872	15,845	1,756	1,569
Subsidiary companies	-	-	125	207
Related companies	2,002	2,031	119	119
	17,874	17,876	2,000	1,895
Sales to:				
Immediate holding company	418,192	417,780	610	1,555
Subsidiary companies	-	-	63,257	60,583
Related companies	157,226	105,991	2,425	2,065
Associated companies	905	975	905	975
	576,323	524,746	67,197	65,178

Other transactions with related parties are disclosed in Notes 3, 5, 6 and 26.

32. CAPITAL AND OTHER COMMITMENTS (IN $ THOUSANDS)

(a) The Group has the following commitments for capital expenditure which have not been provided for in the financial statements:-

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Authorised and contracted for	46,253	17,991	3,772	3,082
Authorised but not contracted for	40,835	35,447	3,822	1,051
	87,088	53,438	7,594	4,133

(b) The Group leases a leasehold building and two pieces of leasehold land under lease agreements. The lease of the leasehold building expires on 30 June 2024 and the leases of the leasehold land expire on 30 July 2021 and 30 October 2022. The leases of the leasehold properties contain provision for rental adjustments and the future minimum lease payments are as follows:-

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
2002/2003	-	2,190	-	1,998
2003/2004	2,392	2,392	2,200	2,200
2004/2005	2,392	2,392	2,200	2,200
2005/2006	2,392	2,392	2,200	2,200
2006/2007	2,392	2,392	2,200	2,200
Remaining years	38,901	39,140	35,389	35,628
	48,469	50,898	44,189	46,426

(c) During the year, the company and two of its wholly-owned subsidiary companies entered into a lease agreement whereby the subsidiary companies sold and leasedback certain fixed ground support equipment with net book value of $159.7 million. The gain arising from this sale and leaseback is deferred and amortised over the lease period of 18 years commencing on October 2002. (Note 17)

Under the terms of the agreement, the subsidiary companies have prepaid an amount which is equivalent to the present value of their future lease obligations. The Company has also guaranteed the repayment of these future lease obligations and is the primary obligor under the lease agreement.

33. CONTINGENT LIABILITIES (IN $ THOUSANDS)

Contingent liabilities not provided for in the financial statements are as follows:-

	GROUP 31 MARCH		COMPANY 31 MARCH	
	2003	2002	2003	2002
Bankers guarantee given with respect to securing work permits for foreign staff and their accommodation	125	165	125	165

34. FINANCIAL INSTRUMENTS

(a) FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group operates principally in Singapore and generates revenue mainly in Singapore dollars. The Group also has investments in associated companies that operate in 6 countries. The Group's operations carry certain financial and commodity risks, including the effects of changes in foreign exchange rates and interest rates. The Group's overall risk management approach is to minimise the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

(b) FOREIGN CURRENCY RISK

The Group is exposed to the effect of foreign exchange rate fluctuation because of its investments in foreign associated companies. The effects of foreign exchange rate fluctuations on the Singapore dollar value of the Group's foreign currency-denominated operating revenues and expenses are not significant because the Group's foreign currency sales and purchases do not constitute a significant portion of the Group's revenue and expenses.

(c) INTEREST RATE RISK

The Group's earnings are also affected by changes in interest rates due to the impact that such changes have on its interest income from cash, short-term deposits, short-term non-equity instruments, loans to third parties and associated companies, and its interest expense on the term loan and the loan from immediate holding company.

The Group's interest-bearing assets and interest-bearing liabilities are predominantly denominated in SGD and USD. Short-term non-equity instruments and bank fixed deposits earned interest rate range from 0.75% to 2.63% and 0.25% to 3.5% respectively. Information relating to other interest-bearing assets and liabilities are also disclosed in the notes on loan to third parties, associated companies, related companies and term loans.

(d) COUNTER-PARTY RISK

The Group's maximum exposure to credit risk in the event that counter-parties fail to perform their obligations as at 31 March 2003 in relation to each class of recognised financial assets, other than derivatives, is the carrying amount of those assets as indicated in the balance sheet.

The Group only transacts with credit-worthy counter-parties. Surplus funds are placed as interest-bearing deposits with reputable financial institutions and the immediate holding company, or invested in high quality short-term liquid investments. Counter-party risks are managed by limiting aggregate exposure on all outstanding financial instruments to any individual counter-party, taking into account its credit rating. Such counter-party exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material loss arising in the event of non-performance by counter-parties.

Concentrations of credit risk exist when changes in economic, industry or geographical factors similarly affect the group of counter-parties whose aggregate credit exposure is significant in relation to the Group's total credit exposure. As at 31 March 2003, the Group has trade receivables of $62.6 million (2002: $53.8 million) due from its immediate holding company, and has placed deposits of $153.3 million (2002: $201.6 million) with its immediate holding company.

34. FINANCIAL INSTRUMENTS (CONT'D)

(e) LIQUIDITY RISK

As at 31 March 2003, the Group had at its disposal, cash and short-term deposits amounting to $350.3 million (2002: $254.1 million) and short-term non-equity investment of $117.7 million (2002: nil). In addition, the Group has available short-term credit facilities of approximately $50 million (2002: $50 million) from an open-ended revolving credit facility granted by a commercial bank. The Group also has an alternative facility to issue notes up to $300 million (2002: $300 million), with maturity dates between one month to ten years, under the Medium Term Note Programme.

The Group's holdings of cash, short-term deposits and investment, together with non-committed funding facilities and net cash flow from operations, are expected to be sufficient to cover the cost of all capital expenditure due in the next financial year. The shortfall, if any, could be met by bank borrowings or public market funding.

(f) DERIVATIVE FINANCIAL INSTRUMENTS

The Group's policy on the use of derivatives is not to trade in them but to use these instruments as hedges against specific exposures. While the Group currently has not used any forward contracts to hedge its foreign exchange and interest rate exposures, it would consider using treasury derivative instruments, depending on their merits, as valid and appropriate risk management tools. This would however, require the Board of Directors' approval before adoption.

(g) FAIR VALUES

The aggregate net fair values of financial assets and financial liabilities of the Group, which are not carried at fair value in the balance sheet, are presented in the following table:-

	TOTAL CARRYING AMOUNT 31 MARCH		AGGREGATE NET FAIR VALUE 31 MARCH	
	2003	2002	2003	2002
Financial liabilities				
Notes payable (In $ Thousands)	200,000	200,000	203,360	201,252

The carrying value of the unquoted equity investment held as long-term investment is stated at cost of $7,886,000 (2002: $7,886,000). The fair value of this investment is expected to be above its carrying values.

The carrying amounts of trade and other debtors, cash, deposits, trade and other creditors approximate their fair values due to their short-term nature.

35. STATUTORY INFORMATION REQUIRED BY PARAGRAPH 7 OF THE NINTH SCHEDULE OF THE COMPANIES ACT, CAP. 50

Debts payable by and debts payable to the Company at the balance sheet date were as follows:

(IN $ THOUSANDS)	DEBTS PAYABLE BY THE COMPANY 31 MARCH		DEBTS PAYABLE TO THE COMPANY 31 MARCH	
	2003	2002	2003	2002
Not later than two years	244,430	242,231	35,211	47,571
Later than two years but not later than five years	45,965	48,016	50,406	54,184
	290,395	290,247	85,617	101,755

Debts payable by and debts payable to the Company include advances due to/from subsidiary companies.

36. SEGMENT REPORTING (IN $ THOUSANDS)

The Group's operating businesses are organised and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers different products and services. The ground handling services segment provides mainly airport terminal services, such as air freight handling services, passenger services, baggage handling services and apron services. The inflight catering services segment is engaged mainly in the provision of inflight meals to the Group's airline customers. The other services segment includes provision of aviation security services, airline laundry and linen services, manufacturing and distribution of chilled and frozen processed foods, air cargo delivery management services and rental of premises.

Segment accounting policies are the same as the policies described in Note 2. The Group generally accounts for inter-segment sales and transfers as if the sales and transfers were to third parties at current market prices.

The following tables present revenue and net income information for the Group's industry segments for the years ended 31 March 2002 and 31 March 2003 and certain asset and liability information regarding the Group's industry segments as at 31 March 2002 and 31 March 2003.

BY INDUSTRY

	INFLIGHT CATERING	GROUND HANDLING/ CARGO	OTHERS	ELIMINATIONS	TOTAL
Financial year ended 31 March 2003					
Revenue					
External revenue	416,115	463,680	78,350	-	958,145
Inter-segment revenue	1,139	-	72,954	(74,093)	-
Total revenue	417,254	463,680	151,304	(74,093)	958,145
Operating profit	102,376	91,679	34,219	-	228,274
Interest income	854	885	4,008	(1,891)	3,856
Interest on borrowings	-	-	(7,725)	1,891	(5,834)
Gross dividends from long-term investment	691	-	-	-	691
Share of results of associated companies	8,425	22,634	2	-	31,061
Amortisation of goodwill	(859)	(1)	(28)	-	(888)
Amortisation of deferred income	-	-	911	-	911
Profit before taxation	111,487	115,197	31,387	-	258,071
Taxation	(17,858)	(18,146)	(7,255)	-	(43,259)
Net profit	93,629	97,051	24,132	-	214,812
As at 31 March 2003					
Segment assets	488,919	639,201	404,946	-	1,533,066
Associated companies	64,382	72,741	1,890	-	139,013
Total assets	553,301	711,942	406,836	-	1,672,079
Total liabilities	46,056	53,918	282,727	-	382,701
Capital expenditure	3,921	15,223	2,086	-	21,230
Depreciation of fixed assets	24,116	32,310	4,014	-	60,440

36. SEGMENT REPORTING (IN $ THOUSANDS) (CONT'D)

BY INDUSTRY

	INFLIGHT CATERING	GROUND HANDLING/ CARGO	OTHERS	ELIMINATIONS	TOTAL
Financial year ended 31 March 2002					
Revenue					
External revenue	406,281	425,834	63,164	-	895,279
Inter-segment revenue	745	178	66,941	(67,864)	-
Total revenue	407,026	426,012	130,105	(67,864)	895,279
Operating profit	117,045	109,938	39,733	-	266,716
Interest income	1,725	1,473	4,235	(3,437)	3,996
Interest on borrowings	-	-	(9,375)	3,437	(5,938)
Gross dividends from long-term investment	615	-	-	-	615
Share of results of associated companies	4,835	17,648	3	-	22,486
Amortisation of goodwill	(429)	-	-	-	(429)
Profit before taxation	123,791	129,059	34,596	-	287,446
Taxation	(28,397)	(31,556)	(14,706)	-	(74,659)
Net Profit	95,394	97,503	19,890	-	212,787
As at 31 March 2002					
Segment assets	531,470	661,410	163,893	-	1,356,773
Associated companies	64,019	65,435	1,654	-	131,108
Total assets	595,489	726,845	165,547	-	1,487,881
Total liabilities	41,673	39,329	292,146	-	373,148
Capital expenditure	14,780	62,933	3,032	-	80,745
Depreciation of fixed assets	23,039	31,161	2,624	-	56,824

BY GEOGRAPHICAL LOCATION

	SINGAPORE	OVERSEAS	TOTAL
Financial year ended 31 March 2003			
Revenue	958,145	-	958,145
As at 31 March 2003			
Segment assets	1,455,041	78,025	1,533,066
Associated companies	176	138,837	139,013
Total assets	1,455,217	216,862	1,672,079
Capital expenditure	21,230	-	21,230
Financial year ended 31 March 2002			
Revenue	895,279	-	895,279
As at 31 March 2002			
Segment assets	1,304,782	51,991	1,356,773
Associated companies	175	130,933	131,108
Total assets	1,304,957	182,924	1,487,881
Capital expenditure	80,745	-	80,745

ADDITIONAL INFORMATION

REQUIRED BY THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

1. DIRECTORS' REMUNERATION

The number of directors of the Company whose emoluments fall within the following bands:-

	COMPANY 31 MARCH	
	2002-2003	2001-2002
$500,000 and above	-	-
$250,000 to $499,999	-	-
Below $250,000	9	7
	9	7

2. INTERESTED PERSONS TRANSACTIONS (IN $ THOUSANDS)

Interested persons transactions under the shareholders' mandate for the year are as follows:

NAME OF INTERESTED PERSON	AGGREGATE VALUE OF ALL INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE FINANCIAL YEAR UNDER REVIEW (EXCLUDING TRANSACTIONS OF VALUE LESS THAN $100,000, AND TRANSACTIONS CONDUCTED UNDER THE SHAREHOLDERS' MANDATE PURSUANT TO RULE 920)		AGGREGATE VALUE OF ALL INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE FINANCIAL YEAR UNDER REVIEW UNDER THE SHAREHOLDERS' MANDATE PURSUANT TO RULE 920 (EXCLUDING TRANSACTIONS OF VALUE LESS THAN $100,000)	
	2002-2003	2001-2002	2002-2003	2001-2002
Singapore Airlines Ltd	-	8,790	7,972	16,443
Keppel FMO Pte Ltd	-	-	3,347	-
Keppel Electric Pte Ltd	-	-	1,500	-
Changi International Airport Services Pte Ltd	-	-	1,441	516
Invo-Tech Engineering Pte Ltd	-	-	1,006	1,773
SilkAir Pte Ltd	-	-	1,020	234
SIA Engineering Company Ltd	-	-	574	2,968
Eagle Services Asia Pte Ltd	-	-	154	951
SIA Cargo Pte Ltd	-	-	151	-
Singapore Food Industries Ltd	-	-	151	-
SEMAC Pte Ltd	-	-	-	409
Total interested person transactions	-	8,790	17,316	23,294

Note: All the above interested persons transactions were done on normal commercial terms.

3. There are no material contracts between SATS and its subsidiaries involving the interests of Chief Executive Officer SATS, each SATS Director or controlling shareholder (as defined in the SGX-ST Listing Manual), either still subsisting at the end of the financial year 2002/2003, or if not then subsisting, entered into since the end of the previous financial year 2001/2002, other than: -

(a) the 2 corporate services agreements both dated 24 March 2000 between SATS and Singapore Airlines Limited ("SIA");
(b) the 2 corporate services agreements both dated 17 February 2000 between SATS and SIA Engineering Company Limited ("SIAEC");
(c) the apportionment of services agreement dated 24 March 2000 between SATS, SIA and SIAEC;
(d) the ground handling and catering agreements between SATS and SIA and SATS and SilkAir Pte Ltd (a subsidiary of SIA) respectively;
(e) the ground handling agreement between SATS and Singapore Airlines Cargo Pte Ltd (a subsidiary of SIA);
(f) the agreement for the laundering of airline linen dated 1 October 1999 between Aero Laundry and Linen Services Pte Ltd ("ALLS") (a subsidiary of SATS) and SIA; and
(g) as disclosed in page 88 (Loan To Third Party), page 92 (Related Party Transactions) and page 97 (Interested Persons Transactions).

STATEMENT BY DIRECTORS

We, CHEONG CHOONG KONG and MICHAEL TAN JIAK NGEE, being two of the directors of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, do hereby state that in the opinion of the directors:

a) the balance sheets, profit and loss accounts, statements of changes in equity and consolidated cash flow statement together with the notes thereto, set out on pages 69 to 96, are drawn up so as to give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2003, the results of the business and changes in equity of the Company and the Group, and the cash flows of the Group for the year then ended, and

b) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,

CHEONG CHOONG KONG
Chairman

MICHAEL TAN JIAK NGEE
Deputy Chairman

Dated this 19th day of May, 2003.
Singapore

AUDITORS' REPORT TO THE MEMBERS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have audited the financial statements of Singapore Airport Terminal Services Limited set out on pages 69 to 96. These financial statements comprise the balance sheets of the Company and the Group as at 31 March 2003, the profit and loss accounts and statements of changes in equity of the Company and the Group, and the cash flow statement of the Group for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the financial statements are properly drawn up in accordance with the provision of the Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:-

   i) the state of affairs of the Company and of the Group as at 31 March 2003, the results and changes in equity of the Company and of the Group, and the cash flows of the Group for the year then ended; and

   ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements.

b) the accounting and other records, and the registers required by the Act to be kept by the Company and those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act.

ERNST & YOUNG
Certified Public Accountants

Dated this 19th day of May, 2003.
Singapore

HALF-YEARLY RESULTS OF THE GROUP
(IN SINGAPORE DOLLARS)

		FIRST HALF	SECOND HALF	TOTAL
Total Revenue				
2002-2003	($ million)	465.6	492.5	958.1
	(%)	48.6	51.4	100.0
2001-2002	($ million)	464.5	430.8	895.3
	(%)	51.9	48.1	100.0
Expenditure				
2002-2003	($ million)	343.7	386.2	729.9
	(%)	47.1	52.9	100.0
2001-2002	($ million)	326.9	301.7	628.6
	(%)	52.0	48.0	100.0
Operating Profit				
2002-2003	($ million)	121.9	106.3	228.2
	(%)	53.4	46.6	100.0
2001-2002	($ million)	137.6	129.1	266.7
	(%)	51.6	48.4	100.0
Profit Before Tax				
2002-2003	($ million)	134.2	123.9	258.1
	(%)	52.0	48.0	100.0
2001-2002	($ million)	148.7	138.8	287.5
	(%)	51.7	48.3	100.0
Profit Attributable to Shareholders				
2002-2003	($ million)	118.2	96.5	214.7
	(%)	55.1	44.9	100.0
2001-2002	($ million)	112.8	100.1	212.9
	(%)	53.0	47.0	100.0
Earnings (after tax) per share				
2002-2003	(cents)	11.8	9.7	21.5
	(%)	54.9	45.1	100.0
2001-2002	(cents)	11.3	10.0	21.3
	(%)	53.1	46.9	100.0

FIVE-YEAR FINANCIAL SUMMARY OF THE GROUP
(IN SINGAPORE DOLLARS)

	2002-2003	2001-2002	2000-2001	1999-2000	1998-1999
Profit and loss accounts ($ million)					
Total revenue	958.1	895.3	887.2	790.2	746.1
Expenditure	729.9	628.6	692.6	608.8	586.6
Operating profit	228.2	266.7	194.6	181.4	159.5
Other income/(loss)	29.9	20.8	16.3	18.2	(20.8)
Profit before tax	258.1	287.5	210.9	199.6	138.7
Profit after tax	214.8	212.8	170.6	160.1	110.3
Profit attributable to shareholders	214.7	212.9	170.6	160.1	110.3
Balance sheet ($ million)					
Paid up capital	100.0	100.0	100.0	100.0	100.0
Distributable reserves	985.2	829.5	660.7	510.3	599.7
Non-distributable reserves	1.6	0.8	0.6	0.6	0.2
Shareholders' funds	1,086.8	930.3	761.3	610.9	699.9
Deferred taxation	103.8	113.3	102.4	81.2	69.9
Deferred income	31.9	-	-	-	-
Minority interests	2.8	0.5	-	-	-
Fixed assets	817.6	857.4	833.6	747.8	619.6
Loan to third parties	46.0	48.0	47.4	45.2	44.8
Associated companies	130.3	122.2	77.3	68.4	62.3
Long-term investments	7.9	7.9	10.6	7.9	7.9
Goodwill	9.2	8.2	-	-	-
Current assets	661.1	444.2	360.3	215.1	281.2
Total assets	1,672.1	1,487.9	1,329.2	1,084.4	1,015.8
Long-term liabilities	46.8	249.5	249.6	48.5	49.1
Current liabilities	400.0	194.3	215.9	343.8	196.9
Total liabilities	446.8	443.8	465.5	392.3	246.0
Net liquid assets/(liabilities)	268.1	253.5	172.2	(128.8)	119.5
Cash flow statement ($ million)					
Cash flow from operations	290.2	221.9	237.0	241.0	176.7
Internally generated cash flow [Note 1]	306.5	239.6	246.6	247.0	177.8
Capital expenditure	21.2	80.7	126.1	166.7	103.2

FIVE-YEAR FINANCIAL SUMMARY OF THE GROUP (CONT'D)
(IN SINGAPORE DOLLARS)

	2002-2003	2001-2002	2000-2001	1999-2000	1998-1999
Profitability Ratios (%)					
Return on shareholders' funds	21.3	25.2	25.0	24.4	16.2
Return on total assets	13.6	15.1	14.1	15.2	10.3
Return on turnover	22.4	23.8	19.2	20.3	14.8
Productivity and Employee Data					
Value added ($ million)	705.4	654.9	641.5	582.7	515.3
Value added per employee ($)	75,628	70,973	70,141	65,303	56,788
Revenue per employee ($)	102,728	97,028	96,989	88,554	82,220
Staff cost per employee ($)	40,758	32,971	42,193	38,590	36,824
Average employee strength	9,327	9,227	9,147	8,923	9,075
Per Share Data (cents)					
Earnings before tax	25.8	28.8	21.1	20.0	13.9
Earnings after tax					
- Basic	21.5	21.3	17.1	16.0	11.0
- Diluted	21.4	21.3	17.1	16.0	11.0
Cash earnings [Note 2]	27.6	27.0	21.1	19.9	15.3
Net tangible assets	107.8	92.2	76.1	61.1	70.0
Net asset value	108.7	93.0	76.1	61.1	70.0
Dividends					
Gross Dividends (cents per share) [Note 3]	7.0	6.0	6.0	19.8#	110.0
Dividend cover (times)	3.9	4.6	3.9	1.1	1.4

Notes:

1. Internally generated cash flow comprises cash generated from operations, dividends from associated companies, and proceeds from sale of fixed assets.
2. Cash earnings is defined as profit after tax and minority interests plus depreciation and amortisation.
3. # include special dividend of 14.3 cents per share and tax exempt dividend of 0.6 cent per share. The number of ordinary shares issued for financial year 1998-1999 was 100,000,000 which was increased to 1,000,000,000 shares from financial year 1999-2000.

FIVE-YEAR OPERATIONAL SUMMARY OF THE GROUP

	2002-2003	2001-2002	2000-2001	1999-2000	1998-1999
Flights Handled ('000)	75.11	75.95	75.56	72.22	71.91
Cargo & Mail Processed ('000 tonnes)	1,436.51	1,320.05	1,434.01	1,351.79	1,160.38
Passengers Served ('M)	24.48	23.68	24.00	21.70	19.88
Meals Produced ('M)	22.19	21.77	22.86	20.88	19.35


'MILLION PASSENGERS
30
25
20
15
10
98/99
99/00
00/01
01/02
02/03
PASSENGERS SERVED ('M)
'THOUSAND FLIGHTS
90
80
70
60
50
FLIGHTS HANDLED ('000)
'MILLION MEALS
MEALS PRODUCED ('M)
'THOUSAND TONNES
1,600
1,450
1,300
1,150
1,000
CARGO & MAIL PROCESSED ('000 TONNES)

INFORMATION ON SHAREHOLDINGS
AS AT 16 MAY 2003

SHARE CAPITAL

Authorised share capital: 2,000,000,000 ordinary shares of S$0.10 each
Issued and fully paid: 1,000,000,000 ordinary shares of S$0.10 each
Voting Rights: One Vote Per Share

ANALYSIS OF SHAREHOLDINGS

RANGE OF SHAREHOLDINGS	NUMBER OF SHAREHOLDERS	%	AMOUNT OF SHAREHOLDINGS	%
1 --- 999	109	0.42	51,622	-
1,000 --- 10,000	25,390	97.86	40,117,600	4.01
10,001 --- 1,000,000	438	1.69	17,361,404	1.74
1,000,001 and above	8	0.03	942,469,374	94.25
Total	25,945	100.00	1,000,000,000	100.00

MAJOR SHAREHOLDERS

NO.	NAME	NUMBER OF SHARES HELD	%
1	SINGAPORE AIRLINES LIMITED	870,000,000	87.00
2	RAFFLES NOMINEES PTE LTD	19,805,100	1.98
3	DBS NOMINEES PTE LTD	18,642,786	1.86
4	CITIBANK NOMINEES SINGAPORE PTE LTD	13,556,753	1.36
5	UNITED OVERSEAS BANK NOMINEES PTE LTD	9,487,400	0.95
6	OVERSEA-CHINESE BANK NOMINEES PTE LTD	6,383,800	0.64
7	DB NOMINEES (S) PTE LTD	2,553,035	0.26
8	HSBC (SINGAPORE) NOMINEES PTE LTD	2,040,500	0.20
9	REALTY & INVESTMENT HOLDINGS PTE LTD	600,000	0.06
10	BNP PARIBAS NOMINEES SINGAPORE PTE LTD	466,000	0.05
11	OCBC SECURITIES PRIVATE LTD	395,500	0.04
12	UOB KAY HIAN PTE LTD	343,000	0.03
13	ABN AMRO NOMINEES SINGAPORE PTE LTD	298,000	0.03
14	W.GAN SDN. BHD.	286,000	0.03
15	PHILLIP SECURITIES PTE LTD	285,500	0.03
16	JOHN HANCOCK LIFE ASSURANCE CO LTD - LIFE FUND II A/C	267,000	0.03
17	ONG MONG SIANG	250,000	0.03
18	DBS VICKERS SECURITIES (S) PTE LTD	244,000	0.02
19	LAM SAN PROPERTIES PTE LTD	240,000	0.02
20	SINGAPORE REINSURANCE CORPORATION LTD - SIF GENERAL	239,000	0.02
Total		946,383,374	94.64

SUBSTANTIAL SHAREHOLDERS

(as shown in the Company's Register of Substantial Shareholders)

NAME OF SUBSTANTIAL SHAREHOLDER	NO. OF SHARES IN WHICH IT HAS A DIRECT INTEREST (REPRESENTING PERCENTAGE OF SHAREHOLDING)	NO. OF SHARES IN WHICH IT HAS A DEEMED INTEREST (REPRESENTING PERCENTAGE OF SHAREHOLDING)	TOTAL NUMBER OF SHARES IN WHICH IT IS INTERESTED (REPRESENTING PERCENTAGE OF SHAREHOLDING)
Singapore Airlines Limited	870,000,000 (87%)	-	870,000,000 (87%)
Temasek Holdings (Private) Limited	-	* 870,010,000 (87%)	870,010,000 (87%)

* derived mainly through direct interest of Singapore Airlines Limited

SHAREHOLDING HELD BY THE PUBLIC

As at 16 May 2003, the percentage of shareholding held in the hands of the public was approximately 13%. The Company confirms that Rule 723 of the SGX-ST Listing Manual is complied with.

SATS SHARE PRICE AND TURNOVER


ST INDEX
PRICE (S$)
VOLUME (MILLION STOCK UNITS)
5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
0
2,500
2,000
1,500
1,000
500
0
2.50
2.00
1.50
1.00
0.50
0.00
HIGH
LOW
MONTH
APR 2002
MAY 2002
JUN 2002
JUL 2002
AUG 2002
SEP 2002
OCT 2002
NOV 2002
DEC 2002
JAN 2003
FEB 2003
MAR 2003
VOLUME
CLOSING PRICE
ST INDEX

SHARE PRICE ($)	2002-2003	2001-2002
HIGHEST CLOSING PRICE	1.98 (11 Jun 2002)	2.01 (22 Mar 2001)
LOWEST CLOSING PRICE	1.51 (5 Dec 2002)	1.01 (20 Sept 2001)
31 MARCH CLOSING PRICE	1.60	1.96

MARKET VALUE RATIOS*		
PRICE/EARNINGS	7.44	9.21
PRICE/BOOK VALUE	1.47	2.11
PRICE/CASH EARNINGS#	5.80	7.26

Notes

* Based on closing price on 31 March

\# Cash earnings is defined as profit after tax and minority interests plus depreciation and amortisation

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 30th Annual General Meeting of the Company will be held at the Mandarin Ballroom, Level 6, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Saturday 19 July 2003 at 10.00 am to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2003 and the Auditors' Report thereon.

2. To declare a final dividend of 40% or 4 cents per share less income tax of 22% for the year ended 31 March 2003.

3. To re-elect Mr Ng Kee Choe, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Chew Choon Seng, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To re-elect Mr Barry Desker, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

6. To re-elect Mr Cheng Wai Wing Edmund in accordance with Article 90 of the Company's Articles of Association.

7. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

SPECIAL BUSINESS

ORDINARY RESOLUTIONS

8. To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

   8.1 "To approve payment of Directors' Fees of $377,370.96 (2002:- $266,256.79) for the year ended 31 March 2003."

   8.2 "That subject to the Companies Act (Cap. 50), the Articles of Association of the Company and the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Directors of the Company be and are hereby authorised pursuant to Section 161 of the Companies Act (Cap. 50), to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit, **PROVIDED ALWAYS THAT**:- (a) the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the total issued share capital of the Company for the time being, of which the aggregate number of shares that may be issued other than on a pro rata basis to existing shareholders shall not exceed 20 per cent of the total issued share capital of the Company for the time being, and the aggregate number of shares that may be issued under this proviso shall be calculated in accordance with the listing rules of the SGX-ST, and (b) unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting of the Company is required by law or the Articles of Association of the Company to be held, whichever is the earlier."

   8.3 "That the Board of Directors of the Company be and is hereby authorised to offer and grant Options in accordance with the provisions of the SATS Employee Share Option Plan (the "Plan") and to allot and issue from time to time such number of ordinary shares of $0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan, **PROVIDED ALWAYS THAT** the aggregate number of ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent of the total issued share capital of the Company from time to time."

NOTICE OF ANNUAL GENERAL MEETING (CONT'D)

8.4 "That, for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("Chapter 9"):-

(a) approval be and is hereby given, for the Company, its subsidiaries and relevant associated companies comprising entities at risk under the provisions of Chapter 9, or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions as set out in the Company's Mandate for Interested Person Transactions approved at the Extraordinary General Meeting of the Company held on 7 July 2001 and renewed at the Annual General Meeting of the Company held on 9 July 2002 ("IPT Mandate"), with any party who is of the class of Interested Persons described in the IPT Mandate;

(b) such approval shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(c) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including without limitation executing all such documents as may be required), as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorized by the IPT Mandate and/or this Resolution."

9. To transact any other business which may arise and can be transacted at an annual general meeting.

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 30th Annual General Meeting of the Company for the declaration of the final dividend which will be paid on 8 August 2003, the Transfer Books and Register of Members of the Company will be closed on 28 and 29 July 2003 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, KPMG, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on 25 July 2003 will be registered to determine shareholders' entitlement to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 25 July 2003 will be entitled to the proposed final dividend.

By order of the Board

Yip Wai Ping Annabelle
Company Secretary

Dated this 12th day of June 2003
Singapore

EXPLANATORY NOTES ON ORDINARY BUSINESS RESOLUTION NOS. 3 TO 6 AND SPECIAL BUSINESS TO BE TRANSACTED

i. In relation to Ordinary Resolutions Nos. 3 to 5, Mr Ng Kee Choe will upon re-election continue to serve as Chairman of the Audit Committee and member of the Nominating Committee and Capital Structure Committee. Mr Chew Choon Seng will upon re-election continue to serve as Deputy Chairman of the Company and as Chairman of the Capital Structure Committee and member of the Audit Committee, Nominating Committee and SATS Board Committee. Mr Barry Desker will upon re-election continue to serve as Chairman of the Nominating Committee. The Nominating Committee and the Board consider Mr Ng and Mr Desker as independent Directors and Mr Chew as a non-independent Director. Please refer to the sections on Board of Directors and Corporate Governance in the SATS Annual Report for FY2002-03 for more information relating to Mr Ng, Mr Chew and Mr Desker.

ii. In relation to Ordinary Resolution No. 6, Mr Cheng Wai Wing Edmund will upon re-election continue to serve as Chairman of the Company and as Chairman of the SATS Board Committee. Please refer to the sections on Board of Directors and Corporate Governance in the SATS Annual Report for FY2002-03 for more information relating to Mr Cheng. The Nominating Committee and the Board consider Mr Cheng to be a non-independent Director.

iii. Ordinary Resolution No. 8.1 is to approve the payment of Directors' Fees of $377,370.96 (FY2001/02:-$266,256.79) (FY2000/01:-$327,120.54) for the year ended 31 March 2003, for services rendered by Directors on the Board as well as various Board Committees. The formula for computation of the said Directors' Fees is set out in the Corporate Governance section of the SATS Annual Report for FY2002-03. The increase in the amount of Directors' Fees from the amount for FY2001/02 is due to the increase in the number of Directors on the Board (from 7 to 9) and in the number of Board Committees (from 4 to 5, excluding the ad hoc Capital Structure Committee whose members will not receive fees in respect of their membership), as well as a 15% reduction in Directors' Fees that was incorporated in the amount for FY2001/02. The Directors have decided to waive 50% of the said Directors' Fees of $377,370.96, in the light of the difficult economic conditions facing the Company following the war in Iraq and impact of Severe Acute Respiratory Syndrome (SARS), and the cost cutting measures taken as well as under consideration by the Company, relating to staff and other costs.

iv. Ordinary Resolution No. 8.2 is to empower the Directors from the date of the above Meeting until the date of the next Annual General Meeting, to issue shares in the Company. The number of shares which the Directors may issue under this Resolution will not exceed 50 per cent of the issued share capital of the Company for the time being. For issues of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed 20 per cent of the total issued share capital of the Company for the time being, calculated in accordance with the listing rules of the Singapore Exchange Securities Trading Limited.

v. Ordinary Resolution No. 8.3 is to authorise the Directors to offer and grant Options in accordance with the provisions of the Company's Employee Share Option Plan (the "Plan") and to allot and issue shares under the Plan. The modified and restated Plan was approved at the Extraordinary General Meeting of the Company held on 7 July 2001.

vi. Ordinary Resolution No. 8.4 is to renew the modified and restated Shareholders' Mandate for Interested Person Transactions ("IPT Mandate") approved at the Extraordinary General Meeting of the Company held on 7 July 2001 and renewed by ordinary resolution passed at the Annual General Meeting of the Company held on 9 July 2002, authorizing the Company, its subsidiaries and relevant associated companies or any of them to enter into certain types of transactions with certain interested persons, as specified in the IPT Mandate.

NOTES

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P O Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Meeting.

REGISTERED OFFICE ↗ 20 Airport Boulevard SATS Inflight Catering Centre 1 Singapore 819659

CORPORATE WEBSITE ↗ www.sats.com.sg

INVESTOR RELATIONS CONTACTS ↗ TEL (65) 6541 8153
FAX (65) 6541 8154

SINGAPORE LOCATION

Latitude 1° 22′N
Longitude 103° 59′E



MISSION STATEMENT

SATS aims to be the best handling agent in the world, providing airport ground handling, inflight catering and aviation security services of the highest quality, while giving value to customers and shareholders, and career fulfilment to staff.

CONTENTS



CORPORATE INFORMATION

BOARD OF DIRECTORS

Cheong Choong Kong
(until 21 May 2003)

Cheng Wai Wing Edmund
(appointed 22 May 2003)
Chairman

Tan Jiak Ngee Michael
*(until 21 May 2003)**

Chew Choon Seng
(from 22 May 2003)
Deputy Chairman

Barry Desker
Director

Richard Charles Helfer
Director

Hong Hai
Director

Ng Kee Choe
Director

Ow Chin Hock
Director

Phoon Siew Heng Jimmy
Director

* Mr Tan continues as Director from 22 May 2003

AUDIT COMMITTEE

Ng Kee Choe
Chairman

Chew Choon Seng
Member

Hong Hai
Member

SATS BOARD COMMITTEE

Cheong Choong Kong
(until 21 May 2003)

Cheng Wai Wing Edmund
(from 22 May 2003)
Chairman

Tan Jiak Ngee Michael
Member

Chew Choon Seng
Member

REMUNERATION COMMITTEE

Richard Charles Helfer
Chairman

Tan Jiak Ngee Michael
Member

Hong Hai
Member

NOMINATING COMMITTEE

Barry Desker
Chairman

Cheong Choong Kong
(until 21 May 2003)

Chew Choon Seng
(from 22 May 2003)
Member

Ng Kee Choe
Member

RISK MANAGEMENT COMMITTEE

Hong Hai
Chairman

Tan Jiak Ngee Michael
Member

Ow Chin Hock
Member

CAPITAL STRUCTURE COMMITTEE

Chew Choon Seng
Chairman

Ng Kee Choe
Member

Phoon Siew Heng Jimmy
Member

COMPANY SECRETARY

Yip Wai Ping Annabelle

SHARE REGISTRAR

KPMG
Registrar and Transfer Office
138 Robinson Road, #17-00
The Corporate Office
Singapore 068906

AUDITORS

Ernst & Young
Certified Public Accountants
10 Collyer Quay, #21-01
Ocean Building
Singapore 049315

Nagaraj Sivaram
Audit Partner-in-charge
(appointed in FY2000/2001)

CORPORATE MANAGEMENT

Prush Nadaisan
Chief Executive Officer
Singapore Airport Terminal Services Limited

Karmjit Singh
Chief Executive
SATS Airport Services Pte Ltd

Chew Khiam Soon Joseph
Chief Executive
SATS Catering Pte Ltd

Lim Kei Hin
Chief Financial Officer

Leong Kok Hong
Senior Vice-President (Cargo)

Tan Chuan Lye
Senior Vice-President (Catering)

Denis Marie
General Manager
SATS Security Services Pte Ltd

Wong See Heng
General Manager
Aero Laundry & Linen Services Pte Ltd

Ong Thiam Guan
General Manager
Aerolog Express Pte Ltd

Tan Chiew Kuang Frankie
Chief Executive Officer
Country Foods Pte Ltd

FINANCIAL HIGHLIGHTS

	2002-2003	2001-2002		% CHANGE
GROUP ($ MILLION)				
Total revenue	958.1	895.3	+	7.0
Total expenditure	729.9	628.6	+	16.1
Operating profit	228.2	266.7	-	14.4
Profit before tax	258.1	287.5	-	10.2
Profit after tax	214.8	212.8	+	0.9
Profit attributable to shareholders	214.7	212.9	+	0.8
Share capital	100.0	100.0		-
Distributable reserves	985.2	829.5	+	18.8
Non-distributable reserves	1.6	0.8	+	100.0
Shareholders' funds	1,086.8	930.3	+	16.8
Return on shareholders' funds (%)	21.3	25.2	-	3.9 points
Total assets	1,672.1	1,487.9	+	12.4
Net liquid assets	268.1	253.5	+	5.8
Value added	705.4	654.9	+	7.7
PER SHARE DATA				
Earnings before tax (cents)	25.8	28.8	-	10.4
Earnings after tax (cents)				
basic	21.5	21.3	+	0.9
diluted	21.4	21.3	+	0.5
Net tangible assets (cents)	107.8	92.2	+	16.9
Net asset value (cents)	108.7	93.0	+	16.9
DIVIDENDS				
Interim dividends (cents per share)	3.0	2.0	+	50.0
Proposed final dividend (cents per share)	4.0	4.0		-
Dividend cover (times)	3.9	4.6	-	0.7 times
EMPLOYEE PRODUCTIVITY				
Average number of employees	9,327	9,227	+	1.1
Revenue per employee ($)	102,728	97,028	+	5.9
Value added per employee ($)	75,628	70,973	+	6.6
OPERATING DATA				
Airfreight throughput (in million tones)	1.44	1.32	+	8.8
Passengers served (in millions)	24.48	23.68	+	3.4
Inflight meals prepared (in millions)	22.19	21.77	+	1.9
Flights handled (in thousands)	75.11	75.95	-	1.1

Notes:

1. SATS financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2. Return on shareholders' funds is the profit after taxation and minority interests expressed as a percentage of the average shareholders funds.
3. Net liquid assets is derived by offsetting current loan liabilities against liquid assets.
4. Basic earnings per share is computed by dividing the profit attributable to shareholders by the weighted average number of fully paid shares in issue.
5. Diluted earnings per share is computed by dividing the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
6. Dividend cover is profit attributable to shareholders divided by net dividends.

FINANCIAL CALENDAR

31 MARCH 2003
Financial Year-End

21 MAY 2003
Announced 2002-2003 results

22 MAY 2003
Media / analysts briefing on 2002-2003 results

12 JUNE 2003
Despatch of Summary Financial Report to Shareholders

26 JUNE 2003
Despatch of Annual Report to Shareholders

19 JULY 2003
Annual General Meeting

30 JULY 2003
Announcement of 2003-2004 first quarter results

08 AUGUST 2003
Payment of 2002-2003 Final Dividend

29 OCTOBER 2003
Announcement of 2003-2004 second quarter results

CHAIRMAN'S STATEMENT

Dear Shareholders,

SATS' revenue increased steadily from the start of financial year 2002-03 as passenger numbers and cargo loads rose, a result of the faster-than-expected recovery from the terrible events of 11 September 2001. The second half of the financial year began less auspiciously with the bombing incident in Bali, followed by the threat of war in Iraq and the war itself. The adverse effects of SARS (Severe Acute Respiratory Syndrome), which so decimated the travel industry, were first felt in March, the last month of the financial year.

The SATS Group posted a profit after tax of $214.8 million in 2002-03, a slight increase of 0.9% from the year before. Operating profit was lower by $38.5 million or 14.4%, but this is only because of the provision of profit-sharing bonus amounting to $58.2 million, the equivalent of 3.23 months of basic wage. Associate companies continued to do well, increasing its contribution to Group profit by 38.2% to $31.1 million, which represents 12.0% of the Group's pre-tax profit.

Despite the difficult operating environment, it is a creditable performance.

The Group continued to pursue its policy of growth through acquisitions and joint ventures. In the first half of the year, we increased our stake in our Taiwan associate company Evergreen Air Cargo Services Corporation from 20% to 25%. The cargo handling venture has been fully operational since July 2002 and has been experiencing good growth.

In November 2002 we acquired 57.1% of Country Foods Pte Ltd., a Singapore food processing company, for $4 million. This was boosted by another equity injection of $2 million in March 2003, which took our total shareholding to 66.7%. The capital invested will be used to expand production capacity and develop markets in North and Southeast Asia. This is SATS Catering first major investment in non-airline food catering and represents a step in diversification from its traditional business. Country Foods has a small facility for production of frozen meals that can be expanded to accommodate a wider variety of meal requirements by airlines in future.

At Changi Airport, new service and product offerings were introduced that help the Airport maintain its position of eminence. Economy class passengers will now have access to spa facilities at our new Rainforest Lounge in Terminal 1, while a new Premier Check-in Lounge is available for use by First and Business Class passengers. SATS Security Services further expanded security measures both at Changi Airport and SATS premises.

Due recognition was given to our employees, who received a record 559 Excellent Service Awards during the year from SPRING Singapore, the National Standards, Productivity and Innovation Board.

As the financial year drew to a close, the Iraq war and SARS caused many airlines to suspend flights. While SARS had minimal impact on our performance in 2002-03, its adverse effect has persisted. Our performance in April 2003, the first month of the current financial year, was severely affected by the dramatic drop in passengers handled and meals catered. The performance in May 2003 is unlikely to be much better. Fortunately, viruses do not affect air cargo directly, although the cutback in passenger flights has marginally reduced cargo capacity of airlines and consequently, SATS' handling activities at Changi Airport.

Harsh conditions demand bold if unpopular measures, and the Company has little alternative but to embark on a painful exercise to cut wages and retrench staff. Other less drastic measures to reduce costs have already been implemented, such as a freeze on hiring and deferral of all non-urgent expenditure, as well as the release of casual contract workers.

SATS has grown over the years from an organization that services predominantly the parent airline to a large company listed on the Singapore Exchange which is itself a group of 11 associate companies based in 6 countries. This is not possible without the hard work and dedication of its employees. I am proud to be part of the Board of Directors since 1984 and its Chairman since 1991.

This is my last Chairman's Report. I wish to take this opportunity to thank all the employees of SATS for their contributions, and all my fellow Directors for their efforts and support.

I welcome the in-coming Chairman Mr Edmund Cheng. Mr Cheng is no stranger, as he has been avidly following the fortunes of SATS from his position of Board Director of Singapore Airlines since 1996. He is no stranger to me either, and I know he will make an excellent Chairman.

CHEONG CHOONG KONG

CHAIRMAN SATS

21 MAY 2003

IMPORTANT NOTE

The summary financial statement as set out on pages 6 to 19 does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company or of the Group. For further information, the full annual financial statements, the auditors' report on those financial statements, and the directors' report should be consulted. Shareholders may request a copy of the full annual report at no cost from the Company Secretary. Please use the request form at the end of this summary financial report.

The directors have pleasure in presenting their report together with the audited financial statements of the Company and of the Group for the year ended 31 March 2003.

1. ACCOUNTS (IN $ THOUSANDS)

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Profit attributable to shareholders	214,758	212,857	254,516	123,540
Transfer to statutory reserve	(779)	(196)	-	-
	213,979	212,661	254,516	123,540
Dividends paid, less tax	(54,600)	(45,300)	(54,600)	(45,300)
Profit retained	159,379	167,361	199,916	78,240

In the opinion of the directors, the results of the operations of the Company and of the Group during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature.

2. TRANSFER TO/FROM RESERVES AND PROVISIONS

There were no material transfers to or from reserves and provisions of the Company and of the Group during the financial year except as disclosed in the financial statements.

3. DIVIDENDS

A final dividend of 4 cents per share, less tax of 22.0%, amounting to $31,200,000 was paid in respect of the previous financial year as proposed in the Directors' report of that year.

An interim dividend of 3 cents per share, less tax of 22.0%, amounting to $23,400,000 was paid on 28 November 2002, in respect of the financial year under review.

The directors propose that a final dividend of 4 cents per share, less tax of 22.0%, amounting to $31,200,000 be paid.

4. PRINCIPAL ACTIVITIES

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including
  - airfreight handling services
  - passenger services
  - baggage handling services
  - apron services
- Inflight catering services including
  - aircraft interior cleaning
  - cabin handling services
- Aviation security services
- Airline laundry services
- Airport cargo delivery management services

During the financial year, the Group acquired 67% interest in Country Foods Pte Ltd and included manufacturing and distribution of chilled and frozen processed foods in its principal activities. There have been no other significant changes in the nature of these activities during the financial year.

5. DIRECTORS

a) The names of the directors in office at the date of this report are:

Cheong Choong Kong	-	Chairman
Michael Tan Jiak Ngee	-	Deputy Chairman
Chew Choon Seng		
Barry Desker		
Richard Charles Helfer		
Hong Hai		
Ng Kee Choe		
Ow Chin Hock	-	appointed on 21 May 2002
Jimmy Phoon Siew Heng	-	appointed on 21 May 2002

5. DIRECTORS (CONT'D)

b) The following directors who held office at the end of the financial year had, according to the register required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in shares of the Company, the Company's immediate holding company and subsidiaries of the Company's immediate and ultimate holding company, as stated below:

	DIRECT INTEREST			DEEMED INTEREST		
NAME OF DIRECTOR	AT 1.4.2002 / DATE OF APPOINTMENT	AT 31.3.2003	AT 21.4.2003	AT 1.4.2002 / DATE OF APPOINTMENT	AT 31.3.2003	AT 21.4.2003
Interest in Singapore Airlines Limited's ordinary shares of $0.50 each						
Cheong Choong Kong	480,800	480,800	480,800	24,000	24,000	24,000
Michael Tan Jiak Ngee	79,600	79,600	79,600	-	-	-
Chew Choon Seng	214,000	214,000	214,000	-	-	-
Barry Desker	2,000	2,000	2,000	4,000	4,000	4,000
Hong Hai	18,000	20,000	20,000	-	-	-
Interest in Singapore Airport Terminal Services Limited's ordinary shares of $0.10 each						
Cheong Choong Kong	56,000	56,000	56,000	3,000	3,000	3,000
Michael Tan Jiak Ngee	16,000	16,000	16,000	-	-	-
Chew Choon Seng	10,000	10,000	10,000	-	-	-
Barry Desker	11,000	11,000	11,000	-	-	-
Richard Charles Helfer	11,000	11,000	11,000	-	-	-
Ng Kee Choe	11,000	11,000	11,000	-	-	-
Interest in SIA Engineering Company Limited's ordinary shares of $0.10 each						
Cheong Choong Kong	58,000	58,000	58,000	3,000	3,000	3,000
Michael Tan Jiak Ngee	41,000	41,000	41,000	-	-	-
Chew Choon Seng	20,000	20,000	20,000	-	-	-
Barry Desker	-	-	-	5,000	5,000	5,000
Interest in Singapore Telecommunications Limited's ordinary shares of $0.15 each						
Cheong Choong Kong	121,690	1,740	1,740	1,690	1,740	1,740
Michael Tan Jiak Ngee	6,690	6,740	6,740	-	-	-
Chew Choon Seng	11,820	11,880	11,880	-	-	-
Barry Desker	1,490	1,540	1,540	7,690	7,740	7,740
Hong Hai	1,490	1,540	1,540	1,490	1,540	1,540
Ng Kee Choe	1,690	1,740	1,740	1,690	1,740	1,740
Ow Chin Hock	8,490	8,540	8,540	-	-	-
Jimmy Phoon Siew Heng	1,750	1,820	1,820	2,690	2,740	2,740
Interest in Singapore Technologies Engineering Limited's ordinary shares of $0.10 each						
Barry Desker	-	-	-	5,000	5,000	5,000
Interest in SNP Corporation Ltd's ordinary shares of $0.50 each						
Barry Desker	-	-	-	3,000	3,000	3,000

5. DIRECTORS (CONT'D)

NAME OF DIRECTOR	DIRECT INTEREST AT 1.4.2002 / DATE OF APPOINTMENT	DIRECT INTEREST AT 31.3.2003	DIRECT INTEREST AT 21.4.2003	DEEMED INTEREST AT 1.4.2002 / DATE OF APPOINTMENT	DEEMED INTEREST AT 31.3.2003	DEEMED INTEREST AT 21.4.2003
Interest in Raffles Holding Limited's ordinary shares of $0.50 each						
Michael Tan Jiak Ngee	16,000	16,000	16,000	-	-	-
Chew Choon Seng	12,000	12,000	12,000	-	-	-
Barry Desker	-	-	-	20,000	60,000	60,000
Hong Hai	20,000	20,000	20,000	-	-	-
Ng Kee Choe	10,000	10,000	10,000	-	-	-
Richard Charles Helfer	250,000	250,000	250,000	-	-	-
Interest in SMRT Corporation Limited's ordinary shares of $0.10 each						
Chew Choon Seng	50,000	50,000	50,000	-	-	-
Interest in CapitaLand Limited's ordinary shares of $1 each						
Richard Charles Helfer	70,000	70,000	70,000	-	-	-
Interest in ST Assembly Test Services Limited's ordinary shares of $0.25 each						
Hong Hai	10,000	10,000	10,000	-	-	-
Barry Desker	-	-	-	20,000	20,000	20,000
Interest in Chartered Semiconductor Manufacturing Limited's ordinary shares of $0.26 each						
Hong Hai	4,000	4,000	4,000	-	-	-
Barry Desker	-	-	-	5,000	5,000	5,000
Interest in SembCorp Logistics Limited's ordinary shares of $0.25 each						
Barry Desker	-	-	-	10,000	10,000	10,000
Interest in Singapore Airlines Limited's Fixed Rate Notes 2011 of $250,000 each						
Cheong Choong Kong	1	1	1	-	-	-
Interest in CapitaLand Limited's Fixed Rate Notes 2003 of $250,000 each						
Cheong Choong Kong	1	-	-	-	-	-
Interest in CapitaMall Trust's Units of $100,000 each						
Richard Charles Helfer	-	1	1	-	-	-

5. DIRECTORS (CONT'D)

NAME OF DIRECTOR	DIRECT INTEREST AT 1.4.2002	AT 31.3.2003	AT 21.4.2003
Options to subscribe for Singapore Airlines Limited's ordinary shares of $0.50 each			
Cheong Choong Kong	708,000	936,000	936,000
Michael Tan Jiak Ngee	302,000	454,000	454,000
Chew Choon Seng	302,000	454,000	454,000
Options to subscribe for CapitaLand Limited's ordinary shares of $1 each			
Richard Charles Helfer	750,149	1,045,064	-
Options to subscribe for Raffles Holdings Limited's ordinary shares of $0.50 each			
Richard Charles Helfer	1,000,000	2,000,000	-
Options to subscribe for The Ascott Group Limited's ordinary shares of $0.20 each			
Richard Charles Helfer	60,000	120,000	-

c) No director who held office at the end of the financial year had an interest in shares or debentures of the Company's ultimate holding company or any of the subsidiary companies of the Company's ultimate holding company except as disclosed above.

d) Neither at the end of the financial year, nor at any time during that year, did there subsist any arrangements whereby directors might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate other than under the Employee Share Option Plan of its immediate holding company, and the subsidiary companies of the Company's ultimate holding company.

e) Since the end of the previous financial year, no director has received or has become entitled to receive benefits under contracts required to be disclosed by Section 201(8) of the Companies Act, Cap. 50 except those disclosed in Note 4 to the financial statements.

6. AUDIT COMMITTEE

The Audit Committee comprises three members, two of whom are independent non-executive directors. The members of the Audit Committee at the date of this report are:

Ng Kee Choe (Chairman)
Chew Choon Seng
Hong Hai

The Audit Committee carried out its function in accordance with Section 201B(5) of the Companies Act, Cap. 50 and performed the following functions:-

a) reviewed the audit plans of the internal and external auditors of the Group and the Company, the results of their examination of the Group and the Company's system of internal accounting controls and the co-operation given by the Group and the Company's officers to the internal and external auditors;

b) reviewed the financial statements of the Group and the Company for the year and the auditors' report thereon before their submission to the Board of Directors; and

c) reviewed interested persons transactions.

The Audit Committee has nominated Ernst and Young for re-appointment as auditors of the Company by shareholders for the ensuing financial year commencing 1 April 2003.

7. SHARE CAPITAL

No shares were issued by the Company during the year.

During the financial year, the subsidiary company, Country Foods Pte Ltd issued additional 1,142,858 ordinary shares of $1 each to the Company at a premium of $0.75 per share to raise additional working capital.

8. ACQUISITION AND DISPOSAL OF SUBSIDIARIES

During the financial year, the Company acquired the following subsidiary company:-

NAME OF SUBSIDIARY	COST OF INVESTMENT	NET ASSETS ACQUIRED	INTEREST ACQUIRED
Country Foods Pte Ltd	S$4,000,000	S$2,661,000	57%

Subsequent to the initial acquisition of Country Foods Pte Ltd, the Company subscribed additional 1,142,858 ordinary shares of $1 each in the share capital of Country Foods Pte Ltd to increase its interest in Country Foods Pte Ltd from 57% to 67%.

There was no other acquisition or disposal of a subsidiary company by the Company during the year.

9. OPTIONS ON SHARES OF THE COMPANY

SATS Employee Share Option Plan ("the Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, was approved by Shareholders of the Company at the Company's Extraordinary General Meeting held on 7 July 2001.

Under the plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the last dealt prices of the Company's ordinary shares on the SGX-ST for the five consecutive market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;

b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;

c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and

d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

The Committee administering the Plan comprises the following directors as at the date of this report:

Richard Charles Helfer	-	Chairman
Michael Tan Jiak Ngee	-	Member
Hong Hai	-	Member

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan and no option was granted at a discount.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 17,457,400 unissued ordinary shares of $0.10 each in the Company at an offering price of $1.90 per share.

At the end of the financial year, options to take up 61,799,200 unissued ordinary shares of $0.10 each in the Company were outstanding:

	NUMBER OF UNISSUED ORDINARY SHARES OF $0.10 EACH					
DATE OF GRANT	BALANCE AT 1.4.2002/ DATE OF GRANT	OPTIONS NOT ACCEPTED	OPTIONS LAPSED	BALANCE AT 31.3.2003	EXERCISE PRICE	EXPIRY DATE
28.3.2000	18,150,000	-	312,800	17,837,200	$2.50	27.3.2010
3.7.2000	13,917,300	-	137,300	13,780,000	$2.10	2.7.2010
2.7.2001	15,243,400	-	162,600	15,080,800	$1.54	1.7.2011
1.7.2002	17,457,400	2,217,900	138,300	15,101,200	$1.90	30.6.2012
	64,768,100	2,217,900	751,000	61,799,200		

10. OTHER STATUTORY INFORMATION

a) Before the profit and loss account and balance sheet of the Company and of the Group were made out, the directors took reasonable steps:

   i) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts and have satisfied themselves that all known bad debts had been written-off and that adequate provision had been made for doubtful debts; and

   ii) to ensure that any current assets which were unlikely to realise their book value in the ordinary course of business had been written down to their estimated realisable values.

b) At the date of this report, the directors are not aware of any circumstances which would render:

   i) the amount written-off for bad debts or the amount of the provision for doubtful debts in the Group inadequate to any substantial extent; and

   ii) the values attributed to current assets in the consolidated financial statements misleading.

c) At the date of this report, the directors are not aware of any circumstances not otherwise dealt with in the report or financial statements which would render any amount stated in the financial statements of the Company and the Group misleading.

d) As at the date of this report:

   i) there are no charges on the assets of the Company and of the Group which have arisen since the end of the financial year to secure the liabilities of any other person; and

   ii) there are no contingent liabilities which have arisen since the end of the financial year in respect of the Company and of the Group, except those mentioned in Note 33 to the financial statements.

e) No contingent liability or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the directors, will or may affect the ability of the Company or of the Group to meet their obligations as and when they fall due.

f) In the opinion of the directors, no other item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of the operations of the Company or of the Group for the financial year in which this report is made.

11. AUDITORS

Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment as auditors of the Company.

On behalf of the Board,

CHEONG CHOONG KONG
Chairman

MICHAEL TAN JIAK NGEE
Deputy Chairman

Dated this 19th day of May, 2003
Singapore

AUDITORS' REPORT TO THE MEMBERS OF SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We have audited the financial statements of Singapore Airport Terminal Services Limited for the year ended 31 March 2003 in accordance with Singapore Standards on Auditing. The financial statements comprise the balance sheets of the Company and the Group as at 31 March 2003, the profit and loss accounts and statement of changes in equity of the Company and the Group, and the cash flow statements of the Group for the year then ended, together with the notes thereto.

In our opinion, the accompanying summary financial statements set out on pages 15 to 18 is consistent, in all material respects, with the financial statements and the directors' report from which they were derived, and complies with the requirements of S203A of the Companies (Amendment) Act 1995, and regulations made thereunder.

For a better understanding of the financial position and the results of the operations of the Company and the Group for the period and of the scope of our audit, the summary financial statement information on pages 15 to 18 should be read in conjunction with the financial statements and our audit report thereon.

In our auditors' report dated 19th May 2003 which is reproduced below, we expressed an unqualified opinion on the financial statements of Singapore Airport Terminal Services Limited:

"We have audited the financial statements of Singapore Airport Terminal Services Limited set out on pages # to #. These financial statements comprise the balance sheets of the Company and the Group as at 31 March 2003, the profit and loss accounts and statement of changes in equity of the Company and the Group, and the cash flow statement of the Group for the year then ended. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,

a) the financial statements are properly drawn up in accordance with the provision of the Companies Act ("Act") and Singapore Statements of Accounting Standard and so as to give a true and fair view of:-
   i) the state of affairs of the Company and of the Group as at 31 March 2003, the results and changes in equity of the Company and of the Group, and the cash flows of the Group for the year then ended; and
   ii) the other matters required by Section 201 of the Act to be dealt with in the financial statements.

b) the accounting and other records, and the registers required by the Act to be kept by the Company and those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations as required by us for those purposes.

The auditors' reports on the financial statements of the subsidiaries were not subject to any qualification and in respect of subsidiaries incorporated in Singapore did not include any comment made under Section 207(3) of the Act."

ERNST & YOUNG
Certified Public Accountants

Dated this 19th day of May, 2003.
Singapore

Note:

\# *The page numbers are stated in the Auditors' report dated 19 May 2003 included in the SATS Annual Report for the financial year ended 31 March 2003.*

PROFIT AND LOSS ACCOUNTS FOR THE YEAR ENDED 31 MARCH 2003

(IN $ THOUSANDS)

	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
REVENUE	958,145	895,279	74,301	70,864
EXPENDITURE				
Staff costs	(402,637)	(324,303)	(16,173)	(12,961)
Cost of raw materials	(70,436)	(67,469)	-	-
Licensing fees	(68,479)	(64,416)	-	-
Depreciation charges	(60,440)	(56,824)	(27,170)	(26,309)
Company accommodation and utilities	(56,563)	(54,116)	(7,904)	(7,057)
Other costs	(71,316)	(61,435)	(7,485)	(5,265)
	(729,871)	(628,563)	(58,732)	(51,592)
OPERATING PROFIT	228,274	266,716	15,569	19,272
Interest on borrowings	(5,834)	(5,938)	(7,690)	(9,309)
Interest income	3,856	3,996	3,841	3,949
Gross dividends from subsidiary companies	-	-	294,305	135,223
Gross dividends from associated companies	-	-	18,494	18,067
Gross dividend from long-term investment	691	615	691	615
Share of results of associated companies	31,061	22,486	-	-
Amortisation of goodwill	(888)	(429)	-	-
Amortisation of deferred income	911	-	911	-
PROFIT BEFORE TAXATION	258,071	287,446	326,121	167,817
Taxation	(43,259)	(74,659)	(71,605)	(44,277)
PROFIT AFTER TAXATION	214,812	212,787	254,516	123,540
Minority interests	(54)	70	-	-
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	214,758	212,857	254,516	123,540
Basic earnings per share (cents) *	21.5	21.3		
Diluted earnings per share (cents) #	21.4	21.3		

* Basic earnings per share is calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the dilutive effect on the exercise of all outstanding share options granted to employees. This dilutive effect is computed based on the difference between the number of shares under option and the number of shares that could have been issued at fair values.

BALANCE SHEET

AS AT 31 MARCH 2003

(IN $ THOUSANDS)

	GROUP		COMPANY	
	31.3.2003	31.3.2002	31.3.2003	31.3.2002
SHARE CAPITAL				
Authorised	200,000	200,000	200,000	200,000
Issued and fully-paid	100,000	100,000	100,000	100,000
RESERVES				
Distributable				
Revenue reserve	978,875	819,496	619,797	419,881
Foreign currency translation reserve	6,357	9,939	-	-
Non-distributable				
Statutory reserve	1,601	822	-	-
	986,833	830,257	619,797	419,881
SHARE CAPITAL AND RESERVES	1,086,833	930,257	719,797	519,881
MINORITY INTERESTS	2,726	470	-	-
DEFERRED TAXATION	103,808	113,298	51,564	60,778
NOTES PAYABLE	-	200,000	-	200,000
LOAN FROM IMMEDIATE HOLDING COMPANY	45,965	48,016	45,965	48,016
TERM LOAN	863	1,483	-	-
HIRE PURCHASE CREDITORS	-	9	-	-
DEFERRED INCOME	31,891	-	31,891	-
	1,272,086	1,293,533	849,217	828,675
Represented by:				
FIXED ASSETS				
Leasehold land and buildings	593,304	617,224	587,560	614,597
Progress payments	17,260	8,831	748	432
Others	207,052	231,391	1,802	2,529
	817,616	857,446	590,110	617,558
INVESTMENT IN SUBSIDIARY COMPANIES	-	-	43,275	37,275
LONG-TERM INVESTMENTS	7,886	7,886	7,886	7,886
ASSOCIATED COMPANIES	130,259	122,195	95,231	92,722
GOODWILL	9,164	8,156	-	-
LOAN TO THIRD PARTY	45,965	48,016	45,965	48,016
DEFERRED TAXATION	85	-	-	-
CURRENT ASSETS				
Trade debtors	67,454	56,931	526	37
Other debtors	29,087	31,560	25,952	29,521
Related companies	238,583	293,729	185,678	247,146
Associated companies	1,108	757	1,108	733
Stocks	10,108	8,745	454	465
Short term non-equity investments	117,785	-	117,785	-
Bank fixed deposits	182,168	46,208	182,168	42,707
Cash and bank balance	14,811	6,252	6,157	2,028
	661,104	444,182	519,828	322,637
Less:				
CURRENT LIABILITIES				
Term loan	620	620	-	-
Trade creditors	104,633	52,503	4,181	3,945
Other creditors	30,620	70,517	21,192	33,577
Related companies	-	-	211,056	255,812
Notes payable	200,000	-	200,000	-
Provision for taxation	64,120	70,708	16,649	4,085
	399,993	194,348	453,078	297,419
NET CURRENT ASSETS	261,111	249,834	66,750	25,218
	1,272,086	1,293,533	849,217	828,675

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2003

(IN $ THOUSANDS)

	2002-2003	2001-2002
Cash flows from operating activities		
Profit before taxation	258,071	287,446
Adjustments for:		
Interest income	(3,856)	(3,996)
Interest on borrowings	5,834	5,938
Dividend from long-term investment	(691)	(615)
Depreciation of fixed assets	60,440	56,824
Unrealised foreign exchange loss/(gain)	3,013	(872)
Gain on sale of fixed assets	(83)	(973)
Share of results of associated companies	(31,061)	(22,486)
Amortisation of goodwill	888	429
Amortisation of deferred income	(911)	-
Operating profit before working capital changes	291,644	321,695
Increase in debtors	(8,558)	(2,099)
(Increase)/decrease in stocks	(905)	1,623
Decrease/(increase) in amounts owing by related companies	6,639	(7,205)
Increase/(decrease) in creditors	1,510	(92,078)
Increase in amounts due from associated companies	(152)	(29)
Cash generated from operations	290,178	221,907
Interest paid to third parties	(5,882)	(5,890)
Tax paid	(51,109)	(21,230)
Net cash provided by operating activities	233,187	194,787
Cash flows from investing activities		
Purchase of fixed assets	(12,429)	(43,108)
Investment in associated companies	(3,447)	(45,618)
Repayment of loan from associated companies	739	1,498
Dividends from associated companies	15,687	15,776
Proceeds from sale of fixed assets	3,634	1,056
Interest received from deposits	3,614	3,672
Dividend received from long-term investments	691	615
Purchase of short-term non-equity investments	(117,785)	-
Acquisition of subsidiary company, net of cash acquired	(2,093)	-
Net cash used in investing activities	(111,389)	(66,109)
Cash flows from financing activities		
Repayment of term loan	(620)	(620)
Issuance of shares by a subsidiary company to a minority shareholder	-	540
Repayment of hire purchase creditor	(193)	(394)
Dividends paid	(54,600)	(45,300)
Deferred income	32,802	-
Net cash used in financing activities	(22,611)	(45,774)
Net increase in cash and cash equivalents	99,187	82,904
Effects of exchange rate changes	(3,013)	872
Cash and cash equivalents at beginning of financial year	254,056	170,280
Cash and cash equivalents at end of financial year	350,230	254,056

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 MARCH 2003 (CONT'D)

(IN $ THOUSANDS)

SUMMARY OF EFFECTS OF CHANGES ON ACQUISITION OF SUBSIDIARY COMPANY

	2002-2003
Net Assets acquired:	
Fixed assets	2,930
Stocks	459
Debtors	1,941
Cash and bank balances	1,907
Creditors	(2,581)
	4,656
Less: Minority interests	(1,995)
Goodwill on acquisition	1,339
	4,000
Less: Cash and cash equivalent of subsidiary company acquired	(1,907)
Cash outflow on acquisition, net of cash acquired	2,093

SIGNIFICANT RELATED PARTY TRANSACTIONS

The followings are transactions entered into by the Group with related parties at market rates:

(IN $ THOUSANDS)	GROUP		COMPANY	
	2002-2003	2001-2002	2002-2003	2001-2002
Services rendered by:				
Immediate holding company	15,872	15,845	1,756	1,569
Subsidiary companies	-	-	125	207
Related companies	2,002	2,031	119	119
	17,874	17,876	2,000	1,895
Sales to:				
Immediate holding company	418,217	417,780	610	1,555
Subsidiary companies	-	-	63,257	60,583
Related companies	157,226	105,991	2,425	2,065
Associated companies	905	975	905	975
	576,348	524,746	67,197	65,178
Interest expense on:				
Loan from third parties	5,834	5,938	5,799	5,872
Deposit from subsidiary companies	-	-	1,891	3,437
	5,834	5,938	7,690	9,309
Interest income from :				
Immediate holding company	1,448	2,662	1,448	2,662
Third parties	2,361	1,145	2,346	1,098
Associated companies	47	189	47	189
	3,856	3,996	3,841	3,949

INTERESTED PERSONS TRANSACTIONS (IN $ THOUSANDS)

Interested persons transactions under the shareholders' mandate for the year are as follows:

NAME OF INTERESTED PERSON	AGGREGATE VALUE OF ALL INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE FINANCIAL YEAR UNDER REVIEW (EXCLUDING TRANSACTIONS OF VALUE LESS THAN $100,000, AND TRANSACTIONS CONDUCTED UNDER THE SHAREHOLDERS' MANDATE PURSUANT TO RULE 920)		AGGREGATE VALUE OF ALL INTERESTED PERSON TRANSACTIONS ENTERED INTO DURING THE FINANCIAL YEAR UNDER REVIEW UNDER THE SHAREHOLDERS' MANDATE PURSUANT TO RULE 920 (EXCLUDING TRANSACTIONS OF VALUE LESS THAN $100,000)	
	2002-2003	2001-2002	2002-2003	2001-2002
Singapore Airlines Ltd	-	8,790	7,972	16,443
Keppel FMO Pte Ltd	-	-	3,347	-
Keppel Electric Pte Ltd	-	-	1,500	-
Changi International Airport Services Pte Ltd	-	-	1,441	516
Invo-Tech Engineering Pte Ltd	-	-	1,006	1,773
SilkAir Pte Ltd	-	-	1,020	234
SIA Engineering Company Ltd	-	-	574	2,968
Eagle Services Asia Pte Ltd	-	-	154	951
SIA Cargo Pte Ltd	-	-	151	-
Singapore Food Industries Ltd	-	-	151	-
SEMAC Pte Ltd	-	-	-	409
Total interested person transactions	-	8,790	17,316	23,294

Note: All the above interested persons transactions were done on normal commercial terms.

INFORMATION ON SHAREHOLDINGS
AS AT 16 MAY 2003

SHARE CAPITAL

Authorised share capital:	2,000,000,000 ordinary shares of S$0.10 each
Issued and fully paid:	1,000,000,000 ordinary shares of S$0.10 each
Voting Rights:	One Vote Per Share

ANALYSIS OF SHAREHOLDINGS

RANGE OF SHAREHOLDINGS	NUMBER OF SHAREHOLDERS	%	AMOUNT OF SHAREHOLDINGS	%
1 --- 999	109	0.42	51,622	-
1,000 --- 10,000	25,390	97.86	40,117,600	4.01
10,001 --- 1,000,000	438	1.69	17,361,404	1.74
1,000,001 and above	8	0.03	942,469,374	94.25
Total	25,945	100.00	1,000,000,000	100.00

MAJOR SHAREHOLDERS

NO.	NAME	NUMBER OF SHARES HELD	%
1	SINGAPORE AIRLINES LIMITED	870,000,000	87.00
2	RAFFLES NOMINEES PTE LTD	19,805,100	1.98
3	DBS NOMINEES PTE LTD	18,642,786	1.86
4	CITIBANK NOMINEES SINGAPORE PTE LTD	13,556,753	1.36
5	UNITED OVERSEAS BANK NOMINEES PTE LTD	9,487,400	0.95
6	OVERSEA-CHINESE BANK NOMINEES PTE LTD	6,383,800	0.64
7	DB NOMINEES (S) PTE LTD	2,553,035	0.26
8	HSBC (SINGAPORE) NOMINEES PTE LTD	2,040,500	0.20
9	REALTY & INVESTMENT HOLDINGS PTE LTD	600,000	0.06
10	BNP PARIBAS NOMINEES SINGAPORE PTE LTD	466,000	0.05
11	OCBC SECURITIES PRIVATE LTD	395,500	0.04
12	UOB KAY HIAN PTE LTD	343,000	0.03
13	ABN AMRO NOMINEES SINGAPORE PTE LTD	298,000	0.03
14	W.GAN SDN. BHD.	286,000	0.03
15	PHILLIP SECURITIES PTE LTD	285,500	0.03
16	JOHN HANCOCK LIFE ASSURANCE CO LTD - LIFE FUND II A/C	267,000	0.03
17	ONG MONG SIANG	250,000	0.03
18	DBS VICKERS SECURITIES (S) PTE LTD	244,000	0.02
19	LAM SAN PROPERTIES PTE LTD	240,000	0.02
20	SINGAPORE REINSURANCE CORPORATION LTD - SIF GENERAL	239,000	0.02
	Total	946,383,374	94.64

SUBSTANTIAL SHAREHOLDERS

(as shown in the Company's Register of Substantial Shareholders)

NAME OF SUBSTANTIAL SHAREHOLDER	NO. OF SHARES IN WHICH IT HAS A DIRECT INTEREST (REPRESENTING PERCENTAGE OF SHAREHOLDING)	NO. OF SHARES IN WHICH IT HAS A DEEMED INTEREST (REPRESENTING PERCENTAGE OF SHAREHOLDING)	TOTAL NUMBER OF SHARES IN WHICH IT IS INTERESTED (REPRESENTING PERCENTAGE OF SHAREHOLDING)
Singapore Airlines Limited	870,000,000 (87%)	-	870,000,000 (87%)
Temasek Holdings (Private) Limited	-	* 870,010,000 (87%)	870,010,000 (87%)

* derived mainly through direct interest of Singapore Airlines Limited

SHAREHOLDING HELD BY THE PUBLIC

As at 16 May 2003, the percentage of shareholding held in the hands of the public was approximately 13%. The Company confirms that Rule 723 of the SGX-ST Listing Manual is complied with.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 30th Annual General Meeting of the Company will be held at the Mandarin Ballroom, Level 6, South Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Saturday 19 July 2003 at 10.00 am to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2003 and the Auditors' Report thereon.

2. To declare a final dividend of 40% or 4 cents per share less income tax of 22% for the year ended 31 March 2003.

3. To re-elect Mr Ng Kee Choe, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Chew Choon Seng, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To re-elect Mr Barry Desker, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

6. To re-elect Mr Cheng Wai Wing Edmund in accordance with Article 90 of the Company's Articles of Association.

7. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorise the Directors to fix their remuneration.

SPECIAL BUSINESS

ORDINARY RESOLUTIONS

8. To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

   8.1 "To approve payment of Directors' Fees of $377,370.96 (2002:- $266,256.79) for the year ended 31 March 2003."

   8.2 "That subject to the Companies Act (Cap. 50), the Articles of Association of the Company and the Listing Manual of the Singapore Exchange Securities Trading Limited ("SGX-ST"), the Directors of the Company be and are hereby authorised pursuant to Section 161 of the Companies Act (Cap. 50), to issue shares in the Company (whether by way of rights, bonus or otherwise) at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit, **PROVIDED ALWAYS THAT**:- (a) the aggregate number of shares to be issued pursuant to this Resolution does not exceed 50 per cent of the total issued share capital of the Company for the time being, of which the aggregate number of shares that may be issued other than on a pro rata basis to existing shareholders shall not exceed 20 per cent of the total issued share capital of the Company for the time being, and the aggregate number of shares that may be issued under this proviso shall be calculated in accordance with the listing rules of the SGX-ST, and (b) unless revoked or varied by the Company in general meeting, such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company, or the date by which the next Annual General Meeting of the Company is required by law or the Articles of Association of the Company to be held, whichever is the earlier."

   8.3 "That the Board of Directors of the Company be and is hereby authorised to offer and grant Options in accordance with the provisions of the SATS Employee Share Option Plan (the "Plan") and to allot and issue from time to time such number of ordinary shares of $0.10 each in the capital of the Company as may be required to be issued pursuant to the exercise of the Options under the Plan, **PROVIDED ALWAYS THAT** the aggregate number of ordinary shares to be issued pursuant to the Plan shall not exceed 15 per cent of the total issued share capital of the Company from time to time."

8.4 "That, for the purposes of Chapter 9 of the Listing Manual of the Singapore Exchange Securities Trading Limited ("Chapter 9"):-

(a) approval be and is hereby given, for the Company, its subsidiaries and relevant associated companies comprising entities at risk under the provisions of Chapter 9, or any of them, to enter into any of the transactions falling within the types of Interested Person Transactions as set out in the Company's Mandate for Interested Person Transactions approved at the Extraordinary General Meeting of the Company held on 7 July 2001 and renewed at the Annual General Meeting of the Company held on 9 July 2002 ("IPT Mandate"), with any party who is of the class of Interested Persons described in the IPT Mandate;

(b) such approval shall, unless revoked or varied by the Company in General Meeting, continue in force until the next Annual General Meeting of the Company; and

(c) the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including without limitation executing all such documents as may be required), as they and/or he may consider expedient or necessary or in the interests of the Company to give effect to the transactions contemplated and/or authorized by the IPT Mandate and/or this Resolution."

9. To transact any other business which may arise and can be transacted at an annual general meeting.

NOTICE IS HEREBY GIVEN THAT, subject to approval being obtained at the 30th Annual General Meeting of the Company for the declaration of the final dividend which will be paid on 8 August 2003, the Transfer Books and Register of Members of the Company will be closed on 28 and 29 July 2003 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, KPMG, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 pm on 25 July 2003 will be registered to determine shareholders' entitlement to the proposed final dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 25 July 2003 will be entitled to the proposed final dividend.

By order of the Board

Yip Wai Ping Annabelle
Company Secretary

Dated this 12th day of June 2003
Singapore

NOTICE OF ANNUAL GENERAL MEETING (CONT'D)

EXPLANATORY NOTES ON ORDINARY BUSINESS RESOLUTION NOS. 3 TO 6 AND SPECIAL BUSINESS TO BE TRANSACTED

i. In relation to Ordinary Resolutions Nos. 3 to 5, Mr Ng Kee Choe will upon re-election continue to serve as Chairman of the Audit Committee and member of the Nominating Committee and Capital Structure Committee. Mr Chew Choon Seng will upon re-election continue to serve as Deputy Chairman of the Company and as Chairman of the Capital Structure Committee and member of the Audit Committee, Nominating Committee and SATS Board Committee. Mr Barry Desker will upon re-election continue to serve as Chairman of the Nominating Committee. The Nominating Committee and the Board consider Mr Ng and Mr Desker as independent Directors and Mr Chew as a non-independent Director. Please refer to the sections on Board of Directors and Corporate Governance in the SATS Annual Report for FY2002-03 for more information relating to Mr Ng, Mr Chew and Mr Desker.

ii. In relation to Ordinary Resolution No. 6, Mr Cheng Wai Wing Edmund will upon re-election continue to serve as Chairman of the Company and as Chairman of the SATS Board Committee. Please refer to the sections on Board of Directors and Corporate Governance in the SATS Annual Report for FY2002-03 for more information relating to Mr Cheng. The Nominating Committee and the Board consider Mr Cheng to be a non-independent Director.

iii. Ordinary Resolution No. 8.1 is to approve the payment of Directors' Fees of $377,370.96 (FY2001/02:-$266,256.79) (FY2000/01:-$327,120.54) for the year ended 31 March 2003, for services rendered by Directors on the Board as well as various Board Committees. The formula for computation of the said Directors' Fees is set out in the Corporate Governance section of the SATS Annual Report for FY2002-03. The increase in the amount of Directors' Fees from the amount for FY2001/02 is due to the increase in the number of Directors on the Board (from 7 to 9) and in the number of Board Committees (from 4 to 5, excluding the ad hoc Capital Structure Committee whose members will not receive fees in respect of their membership), as well as a 15% reduction in Directors' Fees that was incorporated in the amount for FY2001/02. The Directors have decided to waive 50% of the said Directors' Fees of $377,370.96, in the light of the difficult economic conditions facing the Company following the war in Iraq and impact of Severe Acute Respiratory Syndrome (SARS), and the cost cutting measures taken as well as under consideration by the Company, relating to staff and other costs.

iv. Ordinary Resolution No. 8.2 is to empower the Directors from the date of the above Meeting until the date of the next Annual General Meeting, to issue shares in the Company. The number of shares which the Directors may issue under this Resolution will not exceed 50 per cent of the issued share capital of the Company for the time being. For issues of shares other than on a pro rata basis to all shareholders, the aggregate number of shares to be issued shall not exceed 20 per cent of the total issued share capital of the Company for the time being, calculated in accordance with the listing rules of the Singapore Exchange Securities Trading Limited.

v. Ordinary Resolution No. 8.3 is to authorise the Directors to offer and grant Options in accordance with the provisions of the Company's Employee Share Option Plan (the "Plan") and to allot and issue shares under the Plan. The modified and restated Plan was approved at the Extraordinary General Meeting of the Company held on 7 July 2001.

vi. Ordinary Resolution No. 8.4 is to renew the modified and restated Shareholders' Mandate for Interested Person Transactions ("IPT Mandate") approved at the Extraordinary General Meeting of the Company held on 7 July 2001 and renewed by ordinary resolution passed at the Annual General Meeting of the Company held on 9 July 2002, authorizing the Company, its subsidiaries and relevant associated companies or any of them to enter into certain types of transactions with certain interested persons, as specified in the IPT Mandate.

NOTES

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than two (2) proxies to attend and vote in his stead. A proxy need not be a member of the Company.
2. The instrument appointing a proxy must be deposited at Robinson Road Post Office, P O Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Meeting.

THIS PAGE IS INTENTIONALLY LEFT BLANK

1. For investors who have used their CPF monies to buy the Company's shares, this report is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)

*I/We ______________________________ (NRIC / Passport No. ______________________________)
of ____
being a *member/members of Singapore Airport Terminal Services Limited, hereby appoint

NAME	ADDRESS	NRIC/ PASSPORT NUMBER	PROPORTION OF SHAREHOLDINGS (NO. OF SHARES)

and/or (delete as appropriate)

Or failing *him/her, the Chairman of the Annual General Meeting ("AGM") of the Company, as *my/our *proxy/proxies to attend and to vote for *me/us and on *my/our behalf at the AGM of the Company to be held on 19 July 2003 and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the AGM shall be *my/our *proxy/proxies to vote, for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder, for *me/us and on *my/our behalf at the AGM and at any adjournment thereof.

NO.	RESOLUTION	**FOR	**AGAINST
	ORDINARY BUSINESS		
1	Adoption of the Directors' Report, Audited Accounts and the Auditors' Report		
2	Declaration of final dividend		
3	Re-election of Mr Ng Kee Choe retiring by rotation in accordance with Article 83		
4	Re-election of Mr Chew Choon Seng retiring by rotation in accordance with Article 83		
5	Re-election of Mr Barry Desker retiring by rotation in accordance with Article 83		
6	Re-election of Mr Cheng Wai Wing Edmund standing for re-election in accordance with Article 90		
7	Re-appointment and remuneration of Auditors		
	SPECIAL BUSINESS		
8.1	Approval of Directors' Fees		
8.2	Authority for Directors to issue shares pursuant to Section 161 of the Companies Act (Cap 50)		
8.3	Authority for Directors to offer and grant options and issue shares in accordance with the provisions of the SATS Employee Share Option Plan		
8.4	Approval of Shareholders' Mandate for Interested Person Transactions		

* Delete Accordingly
** Please indicate your vote "For" or "Against" with a " ✓ " within the box provided

Dated this ______ day of ______________ 2003

Total number of Ordinary Shares held:-	

IMPORTANT
Please read Notes on the reverse.

____
Signature(s) of Shareholder(s) or Common Seal

NOTES:-

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.

2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed in the alternative.

3. The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.

4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act (Cap 50), to attend and vote on its behalf.

5. The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at Robinson Road Post Office, P.O. Box 2114 Singapore 904114, at least 48 hours before the time appointed for the AGM.

6. On a show of hands, the Chairman of the AGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.

7. A member should insert the total number of Ordinary Shares held. If the member has Ordinary Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act (Cap 50)), he should insert that number of Ordinary Shares. If the member has Ordinary Shares registered in his name in the Register of Members, he should insert that number of Ordinary Shares. If the member has Ordinary Shares entered against his name in the Depository Register as well as Ordinary Shares registered in his name in the Register of Members, he should insert the aggregate number of Ordinary Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Ordinary Shares held by the member.

8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Ordinary Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Ordinary Shares entered against his name in the Depository Register at least 48 hours before the time\ appointed for holding the AGM as certified by The Central Depository (Pte) Limited to the Company.

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SATS

Affix Postage Stamp

The Company Secretary
Singapore Airport Terminal Services Limited
Robinson Road Post Office
P O Box 2114
Singapore 904114

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REQUEST FORM

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)

12 June 2003

Dear Shareholder,

This is a copy of the Summary Financial Report ("SFR") of Singapore Airport Terminal Services Limited ("SATS") for financial year 2002/03. The SFR contains a review of the SATS Group for the year ended 31 March 2003. It also contains a summary of the audited financial statements of SATS and the SATS Group for that financial year. We will continue to send you a copy of the SFR for subsequent financial years, for as long as you are a SATS shareholder, unless you indicate or had previously indicated otherwise.

The Directors' Report and the full financial statements of SATS and the SATS Group are set out in a separate report called the Annual Report. This report is available to all SATS shareholders at no cost upon request.

If you wish to receive a copy of the Annual Report for the financial year 2002/03 and for subsequent financial years for as long as you are a shareholder, please complete the request form below by ticking the appropriate box, and return it to us at the address specified overleaf, by no later than 20 June 2003. If we do not receive your request form by such date, it will indicate that you do not wish to receive the Annual Report for the financial year 2002/03 and for future financial years. Nonetheless, please note that you may change your wishes in respect of our SFR and Annual Report for future financial years. Also, if you had previously indicated your wishes to us in connection with your receipt of the SFR and/or Annual Report for this and future financial years, we will take it that there have been no changes to your wishes and will act accordingly unless you inform us otherwise.

Yours faithfully
For SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

ANNABELLE YIP
Company Secretary

TO: SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Robinson Road Post Office
PO Box 2114
Singapore 904114

NB. Please tick only one box. Incomplete or incorrectly completed forms will not be processed.

[ ] Please do not send to me/us the Summary Financial Report and Annual Report for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

[ ] Please send to me/us the Annual Report in addition to the Summary Financial Report for financial year 2002/03 and for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

Name(s) of shareholder(s) : ____________________

NRIC/Passport Number(s): ____________________

#CDP Securities Account Number : | 1 | 6 | 8 | 1 | - | | | | | - | | | | | |

Address : ____________________

____

Signature(s) : ____________________ Date : ____________________

this is only applicable if your shares in SATS are registered with The Central Depository (Pte) Limited

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SATS

Postage will be paid by licensee. For posting in Singapore only.

Business Reply Service
Permit No. 06426

The Company Secretary
Singapore Airport Terminal Services Limited
Robinson Road Post Office
P O Box 2114
Singapore 904114

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REGISTERED OFFICE 20 Airport Boulevard SATS Inflight Catering Centre 1 Singapore 819659

CORPORATE WEBSITE www.sats.com.sg

INVESTOR RELATIONS CONTACTS TEL (65) 6541 8153
FAX (65) 6541 8154